07024588

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lee & Man Paper Manufacturing Limited

*CURRENT ADDRESS Cricket Square, Hutchins Drive
(P.O. Box 2681)
Grand Cayman KY1-1111, Cayman Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

FILE NO. 82- 35093 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/19/07

CR

Companies Registry
公司註冊處

RECEIVED
2007 MAY 31 A 10:19
COMPANIES REGISTRY

表格 F2

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 12791

1 Company Name 公司名稱

Lee & Man Paper Manufacturing Limited

2 Country of Incorporation 成立爲法團所在國家

Cayman Islands

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

Cricket Square, Hutchins Drive, PO Box 2681,
Grand Cayman KY1-1111, Cayman Islands

(b) New Principal Place of Business 新主要營業地址

Signed 簽名 : [signature]

(Name 姓名) : (Cheung Kwok Keung) Date 日期 : 25 October 2006

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
Cheung Kwok Keung 5/F Liven House 61-63 King Yip Street Kwun Tong Kowloon	

Specification No. 1/97

指明編號第 1/97 號

表格 ARF1

Companies Registry
公司註冊處

RECEIVED
2007 MAY 31 A 10:19

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 12791

1 Company Name 公司名稱

Lee & Man Paper Manufacturing Limited

2 Year of Annual Return 周年申報表年度

2006

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	04	2005	To 至	31	03	2006

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名：

(Name 姓名)：(Cheung Kwok Keung) Date 日期：21 August 2006

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

CHEUNG KWOK KEUNG
5/F LIVEN HOUSE
61-63 KING YIP STREET
KWUN TONG
KOWLOON HONG KONG

For Official Use
請勿填寫本欄

Specification No. 1/98
指明編號第 1/98 號

CR 表格 D2

Companies Registry
公 司 註 冊 處

RECEIVED
2007 MAY 31 A 10:42

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F12791

1 **Company Name 公司名稱**

Lee & Man Paper Manufacturing Limited

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☒ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Cheung Kwok Keung
8/F Liven House
61-63 King Yip Street
Kwun Tong
Kowloon

For Official Use
請勿填寫本欄

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

Company Number 公司編號

F12791

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of Address	8 May 2006 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
Li	King Wai Ross

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址 Flat D, G/F, Block 2, One Beacon Hill, 1 Beacon Hill Road, Kowloon Tong, Kowloon, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K400132(A)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Cheung Kwok Keung) Date 日期： 12 May 2006

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Registration No.: 125845

COPY

ANNUAL RETURN and DECLARATION

(Pursuant to Sect. 187 and 188 of the Cayman Islands Companies Law, Cap. 22)

EXEMPTED COMPANY

Name: Lee & Man Paper Manufacturing Limited

Address: **PO Box 2681, Century Yard, Cricket Square, Hutchins Drive, Grand Cayman KY1-1111**

RECEIVED

Fees sent with return $ 1,968.00 **Cheque No.:**

DECLARATION

I, Codan Trust Company (Cayman) Limited as authorised signatory of the above named
(Print Name)
company, Do Hereby Declare as Follows:

(a) Since the previous return of the company there has been no alteration in the memorandum of association, other than an alteration in the name of the company, effected in accordance with sect. 31, or an alteration already reported in accordance with sect. 10.

(b) The operations of the Exempted Company since the last return of the company, have been mainly outside of the Cayman Islands.

(c) The provision of sect. 193 has been, and is being complied with; and

(d) All bearer shares are kept by a custodian.

Dated this 4th day of January, 2007

Krys Lumsden

For and on behalf of Codan Trust Company (Cayman) Limited

REGISTRAR OF COMPANIES
JAN 2 9 2007
CAYMAN ISLANDS

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2006

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

RECEIVED

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung (Name of Responsible Official) Tel No: 2319 9778

Date: 3 May 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: 3 2. Preference shares:
3. Other classes of shares: please specify: ________
4. Warrants: please specify: ________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (______)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	967,608,000	N/A	N/A
Increase / (Decrease) during the month	N/A	N/A	N/A
Balance at close of the month	967,608,000	N/A	N/A

(D) Details of Movement:
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Pre-IPO Share Option Scheme Exercise price: HK$ 4.17	5,516,000	N/A	N/A	N/A	5,516,000	N/A
2. Share Option Scheme Exercise price: HK$ 8.50	0	1,800,000	N/A	N/A	1,800,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ________ 2. ________ Exercise price: HK$ ________	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue Placing Bonus Issue Scrip Dividend Repurchase of share Redemption of share Consideration issue Others (please specify)	Price: Issue and allotment Date: Price: Issue and allotment Date: N/A Issue and allotment Date: Issue and allotment Date: Cancellation Date: Redemption Date: Price: Issue and allotment Date: Price: Issue and allotment Date:				N/A	N/A
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					N/A

Remarks: ____
____

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2006

RECEIVED

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 3 June 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: 3 2. Preference shares:
3. Other classes of shares: please specify: ____________
4. Warrants: please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (________)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	967,608,000	N/A	N/A
Increase / (Decrease) during the month	4,450,000	N/A	N/A
Balance at close of the month	972,058,000	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Pre-IPO Share Option Scheme Exercise price: HK$ 4.17	5,516,000	N/A	4,450,000	N/A	1,066,000	N/A
2. Share Option Scheme Exercise price: HK$ 8.50	0	1,800,000	N/A	N/A	1,800,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					N/A

Remarks: ______________________________

____

Authorised Signatory:

Name: Cheung Kwok Keung

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2006

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 6 July 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: 3 2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (______)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	972,058,000	N/A	N/A
Increase / (Decrease) during the month	N/A	N/A	N/A
Balance at close of the month	972,058,000	N/A	N/A

(D) Details of Movement:
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Pre-IPO Share Option Scheme Exercise price: HK$ 4.17	1,066,000	N/A	N/A	N/A	1,066,000	N/A
2. Share Option Scheme Exercise price: HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ________ 2. ________ Exercise price: HK$ ________	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					N/A

Remarks: ________________________________
____

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

.....2/2

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2006

RECEIVED

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung — Tel No: 2319 9778
(Name of Responsible Official)

Date: 4 Aug 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: 3
2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): ( )	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	972,058,000	N/A	N/A
Increase / (Decrease) during the month	N/A	N/A	N/A
Balance at close of the month	972,058,000	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Pre-IPO Share Option Scheme Exercise price: HK$ 4.17	1,066,000	N/A	N/A	N/A	1,066,000	N/A
2. Share Option Scheme Exercise price: HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					N/A

Remarks: ______________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2006

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 5 September 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: 3 2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): ( )	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	972,058,000	N/A	N/A
Increase / (Decrease) during the month	1,066,000	N/A	N/A
Balance at close of the month	973,124,000	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Pre-IPO Share Option Scheme Exercise price: HK$ 4.17	1,066,000	N/A	1,066,000	N/A	0	N/A
2. Share Option Scheme Exercise price: HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ________ 2. ________ Exercise price: HK$ ________	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue Placing Bonus Issue Scrip Dividend Repurchase of share Redemption of share Consideration issue Others (please specify)	Price: Price: N/A Price: Price:	Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Cancellation Date: Redemption Date: Issue and allotment Date: Issue and allotment Date:			N/A	N/A
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					N/A

Remarks: ________________________

____

Authorised Signatory:

Name: Cheung Kwok Keung

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2006

RECEIVED

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 5 October 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1.	Ordinary shares:	3	2. Preference shares:	
3.	Other classes of shares:		please specify:	
4.	Warrants:		please specify:	

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): ( )	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	973,124,000	N/A	N/A
Increase / (Decrease) during the month	N/A	N/A	N/A
Balance at close of the month	973,124,000	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Pre-IPO Share Option Scheme Exercise price: HK$ 4.17	0	N/A	N/A	N/A	0	N/A
2. Share Option Scheme Exercise price: HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue Placing Bonus Issue Scrip Dividend Repurchase of share Redemption of share Consideration issue Others (please specify)	Price: Price: N/A Price: Price:	Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Cancellation Date: Redemption Date: Issue and allotment Date: Issue and allotment Date:			N/A	N/A
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					N/A

Remarks: ____________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2006

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 6 November 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: 3 2. Preference shares:
3. Other classes of shares: please specify: ____________
4. Warrants: please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (____________)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	973,124,000	N/A	N/A
Increase / (Decrease) during the month	11,212,616	N/A	N/A
Balance at close of the month	984,336,616	N/A	N/A

(D) Details of Movement:
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme						
Exercise price: HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
HK$15.10	NA	5,328,000	N/A	N/A	5,328,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	0	11,212,616			11,212,616	11,212,616
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					11,212,616

Remarks: ______________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2006

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 4 December 2006

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✓ 2. Preference shares:
3. Other classes of shares: please specify: ____________
4. Warrants: please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (____________)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	984,336,616	N/A	N/A
Increase / (Decrease) during the month	18,271,573	N/A	N/A
Balance at close of the month	1,002,608,189	N/A	N/A

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme Exercise price:						
HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
HK$15.10	5,328,000	N/A	N/A	N/A	5,328,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ________ 2. ________ Exercise price: HK$ ________	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	11,212,616	18,271,573			29,484,189	18,271,573
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					18,271,573

Remarks: ________________________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2006

RECEIVED

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung   Tel No: 2319 9778
(Name of Responsible Official)

Date: 4 January 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✓   2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (______)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	1,002,608,189	N/A	N/A
Increase / (Decrease) during the month	13,884,541	N/A	N/A
Balance at close of the month	1,016,492,730	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme Exercise price:						
HK$ 8.50	1,800,000	N/A	N/A	N/A	1,800,000	N/A
HK$15.10	5,328,000	N/A	N/A	N/A	5,328,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	29,484,189	13,884,541			43,368,730	13,884,451
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					13,884,451

Remarks: ______________________

____

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2007

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung — Tel No: 2319 9778
(Name of Responsible Official)

Date: 5 January 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✓ 2. Preference shares:
3. Other classes of shares: please specify: ____
4. Warrants: please specify: ____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (____)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	1,016,492,730	N/A	N/A
Increase / (Decrease) during the month	8,872,084	N/A	N/A
Balance at close of the month	1,025,364,814	N/A	N/A

(D) Details of Movement:
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme Exercise price: HK$ 8.50 HK$15.10	 1,800,000 5,328,000	 N/A N/A	 N/A N/A	 N/A N/A	 1,800,000 5,328,000	 N/A N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	43,368,730	8,872,084			52,240,814	8,872,084
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					8,872,084

Remarks: ______________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 28 February 2007

RECEIVED

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 5 March 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✓ 2. Preference shares:
3. Other classes of shares: please specify: ____________
4. Warrants: please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (______________)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	1,025,364,814	N/A	N/A
Increase / (Decrease) during the month	86,526,075	N/A	N/A
Balance at close of the month	1,111,890,889	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme Exercise price:						
HK$ 8.50	1,800,000	N/A	100,000	N/A	1,700,000	100,000
HK$15.10	5,328,000	N/A	N/A	N/A	5,328,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	52,240,814	6,426,075			58,666,889	6,426,075
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price: 18.50	Issue and allotment Date:			6 Feb 07	80,000,000
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					86,526,075

Remarks: ______________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2007

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 3 April 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✓ 2. Preference shares:
3. Other classes of shares: please specify: ____________
4. Warrants: please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (____________)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	1,111,890,889	N/A	N/A
Increase / (Decrease) during the month	7,587,043	N/A	N/A
Balance at close of the month	1,119,477,932	N/A	N/A

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme Exercise price: HK$ 8.50 HK$15.10	1,700,000 5,328,000	N/A N/A	200,000 N/A	N/A N/A	1,500,000 5,328,000	200,000 N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ________ 2. ________ Exercise price: HK$ ________	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	58,666,889	7,387,043			66,053,932	7,387,043
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue	N/A	Issue and allotment Date:			N/A	N/A
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					7,587,043

Remarks: ________________________________

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2007

To: The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Lee & Man Paper Manufacturing Limited
(Name of Company)

Cheung Kwok Keung Tel No: 2319 9778
(Name of Responsible Official)

Date: 5 May 2007

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✓ 2. Preference shares:

3. Other classes of shares: please specify: ______

4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.10	200,000,000.00
Increase / (Decrease) (EGM approval date): (______)	–	–	–
Balance at close of the month	2,000,000,000	0.10	200,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of other classes of shares
Balance at close of preceding month:	1,119,477,932	N/A	N/A
Increase / (Decrease) during the month	249,169	N/A	N/A
Balance at close of the month	1,119,727,101	N/A	N/A

(D) Details of Movement:
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OF OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme Exercise price: HK$ 8.50 HK$15.10	 1,500,000 5,328,000	 N/A N/A	 N/A N/A	 N/A N/A	 1,500,000 5,328,000	 N/A N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$ 12.04	66,053,932	249,169			66,303,101	249,169
OTHER ISSUES OF SHARES*						
Rights Issue Placing Bonus Issue Scrip Dividend Repurchase of share Redemption of share Consideration issue Others (please specify)	Price: Price: N/A Price: Price:	Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Issue and allotment Date: Cancellation Date: Redemption Date: Issue and allotment Date: Issue and allotment Date:			N/A	N/A
	Total No. of ordinary shares / preference shares / other classes of shares increased / (decreased) during the month:					249,169

Authorised Signatory:

Name: Cheung Kwok Keung
Title: Company Secretary

Remarks: ______________________

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

DISCLOSEABLE TRANSACTIONS
FORMATION OF JOINT VENTURE COMPANY
AND
ACQUISITION OF ASSETS

The Board announces that on 10 April 2007 Top Honour, an indirect wholly-owned subsidiary of the Company, entered into the Joint Venture Agreement with Wise Sense relating to the regulation of the Joint Venture Company. The Joint Venture Company will be the holding company for a company to be established in Vietnam to engage principally in the production of linerboard and corrugating medium.

Pursuant to the Joint Venture Agreement, Top Honour will hold a 75% equity interests and Wise Sense will hold the remaining 25% equity interests in the Joint Venture Company. Both parties agreed that they will advance the aggregate amount of US$170 million (approximately HK$1,326 million) to the Joint Venture Company (as to US$127.5 million (approximately HK$994.5 million) by Top Honour and US$42.5 million (approximately HK$331.5 million) by Wise Sense), by way of further subscription of shares or shareholder loan or a combination thereof (as decided by the board of directors of the Joint Venture Company), such amount to be advanced as and when requested by the board of directors of the Joint Venture Company on a pro-rata basis according to their respective shareholding.

The Board further announces that the Joint Venture Company entered into the Acquisition Agreement with the Vendor on 10 April 2007 to purchase a main unit of paper machine for Paper Machine XV for EURO40,110,000 (approximately HK$418,147,000) for the purpose of establishing a production line in Vietnam.

Each of the transaction under the Joint Venture Agreement and the Acquisition Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing details of the Joint Venture Agreement and the Acquisition Agreement will be dispatched to Shareholders as soon as practicable.

The Board considers that the material terms of the Joint Venture Agreement and the Acquisition are set out below:

THE JOINT VENTURE AGREEMENT

Date of the Agreement: 10 April 2007

Parties:
(a) Top Honour;
(b) Wise Sense;
(c) the Joint Venture Company; and
(d) the Guarantors

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Wise Sense and its ultimate beneficial owner, as well as the Guarantors, are Independent Third Parties.

Share capital of the Joint Venture Company and Further Funding:	The issued capital of the Joint Venture Company consists 100 shares of US$1.00 each, of which 75 and 25 shares were subscribed in cash and issued to Top Honour and Wise Sense respectively. Both parties agreed that they will advance the aggregate amount of US$170 million (approximately HK$1,326 million) to the Joint Venture Company (as to US$127.5 million (approximately HK$994.5 million) by Top Honour and US$42.5 million (approximately HK$331.5 million) by Wise Sense, by way of further subscription of shares or shareholder loan or a combination thereof (as decided by the board of directors of the Joint Venture Company) such amount to be advanced as and when requested by the board of directors of the Joint Venture Company on a pro-rata basis according to their respective shareholding. The amount is determined by reference to what the parties expect to be requirements of the Joint Venture Company for its initial operations. By virtue of Top Honour's 75% equity interests in the Joint Venture Company, the Joint Venture Company is a subsidiary of the Company.
Business of the Joint Venture Company:	The Joint Venture Company will, through a wholly-owned subsidiary to be established in Vietnam, be principally engage in the production of linerboard and corrugating medium.
Composition of Board of Directors and Management:	The board of directors of the Joint Venture Company will consist of three directors, two of whom (including the chairman) shall be nominated by Top Honour and the other by Wise Sense. The management and control of the affairs of the Company will be vested in the managing director of the Joint Venture Company to be appointed by the board of directors of the Joint Venture Company.
Transfer of Shares in the Joint Venture Company:	Any transfer of shares and/or interests therein by Top Honour and Wise Sense will be subject to the first right of refusal to purchase on same terms by the other. Further, Wise Sense will not sell, transfer or otherwise dispose of all or part of its shares and/or any interest therein to any person other than Top Honour. If Wise Sense agrees to sell and Top Honour agrees to purchase the Shares, the sale price shall not exceed a price calculated based on a price earnings ration of 12 applying the earnings of the Joint Venture Company as stated in its latest audited accounts, and if no audited accounts is then available, the latest management accounts. Sale, transfer or disposal of any of shares in Wise Sense or any interests relating thereto shall also be subject to the consent of Top Honour.
Guarantee:	The Guarantors will jointly and severally guarantee the due and punctual payment of all amounts payable, and the obligations to be performed, by Wise Sense under the Joint Venture Agreement.

THE ACQUISITION AGREEMENT

Date:	10 April 2007
Parties:	(a) Vendor: The Vendor (b) Purchaser: The Joint Venture Company, a non-wholly owned subsidiary of the Company. To the best of the Directors knowledge and belief, the Vendor and its ultimate beneficial owner are Independent Third Parties. The Company came to know the Vendor through its reputation in the market.
Asset:	a main unit of a paper machine for Paper Machine XV to be assembled in Vietnam.
Consideration:	The consideration of EURO40,110,000 (approximately HK$418,147,000) was agreed after arm's length negotiations between the Vendors and the Purchaser by reference to the current market value of paper machines. The Purchaser is required to pay 20% of the total consideration (EURO8,022,000 (approximately HK$83,629,000)) as down payment against the Vendor's commercial invoice on or before 11 April 2007 by telegraphic bank transfer. The remaining 80% of the consideration will be paid to the Vendor by way of irrevocable and non-transferable letters of credit as follows: (a) 70% of the total consideration (EURO28,077,000 (approximately HK$292,703,000) will be paid pro rata upon each shipment against presentation of shipping documents; and (b) 10% of the total consideration (EURO4,011,000 (approximately HK$41,815,000) will be paid pro rata against presentation of, for the first 5%, erection documents and, for the remaining 5%, acceptance documents;
Other Information:	The Acquisition Agreement was entered into in the ordinary and usual course of business of the Group.

REASONS FOR AND BENEFIT OF THE FORMATION OF THE JOINT VENTURE COMPANY AND THE ACQUISITION

The Company has decided to diversify its production facilities to add to their current locations in the United States and the PRC. As Vietnam is a relatively low cost country, the Directors consider Vietnam to be an appropriate country for the establishment of the Group's production facilities.

The PM XV Assets are purchased for the establishment of the production facilities in Vietnam and will further enhance the Group's annual production capacity of linerboard and corrugating medium products. The production capacity of Paper Machine XV is approximately 400,000 MT and will, together with the paper machines acquired by the Group as previously announced in the Company's announcement dated 30 March 2006 increase the capacity of the Group's annual capacity to approximately 3,430,000 MT.

The Group expects to fund Top Honour's contribution to the Joint Venture Company through its internal resources. It expects that the Joint Venture Company will fund the Acquisition through its internal resources.

The Directors are of the view that each of the transaction contemplated in the Joint Venture Agreement and the Acquisition Agreement is in the interests of the Company and the terms of each of the Joint Venture Agreement and the Acquisition Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

The Group is a large-scale paper manufacturer and specialises in production of linerboard and corrugating medium.

To the best of the Directors' knowledge and belief having made all necessary enquiries:

(a) Wise Sense is a holding company incorporated in the British Virgin Islands and owned by the Guarantors; and

(b) the Vendor is incorporated in Finland and whose shares are listed on the New York Stock Exchange and the Helsinki Stock Exchange. It specialises in pulp and paper industry process, machinery, equipment and related processes.

Each of the transaction under the Joint Venture Agreement and the Acquisition Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing details of the Joint Venture Agreement and the Acquisition Agreement will be dispatched to Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the PM XV Assets pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the agreement dated 10 April 2007, entered into between Metso Paper Inc. as the Vendor and the Joint Venture Company relating to the acquisition of Paper Machine XV;
"Board"	the board of Directors;
"Company"	Lee & Man Paper Manufacturing Limited;
"Directors"	the directors of the Company;
"EURO"	Euro dollars. For information only, EURO have been translated to HK$ as to 1 EURO to HK$10.425. No representation is made that such amounts were or could be exchanged at such rates;
"Group"	the Company and its subsidiaries;
"Guarantors"	three individuals who, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, own all the issued share capital of Wise Sense;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, PRC;
"Independent Third Parties"	independent third parties not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates;

"Joint Venture Agreement"	the joint venture agreement dated 10 April 2007 entered into between Top Honour, Wise Sense, the Joint Venture Company and the Guarantors in relation to the regulation of the Joint Venture;
"Joint Venture Company"	Joint Creation Limited, a company incorporated in the British Virgin Islands;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"MT"	metric tonnes;
"Paper Machine XV"	a linerboard paper machine custom built in accordance with the specifications of the Company to be assembled in Vietnam in accordance with the Acquisition Agreement;
"PM XV Assets"	a main unit of a paper machine for Paper Machine XV to be purchased by the Purchaser pursuant to the Acquisition Agreement;
"Shareholders"	holders of the Share(s);
"Shares"	ordinary shares of HK$0.10 in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Top Honour"	Top Honour Industries Limited, a company incorporated in the British Virgin Islands;
"US$"	United States Dollars. For information only, US$ have been translated into HK$ as to US$1 to HK$7.8. No representation is made that such amounts were or could be exchanged at such rates;
"Vendor"	Metso Paper Inc.;
"Wise Sense"	Wise Sense Investments Limited, a company incorporated in the British Virgin Islands; and
"%"	per cent.

By order of the Board
Lee & Man Paper Manufacturing Limited
Lee Wan Keung
Chairman

Hong Kong, 10 April 2007

As at the date of this announcement, the board of directors of the Company comprises five executive directors, namely Mr. Lee Wan Keung Patrick, Mr. Lee Man Chun, Raymond, Mr. Lee Man Bun, Mr. Li King Wai Ross and Mr. Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr. Wong Kai Tung Tony, Mr. Heng Kwoo Seng and Ms. Law Kar Shui Elizabeth.

* *For identification only*

"*Please also refer to the published version of this announcement in* ***The Standard***."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES AND RESUMPTION OF TRADING

Placing Agent

Morgan Stanley

On 24 January 2007, the Vendor and the Placing Agent entered into the Placing Agreement pursuant to which the Placing Agent has agreed to place, on a fully underwritten basis, 80,000,000 existing Shares at a price of HK$18.50 per Share on behalf of the Vendor. The Placing Shares represent approximately 7.85% of the existing issued share capital of the Company and approximately 7.28% of the issued share capital of the Company as enlarged by the Subscription.

The Placing Shares will be placed by the Placing Agent to more than six independent professional, institutional and/or individual investors. The placees and their ultimate beneficial owners are or will be, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, third parties independent of the Company and connected persons of the Company who are not acting and will not act in concert (as defined in the Takeovers Code) with the Vendor or its associates (as defined under the Listing Rules). The Placing is subject to a number of conditions which, if not fulfilled or, alternatively, waived by the Placing Agent by completion, the Placing Agreement and the obligations of the Placing Agent thereunder will terminate and the Placing and the Subscription will not proceed. Each of the Vendor and the Company has furnished lock up undertakings to the Placing Agent.

Pursuant to the Placing, the Vendor and the Company have also entered into the Subscription Agreement under which the Vendor has conditionally agreed to subscribe for 80,000,000 new Shares at the Placing Price.

The shareholding of the Vendor in the issued share capital of the Company will be reduced from approximately 70.57% to approximately 62.72% upon completion of the Placing but before completion of the Subscription and will be increased from approximately 62.72% to approximately 65.44% upon completion of the Placing and the Subscription.

The Placing is effected to enable the Company to raise funds. The Company intends to use the estimated net proceeds of the Placing of approximately HK$1.46 billion towards the establishment of a new production line. The Company is currently considering to establish a production facility in Vietnam with an annual production capacity 320,000 tons for containerboard and 150,000 tons for wood pulp. Based on current plans, this production facility in Vietnam is targeted to commence production in the last quarter of 2008 or first quarter of 2009. The Company has decided to assess options to diversify its production facilities to add to their current locations in the United States and the PRC. As Vietnam is a relatively low cost country, the Directors consider Vietnam to be a country which they should seriously consider to establish their production facilities.

As the Placing and the Subscription are subject to the fulfillment of a number of conditions and may or may not proceed to completion, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares of the Company.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:30 a.m. on 25 January 2007 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 26 January 2007.

PLACING AGREEMENT

Date: 24 January 2007

Vendor: Gold Best Holdings Ltd., the controlling shareholder of the Company which entire share capital is held by Trustcorp Limited for the Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr. Lee Wan Keung Patrick, Mr. Lee Man Chun Raymond and Mr. Lee Man Bun (all of whom are directors of the Company), certain of their family members and other charitable objects.

Placing agent: Morgan Stanley & Co. International Limited. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Placing Agent and their ultimate beneficial owners, are or will be third parties independent of the Company and connected persons of the Company.

* *for identification purposes*

Company: The Company is also a party to the Placing Agreement.

Number of Shares to be placed

80,000,000 existing Shares, representing approximately 7.85% of the existing issued share capital of the Company and about 7.28% of the issued share capital as enlarged by the Subscription.

Placing Price

The Placing Price of HK$18.50 per Share represents (i) a discount of approximately 5.23% to the closing price of HK$19.52 per Share as quoted on the Stock Exchange on 24 January 2007, the last full trading day prior to the release of this announcement, and (ii) a discount of approximately 6.07% to the average closing price of HK$19.696 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 24 January 2007. The net price of the Placement is HK$18.248 per Share.

The Placing Price was determined after arm's length negotiation between the Vendor and the Placing Agent and the Directors (including the independent non-executive Directors) consider that the Placing Price to be fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

Rights

The Placing Shares will be sold free of all liens, charges and encumbrances, and together with all rights attaching thereto as at the date of the Placing Agreement, including the right to receive all dividends or other distribution declared, made or paid on or after the date of the Placing Agreement.

Independence of the Placing Agent and the Placees

The Placing Shares will be placed by the Placing Agent to not less than six independent professional, institutional and/or individual investors. It is not expected that any placee will become a substantial shareholder of the Company as a result of the Placing.

The Placing Agent and the placees to be procured by the Placing Agent as well as their ultimate beneficial owners are or will be to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are or will be, third parties independent of the Company and connected persons of the Company who are not acting and will not act in concert (as defined under the Takeovers Code) with the Vendor or its associates (as defined in the Listing Rules).

Conditions

The obligation of the Placing Agent to proceed to completion of the Placing is conditional upon the following conditions being met:

(a) there shall not have occurred any material breach of, or any event rendering untrue or inaccurate, any of the representations, warranties or undertakings under the Placing Agreement;

(b) trading generally not having been suspended or materially limited on, or by, any of the New York Stock Exchange or the Stock Exchange;

(c) trading of any securities of the Company not being suspended on any exchange or in any over the counter market (save for such suspension pending the issue of this announcement);

(d) a material disruption in securities settlement, payment or clearance services in the Hong Kong, the PRC or the United States, not having occurred;

(e) any moratorium on commercial banking activities not having been declared by Hong Kong, the PRC, Federal or New York State authorities; or

(f) there not having occurred any outbreak or escalation of hostilities, declaration of a national emergency or war, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Placing Agent's judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in the Placing Agent's judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Placing Shares on the terms and in the manner contemplated in the Placing Agreement;

(g) the Subscription Agreement having been entered into by the parties thereto and not subsequently having been revoked, terminated or modified; and

(h) receipt by the Placing Agent of documents including a certified copy of the Subscription Agreement in a form satisfactory to the Placing Agent.

If any of the conditions for completion of the Placing Agreement as set out in the Placing Agreement shall not have been fulfilled or, alternatively, waived by the Placing Agent by completion, the Placing Agreement and the obligations of the Placing Agent thereunder will terminate and the Placing will not proceed. **Shareholders and investors are therefore advised to exercise caution when dealing in Shares.**

Completion of the Placing

The parties expect that the Placing will be completed on 29 January 2007 (or such other date as the Company and the Placing Agent may agree in writing).

Lock Up Undertakings

The Vendor has undertaken to the Placing Agent that, except for the sale of the Placing Shares pursuant to the Placing Agreement, from the date of the Placing Agreement and on or prior to the date being 180 days after the Closing Date, the Vendor shall not without the prior written consent of the Placing Agent (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any share of the Company or any interests therein (including for the avoidance of doubt the Shares to be subscribed for by the Vendor under the Subscription Agreement) or any securities convertible into or exercisable or exchangeable for any such Shares or interests or (ii) enter into any swap or similar agreement that transfers to another, in whole or in part, the economic risk of ownership of such shares of the Company, whether any such transaction described in (i) or (ii) above is to be settled by delivery of shares in the Company or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

The Company has undertaken to the Placing Agent, and the Vendor has undertaken to the Placing Agent that it will procure the Company not to, from the date hereof and on and prior to the date being 180 days after the Closing Date (without the prior written consent of the Placing Agent) (i) allot, issue, offer to allot or issue, grant any option, right or warrant to subscribe, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any share of the Company or any interests therein or any securities convertible into or exercisable or exchangeable for any such shares or interests or (ii) enter into any swap or similar agreement that transfers to another, in whole or in part, the economic risk of ownership of such shares of the Company, whether any such transaction described in (i) or (ii) above is to be settle by delivery of shares in the Company or such other securities, in cash or otherwise, or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above, provided that the Company may issue shares to the Vendor pursuant to and in accordance with the terms and conditions of the Subscription Agreement and any shares of the Company which may fall to be issued upon conversion of the convertible bonds issued by the Company prior to the date of the Placing and/or upon the exercise of any share options which have been or may be granted under the Company's share option plan.

SUBSCRIPTION AGREEMENT

Date: 24 January 2007

Subscriber: The Vendor

Issuer: The Company

Number of Shares to be subscribed

80,000,000 new Shares, representing approximately 7.85% of the existing issued share capital of the Company and about 7.28% of the issued share capital as enlarged by the Subscription.

Subscription Price

The subscription price per new Share is equivalent to the Placing Price of HK$18.50 per Share. The Subscription Shares have a market value of approximately HK$1.56 billion, based on the closing price of HK$19.52 on 24 January 2007, the last full trading day in the Shares prior to this announcement. The net price of the Subscription is HK$18.248 per Share.

The Directors (including the independent non-executive Directors) consider that the terms of the Subscription are fair and reasonable under the current market condition and in the interest of the Company and the Shareholders as a whole.

General mandate to issue the Placing Shares

The Placing Shares will be issued under the general mandate granted by the Shareholders to the Directors pursuant to the resolution of the Shareholders passed in the general meeting held on 15 August 2006. The Company has not issued any Shares pursuant to such general mandate.

Ranking of the Placing Shares

The Placing Shares, when fully paid, will rank *pari passu* in all respects with the Shares in issue on the completion date of the Subscription including the right to any dividends or distributions after the date of completion of the Subscription.

Conditions of the Subscription:

The Subscription is conditional upon:

(1) completion of the Placing; and

(2) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subscription Shares.

In the event that the conditions are not fulfilled on or before 14 days after the date of the Subscription Agreement (or such later date as may be agreed between the parties) the Subscription Agreement and all rights and obligations hereunder will cease and terminate.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Completion of the Subscription:

Completion of the Subscription will take place within two business days following the fulfilment of all conditions listed above, in any event on or before 14 days from the date of the Placing Agreement.

EFFECT OF THE PLACING AND THE SUBSCRIPTION ON SHAREHOLDING:

The shareholding structure of the Company before and after the Placing and the Subscription will be as follows:

Shareholders	Current		Immediately after completion of the Placing but before the Subscription		Immediately after completion of the Placing and the Subscription	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
The Vendor	719,318,000	70.57%	639,318,000	62.72%	719,318,000	65.44%
Placees	–	–	80,000,000	7.85%	80,000,000	7.28%
Directors	1,822,000	0.18%	1,822,000	0.18%	1,822,000	0.16%
Public Shareholders other than Placees*	298,130,964	29.25%	298,130,964	29.25%	298,130,964	27.12%
Total	1,019,270,964	100.00%	1,019,270,964	100.00%	1,099,270,964	100.00%

* *Public Shareholders refer to Shareholders who are not Directors, chief executive or substantial shareholders of the Company or their respective associates (as defined in the Listing Rules).*

REASON FOR THE PLACING AND THE SUBSCRIPTION

The Placing and the Subscription are being undertaken to supplement the Group's funding of its expansion and growth plan. The directors of the Company consider the Placing and the Subscription will provide an opportunity to raise further capital for the Company whilst broadening the shareholder base and the capital base of the Company.

USE OF PROCEEDS OF THE SUBSCRIPTION

The estimated net proceeds of the Placing is approximately HK$1.46 billion and will be used towards the establishment of a new production line. The Company is currently considering to establish a production facility in Vietnam with an annual production capacity 320,000 tons for containerboard and 150,000 tons for wood pulp. Based on current plans, this production facility in Vietnam is targeted to commence production in the last quarter of 2008 or first quarter of 2009. The Company has decided to assess options to diversify its production facilities to add to their current locations in the United States and the PRC. As Vietnam is a relatively low cost country, the Directors consider Vietnam to be a country which they should seriously consider to establish their production facilities.

The net proceeds from the Subscription which are not immediately applied towards the establishment of the production facilities in Vietnam will be employed as general working capital (including the repayment of term revolving facilities).

CAPITAL-RAISING ACTIVITIES DURING PAST 12 MONTHS

The Company has not carried out other capital raising activities in the past 12 months from the date of this announcement.

PRINCIPAL ACTIVITIES OF THE GROUP

The Group is a large-scale paper manufacturer and specialises in production of linerboard and corrugating medium.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:30 a.m. on 24 January 2007 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 25 January 2007.

DEFINITIONS

"Company"	Lee & Man Paper Manufacturing Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"Closing Date"	the date after the business day on which the conditions in the Placing Agreement has been satisfied but in any event no later than 29 January 2007
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placement of 80,000,000 existing Shares to independent investors at the Placing Price
"Placing Agent"	Morgan Stanley & Co. International Limited, which is a third party independent of and not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as such term is defined in the Listing Rules)
"Placing Agreement"	the placing agreement dated 24 January 2007 between the Company and the Placing Agent in respect of the Placing
"Placing Price"	the placing price of HK$18.50 per Share
"Placing Shares"	80,000,000 existing Shares
"PRC"	the People's Republic of China
"Shares"	ordinary shares of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Subscription Shares by the Vendor
"Subscription Agreement"	the subscription agreement dated 24 January 2007 between the Company and the Vendor in respect of the Subscription
"Subscription Price"	the subscription price of HK$18.50 per Share
"Subscription Shares"	80,000,000 new Shares, subject to adjustment according to the number of Placing Shares successfully placed by the Placing Agent
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Vendor"	Gold Best Holdings Ltd., the controlling shareholder of the Company which entire share capital is held by Trustcorp Limited for the Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr. Lee Wan Keung Patrick, Mr. Lee Man Chun Raymond and Mr. Lee Man Bun (all of whom are directors of the Company), certain of their family members and other charitable objects.

By order of the Board
Lee & Man Paper Manufacturing Limited
Lee Wan Keung Patrick
Chairman

As at the date of this announcement, the board of directors of the Company comprises five executive directors, namely Mr. Lee Wan Keung Patrick, Mr. Lee Man Chun Raymond, Mr. Lee Man Bun, Mr. Li King Wai Ross and Mr. Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr. Wong Kai Tung Tony, Mr. Heng Kwoo Seng and Ms. Law Kar Shui Elizabeth.

25 January 2007

"Please also refer to the published version of this announcement in The Standard."

理 文 造 紙 有 限 公 司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

CHANGE OF REGISTERED ADDRESS IN CAYMAN ISLANDS

The Board of Directors (the "Board") of Lee & Man Paper Manufacturing Limited (the "Company") announces that with immediate effect, the registered address of the Company in Cayman Islands has been changed to Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

By Order of the Board
Cheung Kwok Keung
Company Secretary

Hong Kong, 24 October 2006

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

* *for identification purposes*

"Please also refer to the published version of this announcement in The Standard."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The board is pleased to announce that, on 6 October 2006, the Company held the Extraordinary General Meeting (the "EGM") at which the ordinary resolution set out in the notice of the EGM dated 18 September 2006 was duly passed.

At the Extraordinary General Meeting (the "EGM") of Lee & Man Paper Manufacturing Limited (the "Company") held on 6 October 2006, the ordinary resolution was duly passed by the shareholders of the Company (the "Shareholders") present thereat by way of poll voting in the manner as indicated below. The number of shares of the Company (the "Shares") representing the votes cast for or against the resolution voted upon by the Shareholders at the EGM were as follows:

Ordinary Resolution	No. of Shares (%)		Total number of votes
	For	Against	
To approve the transactions contemplated under the New Steam Agreement and the New Finished Goods Agreement (as defined in the notice of Extraordinary General Meeting dated 18 September 2006) and the caps set out thereon.	121,685,156 (100%)	0 (0%)	121,685,156

As at the date of the EGM, the issued share capital of the Company was 973,124,000 Shares. As Lee & Man Industrial Manufacturing Limited is wholly owned by Mr Lee Wan Keung Patrick, the chairman of the Company and a Director. Mr Lee Wan Keung Patrick and his associates which are deemed to be interested in an aggregate of 719,318,000 Shares, were abstained from voting at the EGM of the Company. The total number of issued Shares of the Company entitling the Shareholders to attend and vote at the EGM for or against the ordinary resolution set out in the EGM Notice was 253,806,000 Shares.

By order of the Board
Lee & Man Paper Manufacturing Limited
Cheung Kwok Keung
Company Secretary

Hong Kong, 6 October 2006

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lee & Man Paper Manufacturing Limited (the "Company") will be held at 5th Floor, Liven House, 61 – 63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on 6 October 2006 at 9.30 a.m. for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution of the Company:

ORDINARY RESOLUTION

"THAT,

(a) the transactions contemplated under the new steam agreement (the "New Steam Agreement") dated 25 August 2006 between Lee & Man Industrial Manufacturing Limited and Dongguan Lee & Man Paper Factory Co., Ltd. in relation to the provision of steam, including, without limitation, to the caps of the transactions under the New Steam Agreement (the details of which are set out in the circular of the Company dated 18 September 2006) be and are hereby approved;

(b) the transactions contemplated under the new finished goods supply agreement (the "New Finished Goods Agreement") dated 25 August 2006 between Lee & Man Industrial Manufacturing Limited and Dongguan Lee & Man Paper Factory Co., Ltd. in relation to the supply of finished goods, including, without limitation, to the caps of the transactions under the New Finished Goods Agreement (the details of which are set out in the circular of the Company dated 18 September 2006) be and are hereby approved;

(c) that the directors of the Company be and are hereby authorised to take all actions and execute all documents which is deemed necessary, required and appropriate conditions, in order to implement and validate anything related to the New Steam Agreement and the New Finished Goods Agreement."

By order of the Board of
Lee & Man Paper Manufacturing Limited
Cheung Kwok Keung
Company Secretary

18 September 2006

Principal Office:
5th Floor Liven House
61 – 63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr. Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

Notes:

1. Shareholders entitled to attend and vote at the extraordinary general meeting are entitled to appoint one or more persons (whether or not a shareholder of the Company) as their proxy to attend and vote on behalf of themselves. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent a shareholder.

2. The form of proxy must be signed by a shareholder or an attorney duly authorized in writing by a shareholder or, in the case of a corporation must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

3. In the case of joint holders of a share if more than one of such joint holder be present at any meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

4. In order to be valid, the form of proxy, together with the power of attorney (if any) or other authority under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Hong Kong branch share registrar, Tricor Investor Services Limited, at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting.

5. Completion and delivery of the form of proxy will not preclude a shareholder from attending and voting at the Extraordinary General Meeting if such shareholder so wishes. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard."

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Lee & Man Paper Manufacturing Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

DISCLOSEABLE TRANSACTIONS
FORMATION OF JOINT VENTURE COMPANY
AND
ACQUISITION OF ASSETS

* *for identification purpose only*

20 April, 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of the PM XV Assets pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the agreement dated 10 April, 2007, entered into between Metso Paper Inc. as the Vendor and the Joint Venture Company relating to the acquisition of Paper Machine XV;
"associates"	has the meaning ascribed thereto the Listing Rules;
"Board"	the board of Directors;
"Company"	Lee & Man Paper Manufacturing Limited;
"Directors"	the directors of the Company;
"EURO"	Euro dollars. For information only, EURO have been translated to HK$ as to 1 EURO to HK$10.425. No representation is made that such amounts were or could be exchanged at such rates;
"Group"	the Company and its subsidiaries;
"Guarantors"	three individuals who, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, own all the issued share capital of Wise Sense;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, PRC;
"Independent Third Parties"	independent third parties not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates;
"Joint Venture Agreement"	the joint venture agreement dated 10 April, 2007 entered into between Top Honour, Wise Sense, the Joint Venture Company and the Guarantors in relation to the regulation of the Joint Venture;
"Joint Venture Company"	Joint Creation Limited, a company incorporated in the British Virgin Islands;
"Latest Practicable Date"	20 April, 2007;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"MT"	metric tonnes;
"Paper Machine XV"	a linerboard paper machine custom built in accordance with the specifications of the Company to be assembled in Vietnam in accordance with the Acquisition Agreement;
"PM XV Assets"	a main unit of a paper machine for Paper Machine XV to be purchased by the Purchaser pursuant to the Acquisition Agreement;
"SFO"	the Securities and Futures Ordinance;
"Shareholders"	holders of the Share(s);
"Shares"	ordinary shares of HK$0.10 in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Top Honour"	Top Honour Industries Limited, a company incorporated in the British Virgin Islands;
"US$"	United States Dollars. For information only, US$ have been translated into HK$ as to US$1 to HK$7.8. No representation is made that such amounts were or could be exchanged at such rates;
"Vendor"	Metso Paper Inc.;
"Wise Sense"	Wise Sense Investments Limited, a company incorporated in the British Virgin Islands; and
"%"	per cent.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

Executive Directors:
Lee Wan Keung Patrick *(Chairman)*
Lee Man Chun Raymond
Lee Man Bun
Li King Wai Ross
Tan Siak Him Alexander

Non-executive Directors:
Professor Poon Chung Kwong

Independent Non-executive Directors:
Wong Kai Tung Tony
Heng Kwoo Seng
Law Kar Shui Elizabeth

Registered Office
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

Principal Place of Business in Hong Kong
5th Floor, Liven House
61–63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

20 April, 2007

To Shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS FORMATION OF JOINT VENTURE COMPANY AND ACQUISITION OF ASSETS

INTRODUCTION

The Company has, in an announcement dated 10 April, 2007, announced that its indirect wholly-owned subsidiary, Top Honour, had entered into the Joint Venture Agreement with Wise Sense on 10 April, 2007 relating to the regulation of the Joint Venture Company. The Joint Venture Company will be the holding company for a company to be established in Vietnam to engage principally in the production of linerboard and corrugating medium.

Further, the Joint Venture Company had entered into the Acquisition Agreement with the Vendor on 10 April, 2007 to purchase a main unit of paper machine for Paper Machine XV for EURO40,110,000 (approximately HK$418,147,000) for the purpose of establishing a production line in Vietnam.

* *for identification purpose only*

Each of the transaction under the Joint Venture Agreement and the Acquisition Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further information in relation to these transactions.

The Board considers that the material terms of the Joint Venture Agreement and the Acquisition are set out below:

THE JOINT VENTURE AGREEMENT

Date of the Agreement: 10 April, 2007

Parties:

(a) Top Honour;
(b) Wise Sense;
(c) the Joint Venture Company; and
(d) the Guarantors

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Wise Sense and its ultimate beneficial owner, as well as the Guarantors, are Independent Third Parties.

Share capital of the Joint Venture Company and Further Funding:

The issued capital of the Joint Venture Company consist 100 shares of US$1.00 each, of which 75 and 25 shares were subscribed in cash and issued to Top Honour and Wise Sense respectively.

Both parties agreed that they will advance the aggregate amount of US$170 million (approximately HK$1,326 million) to the Joint Venture Company (as to US$127.5 million (approximately HK$994.5 million) by Top Honour and US$42.5 million (approximately HK$331.5 million) by Wise Sense), by way of further subscription of shares or shareholder loan or a combination thereof (as decided by the board of directors of the Joint Venture Company) such amount to be advanced as and when requested by the board of directors of the Joint Venture Company on a pro-rata basis according to their respective shareholding. The amount is determined by reference to what the parties expect to be requirements of the Joint Venture Company for its initial operations.

By virtue of Top Honour's 75% equity interests in the Joint Venture Company, the Joint Venture Company is a subsidiary of the Company.

Business of the Joint Venture Company:

The Joint Venture Company will, through a wholly-owned subsidiary to be established in Vietnam, be principally engage in the production of linerboard and corrugating medium.

Composition of Board of Directors and Management:	The board of directors of the Joint Venture Company will consist of three directors, two of whom (including the chairman) shall be nominated by Top Honour and the other by Wise Sense.
	The management and control of the affairs of the Company will be vested in the managing director of the Joint Venture Company to be appointed by the board of directors of the Joint Venture Company.
Transfer of Shares in the Joint Venture Company:	Any transfer of shares and/or interests therein by Top Honour and Wise Sense will be subject to the first right of refusal to purchase on same terms by the other. Further, Wise Sense will not sell, transfer or otherwise dispose of all or part of its shares and/or any interest therein to any person other than Top Honour. If Wise Sense agrees to sell and Top Honour agrees to purchase the Shares, the sale price shall not exceed a price calculated based on a price earnings ratio of 12 applying the earnings of the Joint Venture Company as stated in its latest audited accounts, and if no audited accounts is then available, the latest management accounts.
	Sale, transfer or disposal of any of shares in Wise Sense or any interests relating thereto shall also be subject to the consent of Top Honour.
Guarantee:	The Guarantors will jointly and severally guarantee the due and punctual payment of all amounts payable, and the obligations to be performed, by Wise Sense under the Joint Venture Agreement.

The Acquisition Agreement

Date:	10 April, 2007
Parties:	(a) Vendor: The Vendor
	(b) Purchaser: The Joint Venture Company, a non-wholly owned subsidiary of the Company.
	To the best of the Directors knowledge and belief, the Vendor and its ultimate beneficial owner are Independent Third Parties. The Company came to know the Vendor through its reputation in the market.
Asset:	a main unit of a paper machine for Paper Machine XV to be assembled in Vietnam.

Consideration: The consideration of EURO40,110,000 (approximately HK$418,147,000) was agreed after arm's length negotiations between the Vendors and the Purchaser by reference to the current market value of paper machines.

The Purchaser is required to pay 20% of the total consideration (EURO8,022,000 (approximately HK$83,629,000)) as down payment against the Vendor's commercial invoice on or before 11 April, 2007 by telegraphic bank transfer.

The remaining 80% of the consideration will be paid to the Vendor by way of irrevocable and non-transferable letters of credit as follows:

(a) 70% of the total consideration (EURO28,077,000 (approximately HK$292,703,000) will be paid pro rata upon each shipment against presentation of shipping documents; and

(b) 10% of the total consideration (EURO4,011,000 (approximately HK$41,815,000) will be paid pro rata against presentation of, for the first 5%, erection documents and, for the remaining 5%, acceptance documents;

Other Information: The Acquisition Agreement was entered into in the ordinary and usual course of business of the Group.

REASONS FOR AND BENEFIT OF THE FORMATION OF THE JOINT VENTURE COMPANY AND THE ACQUISITION

The Company has decided to diversify its production facilities to add to their current locations in the United States and the PRC. As Vietnam is a relatively low cost country, the Directors consider Vietnam to be an appropriate country for the establishment of the Group's production facilities.

The PM XV Assets are purchased for the establishment of the production facilities in Vietnam and will further enhance the Group's annual production capacity of linerboard and corrugating medium products. The production capacity of Paper Machine XV is approximately 400,000 MT and will, together with the paper machines acquired by the Group as previously announced in the Company's announcement dated 30 March, 2006 increase the capacity of the Group's annual capacity to approximately 3,430,000 MT.

The Group expects to fund Top Honour's contribution to the Joint Venture Company through its internal resources. It expects that the Joint Venture Company will fund the Acquisition through its internal resources.

The Directors are of the view that each of the transaction contemplated in the Joint Venture Agreement and the Acquisition Agreement is in the interests of the Company and the terms of each of the Joint Venture Agreement and the Acquisition Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Group does not expect that there will be any material impact on the earnings of the Group until the Paper Machine XV commence operations. In addition, there is not expected to be any significant impact on the assets and liabilities of the Group as a result of the formation of the Joint Venture Company and the Acquisition, since any decrease in the Group's internal resources will be matched by a corresponding increase in the Group's assets.

GENERAL

The Group is a large-scale paper manufacturer and specialises in production of linerboard and corrugating medium.

To the best of the Directors' knowledge and belief having made all necessary enquiries:

(a) Wise Sense is a holding company incorporated in the British Virgin Islands and owned by the Guarantors; and

(b) the Vendor is incorporated in Finland and whose shares are listed on the New York Stock Exchange and the Helsinki Stock Exchange. It specialises in pulp and paper industry process, machinery, equipment and related processes.

Each of the transaction under the Joint Venture Agreement and the Acquisition Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

By order of the Board
Lee & Man Paper Manufacturing Limited
Lee Wan Keung, Patrick
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group the omission of which would make any statement herein misleading.

1. Disclosure of Interests

Interests and short positions of Directors and chief executive in the share capital of the Company and its associated corporation

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive had any interest or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would be required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions which they would be deemed to taken to have under Sections 344 and 345 of the SFO) or which would be required to be disclosed pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the register referred therein pursuant to Section 352 of the SFO.

Directors' interests in the Shares

Name of Director	Capacity	Number of ordinary shares	Number of ordinary shares subject to options granted under the Pre-IPO Share Option Scheme	Percentage of the issued share capital of the Company
Lee Wan Keung Patrick	Held by controlled corporation *(Note)*	721,850,000	—	64.47%
Lee Man Chun Raymond	Held by controlled corporation *(Note)*	721,850,000	492,000	64.51%
Lee Man Bun	Held by controlled corporation *(Note)*	721,850,000	300,000	64.49%
Li King Wai Ross	Beneficial owner	—	600,000	0.05%
Tan Siak Him Alexander	Beneficial owner	300,000	600,000	0.08%
Poon Chung Kwong	Beneficial owner	50,000	480,000	0.05%
Wong Kai Tung Tony	Beneficial owner	400,000	—	0.04%
Heng Kwoo Seng	Beneficial owner	942,000	—	0.08%

Note: These shares were held by Gold Best Holdings Ltd. ("Gold Best"), whose entire issued share capital is held by Trustcorp Limited ("Trustcorp") as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr. Lee Wan Keung Patrick, Mr. Lee Man Chun Raymond and Mr. Lee Man Bun (all of them are directors of the Company), certain of their family members and other charitable objects. Mr. Lee Wan Keung Patrick and Mr. Lee Man Chun Raymond are directors of Gold Best.

Directors' interests in associated corporations of the Company

Name of Director	Capacity	Name of associated corporation	Number of ordinary shares	Percentage of the issued shares capital of associated corporation
Lee Wan Keung Patrick	Held by controlled corporation *(Note)*	Gold Best	5	100%
Lee Man Chun Raymond	Held by controlled corporation *(Note)*	Gold Best	5	100%
Lee Man Bun	Held by controlled corporation *(Note)*	Gold Best	5	100%

Note: As Gold Best owns more than 50% interest of the Company, Gold Best is an associated corporation of the Company under the SFO. The entire issued share capital of Gold Best is owned by Trustcorp as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr. Lee Wan Keung Patrick, Mr. Lee Man Chun Raymond and Mr. Lee Man Bun (all of them are directors of the Company), certain of their family members and other charitable objects. Mr. Lee Wan Keung Patrick and Mr. Lee Man Chun Raymond are directors of Gold Best.

2. Substantial Shareholders

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive are aware of any other person who had an interest or short position in the Shares or the underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Notifiable interests in Shares

Name of shareholder	Capacity	Number of ordinary shares	Percentage of the issued share capital of the Company
Gold Best	Beneficial owner	721,850,000	64.47%
Trustcorp	Held by controlled corporation	721,850,000	64.47%
Lee Wong Wai Kuen	Held by spouse *(Note)*	721,850,000	64.47%

Note: Under the SFO, Lee Wong Wai Kuen is deemed to be interested in these 721,850,000 ordinary shares as she is the spouse of Lee Wan Keung Patrick, a director of the Company.

3. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Group.

4. SERVICE CONTRACTS

Each of the directors has entered into a service contract with the Company, details of which are set out below:

Name of Director	Service Contract Effective Date	Service Terms	Salaries per annum *HK$*
Lee Wan Keung	1 September, 2003	Four years	Nil
Lee Man Chun Raymond	1 September, 2003	Four years	2,016,000
Lee Man Bun	16 August, 2004	Three years	1,002,000
Li King Wai Ross	12 August, 2005	Three years	600,000
Tan Siak Him Alexander	1 September, 2003	Four years	1,066,000
Poon Chung Kwong	1 February, 2007	One year	Nil
Wong Kai Tung Tony	11 September, 2006	One year	80,000
Heng Kwoo Seng	11 September, 2006	One year	120,000
Law Kar Shui Elizabeth	1 January, 2007	One year	Nil

As at the Latest Practicable Date, none of the Directors has entered into or proposed to enter into any service contract with the Company which will not expire or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors of the Company (as defined in the Listing Rules) and their respective associates (as defined in the Listing Rules) have any interest in a business, which competes or may compete with the business of the Group.

6. MISCELLANEOUS

(a) The company secretary as well the qualified accountant of the Company is Mr. Cheung Kwok Keung. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principle place of business of the Company in Hong Kong is located at 5th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

(c) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

此乃要件 請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的理文造紙有限公司股份全部出售或轉讓，應立即將本通函送交買主或承讓人或經手買賣或轉讓的銀行經理、持牌證券商或其他代理商，以便轉交買主或承讓人。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

（於開曼群島註冊成立之有限公司）

（股份編號：2314）

須予披露交易
成立合營公司
及
收購資產

---

* *謹供識別*

二零零七年四月二十日

目　錄

在本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「收購事項」	指	根據收購協議下購置第十五號造紙機資產；
「收購協議」	指	於二零零七年四月十日由Metso Paper Inc.（作為賣方）與合營公司之間就購置第十五號造紙機訂立之協議；
「聯繫人」	指	具有上市規則所賦予的涵義；
「董事會」	指	董事會；
「本公司」	指	理文造紙有限公司；
「董事」	指	本公司董事；
「歐元」	指	歐元。歐元兑港元乃按1歐元可兑10.425港元的匯率換算，惟僅供參考之用，這並不代表該等款項已經或可以按該等匯率兑換；
「本集團」	指	本公司及其附屬公司；
「擔保人」	指	三位人士，就董事於作出一切合理查詢後所深知及確信，該等人士擁有所有Wise Sense的已發行股本；
「港元」	指	中華人民共和國香港特別行政區之法定貨幣港元；
「獨立第三方」	指	與本公司董事、主要行政人員或主要股東或本公司之附屬公司或彼等各自的聯繫人並無任何關連之獨立第三方；
「合營協議」	指	於二零零七年四月十日由Top Honour、Wise Sense、合營公司及擔保人之間就合營公司之監管事宜訂立之合營協議；
「合營公司」	指	Joint Creation Limited，一間於英屬維爾京群島註冊成立之公司；
「最後實際可行日期」	指	二零零七年四月二十日；
「上市規則」	指	聯交所證券上市規則；

「公噸」	指	公噸；
「第十五號造紙機」	指	根據收購協議下按本公司規格要求而建造的牛皮箱板紙造紙機並於越南組裝；
「第十五號造紙機資產」	指	在收購協議下買方購置之第十五號造紙機主機；
「證券及期貨條例」	指	證券及期貨條例；
「股東」	指	股份持有人；
「股份」	指	本公司股本內每股面值0.10港元的普通股；
「聯交所」	指	香港聯合交易所有限公司；
「Top Honour」	指	Top Honour Industries Limited，一間於英屬維爾京群島註冊成立之公司；
「美元」	指	美國法定貨幣美元。美元兑港元乃按1美元可兑7.8港元的匯率換算，惟僅供參考之用，這並不代表該等款項已經或可以按該等匯率兑換；
「賣方」	指	Metso Paper Inc.；
「Wise Sense」	指	Wise Sense Investments Limited，一間於英屬維爾京群島註冊成立之公司；及
「%」	指	百分比。

理文造紙有限公司*
Lee & Man Paper Manufacturing Limited
(於開曼群島註冊成立之有限公司)
(股份編號:2314)

執行董事:
李運強先生 *(主席)*
李文俊先生
李文斌先生
李經緯先生
陳錫鑫先生

非執行董事:
潘宗光教授

獨立非執行董事:
王啟東先生
邢詒春先生
羅嘉穗小姐

註冊辦事處
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

香港主要辦事處:
香港
九龍
觀塘
敬業街61－63號
利維大廈5字樓

二零零七年四月二十日

敬啟者:

須予披露交易
成立合營公司
及
收購資產

緒言

就本公司於二零零七年四月十日之公佈宣佈,於二零零七年四月十日,本公司的間接全資附屬公司Top Honour與Wise Sense就合營公司之監管事宜訂立合營協議。合營公司將成為一間即將於越南成立的公司的控股公司,專門從事牛皮箱板紙及瓦楞芯紙的生產。

與此同時,合營公司於二零零七年四月十日與賣方訂立收購協議,作價40,110,000歐元(約相當於418,147,000港元)購置第十五號造紙機主機,用於在越南設立生產線。

* *謹供識別*

根據上市規則第十四章，合營協議及收購協議下各交易均構成本公司一項須予披露交易。本通函旨在向閣下提供有關該等交易之進一步詳情。

董事會認為合營協議及收購事項之重大條款載列如下：

合營協議

協議日期： 二零零七年四月十日

訂約方：

(a) Top Honour；
(b) Wise Sense；
(c) 合營公司；及
(d) 擔保人

就董事於作出一切合理查詢後所深知及確信，Wise Sense及其最終實益擁有人以及擔保人均為獨立第三方。

合營公司股本及進一步融資： 合營公司之已發行股本包括100股每股1.00美元之股份，當中75及25股股份以現金認購方式分別發售予Top Honour及Wise Sense。

雙方均同意，透過進一步認購股份或股東貸款或兩者同時之方式（由合營公司董事會決定），墊款合共1.7億美元（約相當於13.26億港元）予合營公司（當中由Top Honour支付1.275億美元（約相當於9.945億港元）及Wise Sense支付4,250萬美元（約相當於3.315億港元）），該等墊款將於合營公司董事會要求時根據各自股權按比例支付。該等金額參照訂約方預期合營公司初次營運時之需要釐定。

鑒於Top Honour擁有合營公司75%的股本權益，故合營公司為本公司一間附屬公司。

合營公司業務： 合營公司將透過一間即將於越南成立的全資附屬公司，專門從事牛皮箱板紙及瓦楞芯紙的生產。

董事會及管理層組成：	合營公司董事會將包括三名董事，當中兩名（包括主席）由Top Honour指派，而另一名由Wise Sense指派。 本公司之事務將由合營公司之董事總經理管理及監控，並由合營公司董事會委任。
合營公司之股份轉讓：	Top Honour及Wise Sense轉讓任何股份及／或當中權益，對方均可行使第一選擇權以同等條款購買。而且，Wise Sense不得出售、轉讓或以其他方式售出其全部或部份股份及／或當中任何權益予Top Honour以外任何人士。若Wise Sense同意出售及Top Honour同意購買股份，售價不得高於按市盈率12採用合營公司載列於其最新經審核賬目中之盈利為基準釐定之價格。若當時並無可用之經審核賬目，則採用最新之管理賬目。 Wise Sense出售、轉讓或出售任何股份或當中任何權益，亦須得到Top Honour許可。
擔保事項：	擔保人將共同及分別擔保所有應付款項到期準時支付及該等支付責任由Wise Sense按照合營協議承擔。

收購協議

日期：	二零零七年四月十日
訂約方：	(a) 賣方：賣方 (b) 買方：合營公司，為本公司一間非全資附屬公司。 就董事所深知及確信，賣方及其最終實益擁有人均為獨立第三方。本公司因賣方在市場上的聲譽而認識賣方。
資產：	即將於越南組裝之第十五號造紙機主機。

代價： 代價為40,110,000歐元（約相當於418,147,000港元），經賣方及買方公平磋商並參考造紙機目前的市價後釐定。

買方於二零零七年四月十一日或之前，憑賣方之商業發票透過銀行電匯匯款支付代價百分之二十（即8,022,000歐元（約相當於83,629,000港元））作為首期。

餘下百分之八十的代價將按照如下不可撤銷及不可轉讓之信用證方式支付予賣方：

(a) 總代價百分之七十（即28,077,000歐元（約相當於292,703,000港元））於每次裝運時憑交付之裝運單據按比例支付；及

(b) 總代價百分之十（即4,011,000歐元（約相當於41,815,000港元））憑交付之裝貨單據（先付百分之五）及承兑單據（再付餘下百分之五）按比例支付；

其他資料： 收購協議於本集團日常及一般業務過程中訂立。

成立合營公司及進行收購事項之理由及好處

本公司決定在其現有的美國及中國公司基礎上添加生產設備，以實現多元化發展。由於越南提供相對低廉的生產成本，董事會認為越南是本集團設立生產設備的合適國家。

本公司購置第十五號造紙機資產乃用於於越南設立生產設備，冀能藉此進一步擴充本集團牛皮箱板紙及瓦楞芯紙產品的年度產能。第十五號造紙機之產能約為400,000公噸，連同本集團此前於二零零六年三月三十日於本公司公佈內宣佈已購置之造紙機，令本集團之年度總產能增加至約3,430,000公噸。

本集團預期以其內部資源投入至Top Honour於合營公司之份額中，並預期合營公司會以其內部資源進行該項收購。

董事會認為合資協議及收購協議下擬進行之各交易符合本公司利益，及合營協議及收購協議之條款均為一般商業條款，公平合理且符合本公司股東之整體利益。

直至第十五號造紙機開始生產後，本集團並未預期會令本集團之盈利受到任何重大影響。再者，鑒於本集團內部資源之任何減少均會令本集團資產相應增加，故成立合營公司及進行收購事項亦不會對本集團資產及負債構成任何重大影響。

一般資料

本集團為大型造紙生產商，專門從事生產牛皮箱板紙及瓦楞芯紙。

就董事於作出一切必要查詢後所深知及確信：

(a) Wise Sense為一間於英屬維爾京群島註冊成立之控股公司，該公司由擔保人擁有；及

(b) 賣方為一間於芬蘭註冊成立之公司，其股份於紐約聯合交易所及赫爾辛基聯合交易所上市。賣方專門從事木漿及紙張工業程序、機械、設備及相關程序。

根據上市規則第十四章，合營協議及收購協議下各交易均構成本公司一項須予披露交易。

此　致

本公司*列位股東*　台照

承董事會命
理文造紙有限公司
主席
李運強

責任聲明

本通函遵照上市規則規定，旨在提供有關本集團的詳細資料。董事願意就本通函所載資料的準確性共同與個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏有關本集團的任何其他事實，致使本通函所載任何陳述產生誤導。

1. 披露權益

董事及主要行政人員於本公司及相關法團股本的權益及淡倉

除下文所披露者外，於最後實際可行日期，董事及主要行政人員並無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中擁有任何權益或淡倉，而根據證券及期貨條例第XV部第7及8分部的規定，須知會本公司及聯交所（包括根據證券及期貨條例第344及345條被視為擁有的權益及淡倉），或須根據《上市公司董事進行證券交易的標準守則》予以披露或須根據證券及期貨條例第352條規定列入該條所述登記冊。

董事的股份權益

董事姓名	身份	普通股數目	首次公開售股前購股權計劃授出的購股權所涉及的普通股數目	佔本公司已發行股本百分比
李運強	由受控制法團持有 *(附註)*	721,850,000	–	64.47%
李文俊	由受控制法團持有 *(附註)*	721,850,000	492,000	64.51%
李文斌	由受控制法團持有 *(附註)*	721,850,000	300,000	64.49%
李經緯	實益擁有人	–	600,000	0.05%
陳錫鑫	實益擁有人	300,000	600,000	0.08%
潘宗光	實益擁有人	50,000	480,000	0.05%
王啟東	實益擁有人	400,000	–	0.04%
邢詒春	實益擁有人	942,000	–	0.08%

附註：該等股份由Gold Best Holdings Ltd.（「Gold Best」）持有，Gold Best的全部已發行股本由Trustcorp Limited（「Trustcorp」）以The Fortune Star 1992 Trust的信託人身份持有。The Fortune Star 1992 Trust是一項全權信託，其全權受益人包括李運強先生、李文俊先生及李文斌先生（全部均為本公司董事）、彼等的若干家族成員及其他慈善團體。李運強先生及李文俊先生為Gold Best之董事。

董事在本公司相關法團的權益

董事姓名	身份	相聯法團名稱	普通股數目	佔相聯法團已發行股本百分比
李運強	由受控制法團持有（*附註*）	Gold Best	5	100%
李文俊	由受控制法團持有（*附註*）	Gold Best	5	100%
李文斌	由受控制法團持有（*附註*）	Gold Best	5	100%

附註：由於Gold Best擁有本公司50%以上權益，根據證券及期貨條例，Gold Best為本公司的相聯法團。Gold Best的全部已發行股本由Trustcorp以The Fortune Star 1992 Trust的信託人身份持有。The Fortune Star 1992 Trust是一項全權信託，其全權受益人包括李運強先生、李文俊先生及李文斌先生（全部均為本公司董事）、彼等的若干家族成員及其他慈善團體。李運強先生及李文俊先生為Gold Best之董事。

2. 主要股東

除下文所披露者外，於最後實際可行日期，據董事及主要行政人員所知，並無任何人士於本公司股份或相關股份中擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露的權益或淡倉，或直接或間接可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上的權益。

須予知會的股份權益

股東姓名	身份	普通股數目	佔本公司已發行股本百分比
Gold Best	實益擁有人	721,850,000	64.47%
Trustcorp	由受控制法團持有	721,850,000	64.47%
李黃惠娟	由配偶持有（*附註*）	721,850,000	64.47%

附註：根據證券及期貨條例，由於李黃惠娟是李運強（本公司董事）的配偶，故被視為擁有該721,850,000股普通股的權益。

3. 訴訟

本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，而據董事所知，本集團亦無任何尚未了結或面臨的重大訴訟或仲裁。

4. 服務合約

各董事與本公司已簽訂服務合約，詳情如下：

董事姓名	服務合約生效日期	服務合約年期	年薪 *港元*
李運強	二零零三年九月一日	四年	無
李文俊	二零零三年九月一日	四年	2,016,000
李文斌	二零零四年八月十六日	三年	1,002,000
李經緯	二零零五年八月十二日	三年	600,000
陳錫鑫	二零零三年九月一日	四年	1,066,000
潘宗光	二零零七年二月一日	一年	無
王啟東	二零零六年九月十一日	一年	80,000
邢詒春	二零零六年九月十一日	一年	120,000
羅嘉穗	二零零七年一月一日	一年	無

於最後實際可行日期，各董事與本公司概無任何已訂立及仍然有效（或建議訂立）任何本公司於一年內若不作出補償（法定補償除外）即不會屆滿或不可終止之服務合約。

5. 權益衝突

本公司董事（定義見上市規則）及彼等各自的聯繫人（定義見上市規則）與本集團業務概無亦不會存在任何業務權益衝突。

6. 其他事項

(a) 張國強先生為本公司公司秘書兼本集團合資格會計師。張先生為特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands，而香港的主要辦事處位於香港九龍觀塘敬業街61-63號利維大廈5樓。

(c) 本通函中英文版內容如有歧義，概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Lee & Man Paper Manufacturing Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee

CIMB

A letter from the Independent Board Committee is set out on page 11 of this circular and a letter from CIMB-GK Securities (HK) Limited, the independent financial adviser to the Independent Board Committee is set out on pages 12 to 17 of this circular.

A notice convening the extraordinary general meeting of the Company to be held at 5th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon on 6 October 2006 at 9:30 a.m. (the "Extraordinary General Meeting") is set out on pages 23 to 24 of this circular.

A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. If you do not intend to attend the Extraordinary General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrar, Tricor Investor Services Limited, at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjournment of it, if you so wish.

* *for identification purposes only*

18 September 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 25 August 2006 issued by the Company;
"Annual Caps"	the maximum annual consideration to be supplied to Lee & Man Manufacturing for each of the three financial years ending 31 March 2007, 2008 and 2009 details of which are set out in this Circular;
"associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	Lee & Man Paper Manufacturing Limited, a company incorporated in the Cayman Islands, the shares of which are listed on the Stock Exchange;
"Continuing Connected Transactions"	the continuing connected transactions between the Group and Lee & Man Manufacturing, which is wholly owned by Mr Lee Wan Keung Patrick, which constitute continuing connected transactions of the Company which require reporting, announcement and Independent Shareholders' approval;
"Director(s)"	the director(s) of the Company;
"Dongguan Lee & Man"	Dongguan Lee & Man Paper Factory Co., Ltd., a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of the Company;
"EGM"	the extraordinary general meeting of the Company to be convened to approve, among other things, the New Business Services Agreements, the transactions contemplated thereunder and each of the Annual Caps;
"Existing Waiver"	the waiver granted by the Stock Exchange in relation to certain existing continuing connected transactions of the Group which expired on 31 March 2006;
"Group"	the Company and its subsidiaries;
"IFA"	CIMB-GK Securities (HK) Limited, the independent financial advisers of the Company;

"Independent Board Committee"	a board committee comprising of Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth the independent non-executive to make recommendations to the Independent Shareholders in respect of the Annual Caps;
"Independent Shareholders"	Shareholders other than Mr Lee Wan Keung Patrick and his associates;
"Latest Practicable Date"	14 September 2006;
"Lee & Man Manufacturing"	Lee & Man Industrial Manufacturing Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Business Services Agreements"	the New Finished Goods Agreement and the New Steam Agreement;
"New Finished Goods Agreement"	the legally binding supply agreement dated 25 August 2006 entered into between Dongguan Lee & Man and Lee & Man Manufacturing pursuant to which Dongguan Lee & Man supplies finished goods (such as test liners and corrugated medium paper) to Lee & Man Manufacturing;
"New Steam Agreement"	the legally binding agreement dated 25 August 2006 entered into between Dongguan Lee & Man, Lee & Man Manufacturing pursuant to which Dongguan Lee & Man supplies steam to Lee & Man Manufacturing;
"PRC"	the People's Republic of China;
"Shareholder(s)"	holder(s) of shares of the Company; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

Executive Directors:
Lee Wan Keung Patrick *(Chairman)*
Lee Man Chun Raymond
Lee Man Bun
Li King Wai Ross
Tan Siak Him Alexander

Non-executive Directors:
Professor Poon Chung Kwong

Independent Non-executive Directors:
Wong Kai Tung Tony
Heng Kwoo Seng
Law Kar Shui Elizabeth

Registered Office
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Principal Office in Hong Kong
5th Floor, Liven House
61 – 63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

18 September 2006

To Shareholders of the Company

Dear Sir or Madam

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the Announcement, relating to certain business relationships with Lee & Man Manufacturing, which constitute Continuing Connected Transactions of the Company. Certain of such business relationships have taken place since the Company's listing on the Stock Exchange in the year 2003 and the Group has obtained the Existing Waiver in respect of such Continuing Connected Transactions which exempts the Company from strict compliance with disclosure and where applicable, independent shareholders' approval requirements under the Listing Rules. The Existing Waiver expired on 31 March 2006. As the continuing connected transactions are essential for the continued operation and growth of the business of the Group, it was impractical for the Group to operate its business effectively if the Company is required to make disclosures and where necessary, to obtain Independent Shareholders' approval, before entering into such transactions. Accordingly, the Group obtained the Existing Waiver dated 26 September 2003 in respect

* *for identification purposes only*

of certain continuing connected transactions of the Group. The Existing Waiver exempts the Group from full compliance with the Listing Rules in respect of such Continuing Connected Transactions. The Existing Waiver expired on 31 March 2006. The Directors intend that such business relationships continue and accordingly, the Company has entered into the New Business Services Agreements for such Continuing Connected Transactions. The New Business Services Agreements include the New Finished Goods Agreement and the New Steam Agreement. Set out in this Circular is further information in relation to the Continuing Connected Transactions.

The New Business Services Agreements include the New Finished Goods Agreement and the New Steam Agreement.

As both the New Finished Goods Agreement and the New Steam Agreement involve the supply of finished goods or steam to Lee & Man Manufacturing, a connected person, their Annual Caps for each year are aggregated for the purposes of considering whether the transactions contemplated thereunder require independent shareholders' approval. As the Annual Caps for the New Finished Goods Agreement and the New Steam Agreement in aggregate is equal to more than 2.5% and is less than 25% of the applicable percentage ratios in respect of the Company and is greater than HK$10,000,000, the New Finished Goods Agreement and the New Steam Agreement and their respective Annual Caps are subject to reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

Lee & Man Manufacturing is wholly owned by Mr Lee Wan Keung Patrick the chairman of the Company and a Director. Mr Lee Wan Keung Patrick and his associates will abstain from voting at the EGM of the Company to be convened for this purpose. The votes of the Independent Shareholders in the EGM will be taken by poll.

The purpose of this circular is i) to provide you with further information in relation to the Continuing Connected Transactions; ii) to set out the opinions and recommendations of the Independent Board Committee and IFA; and iii) to give you notice of the EGM at which the resolutions set out therein will be proposed. The EGM will be held on 6 October 2006 for the purpose of, among others, obtaining the approval from the Independent Shareholders in respect of the Continuing Connected Transactions by way of poll.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS WHICH REQUIRE REPORTING, ANNOUNCEMENT AND INDEPENDENT SHAREHOLDERS' APPROVAL

Set out below is a summary of the Continuing Connected Transactions:

Transactions with Connected Persons under the New Finished Goods Agreements and the New Steam Agreement

Type of Transaction	Nature of Transaction
New Finished Goods Agreement	
Supply of finished goods by Dongguan Lee & Man to Lee & Man Manufacturing	The New Finished Goods Agreement dated 25 August 2006 is for a term of three years commencing from 1 April 2006 till 31 March 2009 pursuant to which Dongguan Lee & Man from time to time supplies finished goods such as test liners and corrugated medium paper to Lee & Man Manufacturing for manufacturing corrugated paper packaging products in the PRC.
New Steam Agreement	
Supply of steam by Dongguan Lee & Man to Lee & Man Manufacturing	Under the New Steam Agreement dated 25 August 2006 Dongguan Lee & Man will supply steam to Lee & Man Manufacturing at a monthly fee of HK$130,000, subject to adjustments (taking into account any changes in actual usage of steam) as may be mutually agreed between the parties. The term of the New Steam Agreement is for three years commencing on 1 April 2006 till 31 March 2009.

To comply with the requirements of the Listing Rules, Dongguan Lee & Man has entered into the New Finished Goods Agreement and the New Steam Agreement.

Under the New Finished Goods Agreement, the price to be charged by the Group in respect of the supply of finished goods shall not be lower than the market price charged to independent third parties under normal commercial terms for similar products (where possible, in the same region). If there is no such market price, the price to be charged by the Group shall not be lower than the price charged against other third parties for similar services or products. The New Finished Goods Agreement is conditional upon the approval of the Independent Shareholders at the EGM.

Under the New Steam Agreement, the steam fee charges were based on the estimated monthly coal consumption and overheads of the Group. The steam fee charges will be paid by cash by Lee & Man Manufacturing. The New Steam Agreement is conditional upon the approval of the Independent Shareholders at the EGM.

The aggregate consideration received by the Group from Lee & Man Manufacturing for finished goods or steam supplied to Lee & Man Manufacturing for each of the financial years ended 31 March 2004, 2005 and 2006 were as follows:

		Amount (HK$)		
	Type of Transaction	**2004**	**2005**	**2006**
1.	**Supply of finished good**	79,767,000	84,229,000	122,018,000
	Annual cap in respect of supply of finished goods under the Existing Waiver	105,000,000	120,000,000	138,000,000
2.	**Supply of steam**	1,560,000	1,560,000	1,560,000
	Annual cap in respect of supply of steam under the Existing Waiver	*(Note)*	*(Note)*	*(Note)*

Note: Under the Existing Waiver, the annual cap in relation to the supply of steam is the higher of HK$10,000,000 or 3% of the book value of the net tangible assets of the Group as at the relevant year-end.

The revenue ratio in respect of the transactions which fall under the New Finished Goods Agreement and the New Steam Agreement in aggregate has exceeded 0.1% on April 2006 and in accordance with Rule 14A.34, the reporting and announcement requirements under Rules 14A.45 to 14A.47 has been triggered. A transaction in respect of the provision of finished goods involves the making/receiving of an order for the finished goods, providing a quotation and then invoicing the price for such order, delivery, clearance with the relevant custom requirements and confirmation of acceptance. This process (including the recording of the transaction in the accounts of the Company) normally takes approximately 2 months. Upon the expiry of the Existing Waiver, the Company required the full 2006 transaction figures as well as its production figures to assist with the projections on the output and allocation the Company can make in relation to its provision of finished goods. In addition, the Group also needs additional time to finalise its projections taking into account of the recent expansion of the Company with its increase in production lines. Accordingly, the Company did not make any announcement until the Announcement (when the projections, the New Finished Goods Agreement and the New Steam Agreement were finalised). From the expiry of the Existing Waiver on 31 March 2006 and up to the date of this announcement, the Company confirms that the percentage ratios in respect of the aggregate value of the transactions which fall under the New Finished Goods Agreement and the New steam Agreement were less than 2.5%.

THE ANNUAL CAPS

The Company proposes that the maximum aggregate annual consideration to be received or paid by the Group in respect of New Finished Goods Agreement and the New Steam Agreement set out above will not exceed the respective cap amounts (in respect of which Independent Shareholders approval is proposed to be sought at the EGM) as shown in the table below for each of the three financial years ending 31 March 2007, 2008 and 2009:

	Amount (HK$)		
Type of Transaction	**Year ending 31 March 2007**	**Year ending 31 March 2008**	**Year ending 31 March 2009**
Supply of finished goods by Dongguan Lee & Man to Lee & Man Manufacturing *(Note 1)*	166 million	184 million	195 million
Supply of steam by Dongguan Lee & Man to Lee & Man Manufacturing *(Note 2)*	1,560,000	1,560,000	1,560,000

Note 1: The relevant caps have been determined by reference to (i) the amount and value of historical transactions between the Group and Lee & Man Manufacturing for the three financial years ended 31 March 2004, 2005 and 2006; (ii) the plans and requirements of Lee & Man Manufacturing and the ability of the Group to meet the requirements of Lee & Man Manufacturing given the expansion of the scale of production of the Group (as described in the announcement of the Company dated 30 March 2006, the Group has acquired additional paper machines which is expected to increase the Group's annual capacity from 1,600,000 metric tons to approximately 3,030,000 metric tons). The average metric tons of finished goods supplied by the Group to Lee & Man Manufacturing amounted to approximately 27,363 and 40,506, representing approximately 54% and 67% of the total amount of finished goods required by Lee & Man Manufacturing for the two years ended 31 March 2005 and 2006 respectively. Based on the information provided to the Company by Lee and Man Manufacturing, it is expected that the sourcing of finished goods by Lee & Man Manufacturing from the Group will continue to increase and is estimated to amount to approximately 62,000 metric tons, 69,000 metric tons and 73,000 metric tons for the three years ending 31 March 2007, 2008 and 2009 respectively. As the production capacity of the Group increases, the Group will be able to produce more to meet the requirements of its customers. Given that the prices to be paid to the Group by Lee & Man Manufacturing are not lower than the market price charged to independent third parties under normal commercial terms for similar products, the increase in the Annual Caps in respect of the supply of finished goods will allow the Group to further utilise its production facilities whilst obtaining a return for such supply; and (iii) the increase in costs of the raw materials required for the finished goods.

Note 2: The relevant caps have been determined by reference to the amount and value of historical transactions between the Group and Lee & Man Manufacturing for the three financial years ended 31 March 2004, 2005 and 2006.

LISTING RULES COMPLIANCE IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS REQUIRING SHAREHOLDERS' APPROVAL

As certain of the percentage ratios in respect of the above Continuing Connected Transactions Requiring Shareholders Approval on an annual and aggregated basis exceed 2.5%, the above Continuing Connected Transactions will constitute "non-exempt continuing connected transactions" of the Company under the Listing Rules requiring the approval of Independent Shareholders. Accordingly, Independent Shareholders' approval are proposed to be sought in respect of the Continuing Connected Transactions subject to the following conditions:

(A) the Continuing Connected Transactions will be:

(i) entered into in the ordinary and usual course of business of the Company;

(ii) conducted on normal commercial terms or, if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than the terms available to or from independent third parties as appropriate; and

(iii) entered into in accordance with the relevant terms and conditions governing them which are fair and reasonable so far as the Shareholders are concerned and in the interest of the Company and its shareholders as a whole;

(B) the value of the Continuing Connected Transactions shall not exceed the caps set out above for each of the three years ending 31 March 2007, 31 March 2008 and 31 March 2009 respectively;

(C) the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of any of the Continuing Connected Transactions exceeds the relevant caps, or that there are any material amendment to the terms of the agreements in respect of the Continuing Connected Transactions.

The Company will comply with the relevant continuing obligations required under the Listing Rules in respect of its continuing connected transactions.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Group is a large-scale paper manufacturer and specializes in the production of linerboard and corrugating medium. The principal business of Lee & Man Manufacturing is in the manufacturing of corrugated paper packaging products in the PRC. The Continuing Connected Transactions have taken place since the Company's listing on the Stock Exchange in the year 2003 and are essential for the continued operation and growth of the business of the Group. The Group is also able to provide steam and finished goods to Lee & Man Manufacturing who is not in the same line of business or who do not operate in the areas in which the Group has its core operations.

The New Business Services Agreements have been negotiated and agreed on an arms' length basis between the Group and Lee & Man Manufacturing based on normal commercial terms. The terms of the New Business Services Agreements (in terms of pricing policies and payment policies) are substantially the same as the terms of the transactions under the Existing Waiver. The Directors (including the independent non-executive Directors who have formed a preliminary view) consider the terms of the New Finished Goods Agreement and New Steam Agreement to be fair and reasonable and in the interests of the Company and its Shareholders as a whole. The formal advice and recommendation to the shareholders by the independent non-executive Directors will be included in the circular to the Shareholders after they have received advice from the Independent Financial Adviser.

PROCEDURES FOR DEMANDING A POLL AT THE EGM

Where a resolution is put to the vote at the EGM, the resolution shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of the EGM; or

(b) by at least three Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy for the time being entitled to vote at the EGM; or

(c) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the EGM; or

(d) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and holding Shares conferring a right to vote at the EGM being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee as set out on page 11 of this circular which contains its recommendation to the Independent Shareholders in respect of the resolution to approve the Continuing Connected Transactions to be subject to the New Caps.

The advice of the IFA to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Non-exempt Continuing Connected Transactions and the New Caps are fair and reasonable and in the interest of the Company and its Shareholders as a whole are set out on pages 12 to 17 of this circular.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board
Lee & Man Paper Manufacturing Limited
Lee Wan Keung Patrick
Chairman

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

18 September 2006

To the Independent Shareholders

Dear Sir or Madam

CONTINUING CONNECTED TRANSACTIONS

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders of Lee & Man Paper Manufacturing Limited in respect of the resolution to approve the Continuing Connected Transactions subject to the New Caps, details of which are set out in the "Letter from the Board" contained in the circular of the Company (the "Circular") of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used in this letter.

Your attention is drawn to the "Letter from the Board", the advice of the IFA in its capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of whether the terms of the Continuing Connected Transactions and the New Caps are fair and reasonable and in the interest of the Company and its Shareholders as a whole, as set out in the "Letter from CIMB-GK Securities (HK) Limited" as well as other additional information set out in other parts of the Circular.

Having taken into account the advice of, and the principal factors and reasons considered by the IFA in relation thereto as stated in its letter, we consider the terms of the Continuing Connected Transactions and the New Caps to be fair and reasonable and are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM in respect of the Continuing Connected Transactions.

Yours faithfully
Independent Board Committee
Wong Kai Tung Tony
Heng Kwoo Seng
Law Kar Shui Elizabeth
Independent Non-executive Directors

* *for identification purposes only*

The following is the text of the letter of advice from the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders, prepared for the purpose of incorporation into this circular.

CIMB

CIMB-GK Securities (HK) Limited

25/F, Central Tower
28 Queen's Road Central
Hong Kong

18 September 2006

To the Independent Board Committee and the Independent Shareholders of
Lee & Man Paper Manufacturing Limited

Dear Sirs

CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the continuing connected transactions to be entered into between the Group and Lee & Man Manufacturing under the New Finished Goods Agreement and the New Steam Agreement (the "Continuing Connected Transactions"), details of which are contained in a circular (the "Circular") to the Shareholders dated 18 September 2006, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to satisfy ourselves that we have a reasonable basis to assess the fairness and reasonableness of the terms of the Continuing Connected Transactions in order to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or Lee & Man Manufacturing or any of its respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transactions, we have considered the following principal factors and reasons:

Background and rationale

The Group is a large-scale paper manufacturer which specializes in the production of linerboard and corrugating medium. The Continuing Connected Transactions are principally related to the supply of finished goods (the New Finished Goods Agreement) and the supply of steam (the New Steam Agreement) to Lee & Man Manufacturing, which the Group has been supplying to Lee & Man Manufacturing finished goods and steam in its ordinary and usual course of business since the Company's listing on the Stock Exchange in 2003. The Existing Waiver which exempts the Company from strict compliance with the disclosure and independent shareholders' approval requirements expired on 31 March 2006.

Under the New Finished Goods Agreement and the New Steam Agreement both dated 25 August 2006, Dongguan Lee & Man, a wholly-owned subsidiary of the Company, will from time to time supply finished goods such as test liners and corrugated medium paper and steam, respectively to Lee & Man Manufacturing for its manufacturing of corrugated paper packaging products in the PRC, for a term of three years commencing from 1 April 2006 till 31 March 2009.

Given the above and the fact that (i) the nature of the Continuing Connected Transactions relates to the Group's principal business and operations; and (ii) the Continuing Connected Transactions will be based on normal commercial terms or no less favourable terms than those offered to independent third parties as elaborated below, we consider the continuation of the Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

Basis of determination

In assessing the fairness of the bases of the New Finished Goods Agreement and the New Steam Agreement, we have reviewed (i) the terms of the Continuing Connected Transactions contemplated under the New Finished Goods Agreement and the New Steam Agreement; and (ii) the confirmations from the auditors of the Company to the Board that the historical continuing connected transactions for the three years ended 31 March 2006 have been entered into in accordance with the terms of the relevant agreements. We have also discussed the bases of the Continuing Connected Transactions to be conducted under the New Finished Goods Agreement and the New Steam Agreement with the senior management of the Company.

New Finished Goods Agreement

Under the New Finished Goods Agreement, the price to be charged by the Group in respect of the supply of finished goods shall not be lower than the market price charged to independent third parties under normal commercial terms for similar products (where possible, in the same region). If there is no such market price, the price to be charged by the Group shall not be lower than the price charged against other third parties for similar services or products. We have reviewed sample invoices issued by the Group to Lee & Man Manufacturing and to other independent third parties and noted that the terms offered by the Group to Lee & Man Manufacturing are comparable to those offered to other independent third parties.

New Steam Agreement

Under the New Steam Agreement, the Group will charge Lee & Man Manufacturing for the supply of steam a monthly fee of HK$130,000, subject to adjustments (taking into account any changes in actual usage of steam) as may be mutually agreed between the parties. The renewal caps for the steam fee charges were based on the estimated monthly coal consumption plus overhead costs of the Group required for the supply of steam to Lee & Man Manufacturing. Such caps are equivalent to the historical caps set under the Existing Waiver. As advised by the Company, steam is needed in the production process of the Group's products. Save for Lee & Man Manufacturing, the Company has no intention to supply steam to other third parties and it is unlikely to have other demand of steam produced by the Group. Given the above and the amounts involved are immaterial to the Group, we consider such charges to Lee & Man Manufacturing based on costs incurred by the Group are fair and reasonable.

Views

Based on the above, we consider that the bases of the New Finished Goods Agreement and the New Steam Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Annual Caps

The following table summarized the respective historical amount of the Continuing Connected Transactions for the three years ended 31 March 2006 as extracted from the "Letter from the Board" of the Circular:

Type of continuing connected transactions	**For the year ended 31 March**		
	2004	**2005**	**2006**
	HK$	*HK$*	*HK$*
Supply of finished goods	79,767,000	84,229,000	122,018,000
Supply of steam	1,560,000	1,560,000	1,560,000

The following table sets out the respective annual caps of the Continuing Connected Transactions under the New Finished Goods Agreement and the New Steam Agreement as described above for the three financial years ending 31 March 2009 ("New Caps"):

Type of continuing connected transactions	**For the year ending 31 March**		
	2007	**2008**	**2009**
	HK$	*HK$*	*HK$*
Supply of finished goods	166,000,000	184,000,000	195,000,000
Supply of steam	1,560,000	1,560,000	1,560,000

New Finished Goods Agreement

We note that the New Caps of the Continuing Connected Transactions under the New Finished Goods Agreement have been determined by the Directors with reference to the following factors:

(i) the amount and value of historical transactions between the Group and Lee & Man Manufacturing for the three financial years ended 31 March 2006;

(ii) the plans and requirements of Lee & Man Manufacturing and the ability of the Group to meet the requirements of Lee & Man Manufacturing given the expansion of the scale of production of the Group; and

(iii) the costs of the raw materials required for the production of the finished goods.

We have discussed with the management of the Company on the principal bases underlying the above factors in the determination of the New Caps under the New Finished Goods Agreement. We understand from the Directors that in determining the New Caps, they have considered (i) the increase in the production capacity of the Group as a result of the Group's acquisition of additional machineries; (ii) the plans by Lee & Man Manufacturing to increase sourcing of corrugating medium paper and linerboard from the Group; and (iii) the estimated increase in costs of raw materials required for the production of the finished goods.

As described in the announcement of the Company dated 30 March 2006, the Group has acquired additional paper machines which are expected to increase the Group's annual production capacity from 1,600,000 metric tons to approximately 3,030,000 metric tons and will, as a result, enable the Group to produce more to meet customers' demand. We have been advised by the Directors that the average metric tons of finished goods supplied by the Group to Lee & Man Manufacturing amounted to approximately 27,363 and 40,506, representing approximately 54% and

67% of the total amount of finished goods required by Lee & Man Manufacturing for the two years ended 31 March 2005 and 2006 respectively. As advised by the management of the Company, based on their discussions with Lee and Man Manufacturing, it is expected that the sourcing of finished goods by Lee & Man Manufacturing from the Group will continue to increase and is estimated to amount to approximately 62,000 metric tons, 69,000 metric tons and 73,000 metric tons for the three years ending 31 March 2007, 2008 and 2009 respectively. Furthermore, as noted from the information provided by the Company and information available in the public domain principally from the website of China Paper Association, the costs of the raw materials required for the production of the finished goods, namely, old corrugated cardboard and containers, have been on an upward trend since 2001 and remained stable in recent years. With the estimated increase in the sourcing of corrugated medium paper and linerboard by Lee & Man Manufacturing from the Group and the stable price trend in raw materials required for the production of the finished goods, we consider the increase in New Caps reasonable. Given that the prices to be charged by the Group shall not be lower than the price charged against independent third parties under normal commercial terms for similar products, the increase in New Caps in respect of the supply of finished goods will allow the Group to further utilise its production facilities whilst obtaining a comparable return on such supply.

New Steam Agreement

We have discussed with the management of the Company on the principal bases underlying the factors considered in the determination of the New Caps under the New Steam Agreement. We understand from the Directors that the New Caps have been determined with reference to the amount and value of historical transactions between the Group and Lee & Man Manufacturing for the three financial years ended 31 March 2006.

We note that under the New Steam Agreement, the Group will charge Lee & Man Manufacturing for the supply of steam the same rate as compared to historical transactions. As advised by the Company, the steam fee charges were based on the estimated monthly coal consumption and overheads of the Group required for the supply of steam to Lee & Man Manufacturing. We have reviewed the calculation prepared by the Company on the estimated costs of the Group for the supply of steam to Lee & Man Manufacturing and noted that major relevant costs have been included in such calculation. We have been advised by the Directors that without any major changes in the operation of Lee & Man Manufacturing, it is expected that the estimated monthly coal consumption and overheads attributable to the supply of steam to Lee & Man Manufacturing will remain stable.

Views

Based on various factors described above, we regard those factors and bases as well as the New Caps in relation to the New Finished Goods Agreement and New Steam Agreement to be fair and reasonable so far as the Company and the Independent Shareholders are concerned. However, as the New Caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31 March 2009, consequently, we express no opinion as to how closely the actual sale or purchase volume of the Continuing Connected Transactions corresponds with the New Caps.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Continuing Connected Transactions are on normal commercial terms and in the interests of the Company and the Shareholders as a whole and that the terms thereof as well as the New Caps are fair and reasonable so far as the Company and Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the New Finished Goods Agreement, the New Steam Agreement and the New Caps.

Yours faithfully
For and on behalf of
CIMB-GK Securities (HK) LIMITED
Alex Lau — *Executive Vice President*
Flavia Hung — *Senior Vice President*

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group the omission of which would make any statement herein misleading.

1. DISCLOSURE OF INTERESTS

Interests and short positions of Directors and chief executive in the share capital of the Company and its associated corporation

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive had any interest or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would be required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions which they would be deemed to taken to have under Sections 344 and 345 of the SFO) or which would be required to be disclosed pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the register referred therein pursuant to Section 352 of the SFO.

Directors' interests in the Shares

Name of Director	Capacity	Number of ordinary shares	Number of ordinary shares subject to options granted under Share Option Scheme	Percentage of the issued share capital of the Company
Lee Wan Keung Patrick	Held by controlled corporation *(Note)*	718,718,000	–	73.86%
Lee Man Chun Raymond	Held by controlled corporation *(Note)*	718,718,000	–	73.86%
Lee Man Bun	Held by controlled corporation *(Note)*	718,718,000	–	73.86%
Li King Wai Ross	Beneficial owner	–	600,000	0.06%
Tan Siak Him Alexander	Beneficial owner	450,000	–	0.05%
Wong Kai Tung Tony	Beneficial owner	400,000	–	0.04%
Heng Kwoo Seng	Beneficial owner	1,578,000	–	0.16%

Note: These shares were held by Gold Best Holdings Ltd. ("Gold Best"), whose entire issued share capital is held by Trustcorp Limited ("Trustcorp") as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr Lee Wan Keung Patrick, M. Lee Man Chun Raymond and M. Lee Man Bun (all of them are directors of the Company), certain of their family members and other charitable objects.

Directors' interests in associated corporations of the Company

Name of Director	Capacity	Name of associated corporation	Number of ordinary shares	Percentage of the issued shares capital of associated corporation
Lee Wan Keung Patrick	Held by controlled corporation *(Note)*	Gold Best	5	100%
Lee Man Chun Raymond	Held by controlled corporation *(Note)*	Gold Best	5	100%
Lee Man Bun	Held by controlled corporation *(Note)*	Gold Best	5	100%

Note: As Gold Best owns more than 50% interest of the Company, Gold Best is an associated corporation of the Company under the SFO. The entire issued share capital of Gold Best is owned by Trustcorp as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr Lee Wan Keung Patrick, Mr Lee Wan Chun Raymond and Mr Lee Man Bun (all of them are directors of the Company), certain of their family members and other charitable objects.

2. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive are aware of any other person who had an interest or short position in the Shares or the underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Notifiable interests in Shares

Name of shareholder	Capacity	Number of ordinary shares	Percentage of the issued share capital of the Company
Gold Best	Beneficial owner	718,718,000	73.86%
Trustcorp	Held by controlled corporation	718,718,000	73.86%
Lee Wong Wai Kuen	Held by spouse *(Note)*	718,718,000	73.86%

Note: Under the SFO, Lee Wong Wai Kuen is deemed to be interested in these 718,718,000 ordinary shares as she is the spouse of Lee Wan Keung Patrick, a director of the Company.

3. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Group.

4. SERVICE CONTRACTS

Each of the directors has entered into a service contract with the Company, details of which are set out below:

Name of Director	Service Contract Effective Date	Service Terms	Salaries per annum *HK$*
Lee Wan Keung	1 September 2003	Four years	Nil
Lee Man Chun Raymond	1 September 2003	Four years	2,016,000
Lee Man Bun	16 August 2004	Three years	1,002,000
Li King Wai Ross	12 August 2005	Three years	600,000
Tan Siak Him Alexander	1 September 2003	Four years	1,066,000
Poon Chung Kwong	1 February 2006	One year	Nil
Wong Kai Tung Tony	11 September 2006	One year	80,000
Heng Kwoo Seng	11 September 2006	One year	120,000
Law Kar Shui Elizabeth	1 January 2006	One year	Nil

5. COMPETING INTERESTS

None of the Directors of the Company (as defined in the Listing Rules) and their respective associates (as defined in the Listing Rules) have any interest in a business, which competes or may compete with the business of the Group.

6. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, being the date up to which the latest published audited financial statements of the Group were made up.

7. EXPERT

(a) The following is the qualification of CIMB-GK Securities (HK) Limited, which has given its opinion or advice which is contained in this circular:

Name	Qualification
CIMB-GK Securities (HK) Limited	a corporation licensed under the SFO for carrying out type 1 (Dealing in Securities), type 4 (Advising on Securities), and type 6 (Advising on Corporate Finance) regulated activities

(b) As at the Latest Practicable Date, CIMB-GK Securities (HK) Limited did not have any shareholding, direct or indirect, in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Group, nor did it have any interest, direct or indirect, in any assets which had, since 31 March 2006, being the date up to which the latest published audited financial statements of the Group were made up, been acquired or disposed of by or leased to the Group, or were proposed to be acquired or disposed of by or leased to the Group.

(c) CIMB-GK Securities (HK) Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

8. DIRECTOR'S INTERESTS IN ASSETS/CONTRACTS AND OTHER INTERESTS

(a) None of the Directors has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 March 2006, being the date up to which the latest published audited financial statements of the Group were made.

(b) None of the Directors is materially interested in any contract or arrangement entered into by any member of the Group subsisting at the date of this circular which is significant in relation to the business of the Group.

9. MISCELLANEOUS

(a) The company secretary as well the qualified accountant of the Company is Mr Cheung Kwok Keung. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies. The principle office of the Company in Hong Kong is located at 5th Floor, Liven House, 61 – 63 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

(c) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (except public holidays) at Richards Butler International Law Firm, 20th Floor, Alexandra House, 16–20 Chater Road, Hong Kong, from 18 September 2006 for a period of 14 days:

(a) this circular;

(b) the Articles of Association of the Company;

(c) the letter from the Independent Board Committee, the text of which is set out on page 11 of this circular;

(d) the letter from CIMB-GK Securities (HK) Limited, the text of which is set out on pages 12 to 17 of this circular;

(e) the written consent of CIMB-GK Securities (HK) Limited referred to in the section headed "Expert" in this Appendix; and

(f) the New Business Services Agreements.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lee & Man Paper Manufacturing Limited (the "Company") will be held at 5th Floor, Liven House, 61 – 63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on 6 October 2006 at 9.30 a.m. for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution of the Company:

ORDINARY RESOLUTION

"**THAT**,

(a) the transactions contemplated under the new steam agreement (the "New Steam Agreement") dated 25 August 2006 between Lee & Man Industrial Manufacturing Limited and Dongguan Lee & Man Paper Factory Co., Ltd. in relation to the provision of steam, including, without limitation, to the caps of the transactions under the New Steam Agreement (the details of which are set out in the circular of the Company dated 18 September 2006) be and are hereby approved;

(b) the transactions contemplated under the new finished goods supply agreement (the "New Finished Goods Agreement") dated 25 August 2006 between Lee & Man Industrial Manufacturing Limited and Dongguan Lee & Man Paper Factory Co., Ltd. in relation to the supply of finished goods, including, without limitation, to the caps of the transactions under the New Finished Goods Agreement (the details of which are set out in the circular of the Company dated 18 September 2006) be and are hereby approved;

(c) that the directors of the Company be and are hereby authorised to take all actions and execute all documents which is deemed necessary, required and appropriate conditions, in order to implement and validate anything related to the New Steam Agreement and the New Finished Goods Agreement."

By order of the Board of
Lee & Man Paper Manufacturing Limited
Cheung Kwok Keung
Company Secretary

18 September 2006

* *for identification purposes only*

Notes:

1. Shareholders entitled to attend and vote at the extraordinary general meeting are entitled to appoint one or more persons (whether or not a shareholder of the Company) as their proxy to attend and vote on behalf of themselves. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent a shareholder.

2. The form of proxy must be signed by a shareholder or an attorney duly authorized in writing by a shareholder or, in the case of a corporation must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

3. In the case of joint holders of a share if more than one of such joint holder be present at any meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

4. In order to be valid, the form of proxy, together with the power of attorney (if any) or other authority under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Hong Kong branch share registrar, Tricor Investor Services Limited, at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting.

5. Completion and delivery of the form of proxy will not preclude a shareholder from attending and voting at the Extraordinary General Meeting if such shareholder so wishes. In such event, the instrument appointing a proxy shall be deemed to be revoked.

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

此乃要件 請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的理文造紙有限公司股份全部**出售或轉讓**，應立即將本通函及隨附的代表委任表格送交買主或承讓人或經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(於開曼群島註冊成立之有限公司)

(股份編號：2314)

持續關連交易

獨立董事委員會的獨立財務顧問

CIMB

本公司獨立董事委員會函件載於本通函第11頁，而獨立董事委員會的獨立財務顧問聯昌國際證券(香港)有限公司函件載於本通函第12頁至第17頁。

本公司訂於二零零六年十月六日上午九時三十分假座香港觀塘敬業街61-63號利維大廈5字樓舉行之特別股東大會召開通告「特別股東大會」載於本通函第23頁至第24頁。

隨本通函附上特別股東大會代表委任表格。如股東未能出席特別股東大會，務請儘快按照代表委任表格上所列印的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處卓佳證券登記有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)及無論如何必須於特別股東大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席特別股東大會或其任何續會，並於會上投票。

* *僅供識別*

二零零六年九月十八日

目　錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「公佈」	指	本公司於二零零六年八月二十五日發出之公佈；
「年度上限」	指	於二零零七年、二零零八年及二零零九年三月三十一日止三個財政年度各年收取理文實業之最高年報酬的詳情載列於本通函；
「聯繫人士」	指	上市規則賦予該詞的函義；
「董事會」	指	本公司董事會；
「本公司」	指	理文造紙有限公司，於開曼群島註冊成立的有限公司，其股份在聯交所上市；
「持續關連交易」	指	本集團與理文實業之持續關連交易，理文實業為李運強先生全資擁有，構成本公司持續關連交易並需要申報、公佈及獨立股東批准；
「董事」	指	本公司董事；
「東莞理文」	指	東莞理文造紙廠有限公司，於中國成立的全外商擁有之企業及為本公司間接全資擁有之附屬公司；
「特別股東大會」	指	本公司需召開之特別股東大會以批准（其中包括）新商業服務協議及其下包括之交易及各年度上限；
「現行豁免」	指	有關聯交所賦予本集團若干現行持續關連交易之豁免，於二零零六年三月三十一日到期；
「本集團」	指	本公司及其附屬公司；
「獨立財務顧問」	指	聯昌國際證券（香港）有限公司，為本公司獨立財務顧問；

「獨立董事委員會」	指	由本公司獨立非執行董事王啟東先生、邢詒春先生及羅嘉穗小姐組成之董事委員會，就年度上限事項向獨立股東提供建議；
「獨立股東」	指	李運強先生及其聯繫人士除外之股東；
「最後可行日期」	指	二零零六年九月十四日；
「理文實業」	指	理文實業有限公司；
「上市規則」	指	聯交所證券上市規定；
「新商業服務協議」	指	新製成品協議及新蒸氣協議；
「新製成品協議」	指	東莞理文及理文實業於二零零六年八月二十五日訂立有關東莞理文向理文實業供應製成品（如掛面箱板紙及瓦楞芯紙）的有法律效力之供應協議；
「新蒸氣協議」	指	東莞理文及理文實業於二零零六年八月二十五日訂立有關東莞理文向理文實業供應蒸氣的有法律效力之協議；
「中國」	指	中華人民共和國；
「股東」	指	本公司股份持有人；以及
「聯交所」	指	香港聯合交易所有限公司。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(於開曼群島註冊成立之有限公司)

(股份編號：2314)

執行董事：
李運強*(主席)*
李文俊
李文斌
李經緯
陳錫鑫

非執行董事：
潘宗光教授

獨立非執行董事：
王啟東
邢詒春
羅嘉穗

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

總辦事處：
香港九龍觀塘
敬業街61–63號
利維大廈5字樓

敬啟者：

持續關連交易

緒言

根據公佈有關與理文實業的若干商業關係，並構成本公司之持續關連交易。該若干商業關係自本公司於二零零三年於聯交所上市已存在，而本集團已就該等關連交易取得現行豁免，豁免本公司嚴格遵守上市規則下披露及（如適用）獨立股東批准之規定。現行豁免於二零零六年三月三十一日到期。由於持續關連交易對於本集團持續運作及業務增長是必要的，所以如果本公司在訂立該等交易前須予以披露及須取得獨立股東之批准，則本集團並不能實際有效地運作業務。因此，本集團就有關若干持續關連交易在二零零三年九月二十六日取得現行豁免。現行豁免免除本集團就有關該等持續關連交易須全部

* *僅供識別*

遵守上市規則之規定。現行豁免已於二零零六年三月三十一日到期。董事有意繼續該等商業關係，因此，本公司將為該等持續關連交易訂立新商業服務協議。新商業服務協議包括新製成品協議及新蒸氣協議。本通函載列有關持續關連交易之其他資料。

新商業服務協議包括新製成品協議及新蒸氣協議。

由於新製成品協議及新蒸氣協議牽涉向理文實業供應製成品及蒸氣，為關連人士，所以其每年之年度上限總額將作為考慮該交易是否需要獨立股東批准。因新製成品協議及新蒸氣協議的年度上限總額，就本公司適用之百份比率，相等於超逾2.5%及少於25%及超逾1,000萬港元，所以根據上市規則第14A.35條，新製成品協議及新蒸氣協議及其年度上限須遵守申報、公佈及獨立股東批准的規定。

理文實業為李運強先生全資擁有，李先生為本公司主席及董事。李運強先生及其聯繫人士將於本公司就此目的召開之特別股東大會上放棄投票。獨立股東於特別股東大會上之投票將以表決方式進行。

本通函旨在：(i)向　閣下提供有關持續關連交易之其他資料：(ii)載列獨立董事委員會及獨立財務顧問之意見及推薦建議；及(iii)向　閣下發出特別股東大會通告及載列於此通函內建議之決議案。有關持續關連交易須獨立股東以表決方式批准為目的（其中包括）之特別股東大會將於二零零六年十月六日舉行。

不獲豁免而須遵守申報、公佈及獨立股東批准規定之持續關連交易

下表為持續關連交易概覽:

於新製成品協議及新蒸氣協議下與關連人士之交易

交易種類	交易性質
新製成品協議	
東莞理文向理文實業供應製成品	根據東莞理文不時向理文實業供應製成品如掛面箱板紙及瓦楞芯紙以在中國製造瓦楞紙包裝產品,而於二零零六年八月二十五日訂立之新製成品協議,為期三年,由二零零六年四月一日起至二零零九年三月三十一日止。
新蒸氣協議	
東莞理文向理文實業供應蒸氣	於二零零六年八月二十五日訂立之新蒸氣協議下,東莞理文收取月費130,000港元向理文實業供應蒸氣,調整(考慮實際蒸氣用量)需視乎雙方互相同意而定。新蒸氣協議條款為期三年,由二零零六年四月一日起至二零零九年三月三十一日止。

為符合上市規則規定,東莞理文訂立了新製成品協議及新蒸氣協議。

新製成品協議下,有關製成品供應,本集團將徵收不低於獨立第三方於一般商業條款下徵收同類型產品的市場價格(如可能,在相同地區)。如沒有市場價格,本集團將徵收不低於向其他第三方提供同類型服務或產品之費用。新製成品協議為有條件協議,須於特別股東大會上獲獨立股東通過。

新蒸氣協議下，蒸氣費用將根據本集團每月估計用煤量及經常性支出收費。理文實業將以現金支付蒸氣費用。新蒸氣協議為有條件協議，須於特別股東大會上獲獨立股東通過。

本集團向理文實業供應之製成品及蒸氣於截至二零零四年、二零零五年及二零零六年三月三十一日之財政年度各年收取之總報酬如下：

		金額（港元）		
	交易種類	**二零零四年**	**二零零五年**	**二零零六年**
1.	**供應製成品**	79,767,000	84,229,000	122,018,000
	在現行豁免下有關供應製成品之年度上限	105,000,000	120,000,000	138,000,000
2.	**供應蒸氣**	1,560,000	1,560,000	1,560,000
	在現行豁免下有關供應蒸氣之年度上限	*（附註）*	*（附註）*	*（附註）*

附註： 在現行豁免下有關供應蒸氣之年度上限為10,000,000港元或相關年終之本集團有形淨資產賬面值3%，兩者較高者。

在新製成品協議及新蒸氣協議下有關交易收入比率於二零零六年四月時超逾0.1%，因此根據上市規則第14A.34條，引發上市規則第14A.45條至14A.47條的申報及公佈規定。有關提供製成品交易牽涉發出／收取製成品訂單、提供報價單、接著發貨單、送貨、清關要求及接納確認。此過程（包括將交易記錄於本公司賬目內）一般需時約兩個月。直至現行豁免到期，本公司需要二零零六年全年數據及生產數據以協助推測本公司之產量及分配額以提供製成品。另外，考慮到本公司最近生產線增加的擴展，本集團亦需額外時間完成推測。因此本公司在公佈前（當推測、新製成品協議及新蒸氣協議已完成）並無作出任何其他公佈。由二零零六年三月三十一日現行豁免到期日開始直至此公佈日期間，本公司確認於新製成品協議及新蒸氣協議下有關交易總額之百分比率少於2.5%。

年度上限

本公司建議本集團根據以上新製成品協議及新蒸氣協議收取或支付的最高總年報酬不會超逾下表所載二零零七年、二零零八年及二零零九年三月三十一日止三個財政年度各年的年度上限（有關建議在特別股東大會中需尋求獨立股東批准）：

交易種類	金額（港元） 二零零七年 三月三十一日 止年度	二零零八年 三月三十一日 止年度	二零零九年 三月三十一日 止年度
東莞理文向理文實業供應製成品 *（附註1）*	166,000,000	184,000,000	195,000,000
東莞理文向理文實業供應蒸氣 *（附註2）*	1,560,000	1,560,000	1,560,000

附註1： 有關上限將參考下列而釐訂：(i)本集團與理文實業在二零零四年、二零零五年及二零零六年三月三十一止三個財政年度之過往交易數量及金額；(ii)本集團根據本公司於二零零六年三月三十日發出之公佈有關添置額外造紙機器而預計本集團之年產量將由約160萬噸增加至約303萬噸之擴充生產規模及造紙業服務範疇的計劃及要求。於截至二零零五年及二零零六年三月三十一日止兩個年度，本集團向理文實業提供之製成品分別平均達27,363及40,506公噸，佔理文實業所需製成品總數量約54%及67%。根據理文實業向本公司提供的資料，於截至二零零七、二零零八年及二零零九年三月三十一日止三個年度，預期理文實業將繼續增加向本集團採購之製成品數量，估計分別達約62,000公噸、69,000公噸及73,000公噸。因為生產能力增加，本集團將有能力生產更多產品以滿足客戶的需求。由於理文實業向本集團支付的價格並不低於向獨立第三方根據一般商業條款及同類型產品收取的市場價格，有關增加供應製成品之年度上限可以令本集團進一步運用其生產設備之同時，亦可以由該項供應得到回報；(iii)製成品所需之原料成本增加。

附註2： 有關上限將參考本集團與理文實業在二零零四年、二零零五年及二零零六年三月三十一止三個財政年度之過往交易數量及金額而釐訂。

有關持續關連交易須股東批准以符合上市規則的規定

由於以上持續關連交易須股東批准而以每年及總額為基礎之若干百分比率超逾2.5%，上述持續關連交易將構成本公司「不獲豁免持續關連交易」並根據上市規則規定須獨立股東批准。因此，有關持續關連交易而尋求獨立股東的批准建議受限於以下條件：

(A) 持續關連交易將：

(i) 由本公司在日常及一般業務過程中訂立；

(ii) 按一般商業條款進行或；倘若並無足夠可比較之交易以決定是否一般商業條款，則所按條款為不遜於獨立第三方獲提供的條款；以及

(iii) 根據規管有關股東關注的條款，並按照公平及合理且符合本公司及股東整體利益的條款而訂立；

(B) 持續關連交易價值不可超逾上述所列截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止三年內每年上限；

(C) 如果任何持續關連交易總額超逾相關上限，或有關持續關連交易在協議條款上有重大修改，本公司將遵守上市規則下之適用條文規管關連交易。

關於該等持續關連交易，本公司將遵守上市規則下相關持續責任規定。

持續關連交易的原因及利益

本集團為大型造紙生產商，專門從事生產牛皮箱板紙及瓦楞芯紙。理文實業的主要業務為在中國製造瓦楞紙包裝產品。持續關連交易自本公司於二零零三年於聯交所上市已存在，對於本集團持續運作及業務增長是必要的。本集團亦可提供蒸氣及製成品予不同業務或在本集團核心營運地區並無運作之理文實業。

新商業服務協議是本集團與理文實業以一般商業條款交涉及公平原則磋商。新商業服務協議條款（價格政策及付款政策條款）跟現行豁免下交易條款大致相同。董事（包括獨立非執行董事之初步意見）認為新製成品協議及新蒸氣協議條款公平及合理，並符合本公司及股東之整體利益。當收到獨立財務顧問之建議後，獨立非執行董事給予股東之正式意見及建議將包括在給股東之通函內。

於特別股東大會投票表決程序

任何在特別股東大會上提呈投票表決的決議案均須以舉手方式表決，除非（在宣佈舉手投票結果之前或當時，或在任何其他有關投票表決的要求獲撤銷時）以下人士要求以投票方式表決：

(a) 特別股東大會主席；或

(b) 最少三名當時有權在特別股東大會上投票的股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會）；或

(c) 佔全體有權在特別股東大會上投票的股東的投票權總額不少於十分之一的一名或多名股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會）；或

(d) 持有獲賦予特別股東大會投票權的股份的一名或多名股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會），而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一。

在投票表決時，股東可親身或委派代表投票。

推薦意見

閣下務須留意本通函第11頁所載的獨立董事委員會函件，就有關通過持續關連交易及新上限之決議案給予獨立股東之推薦意見。

就有關不獲豁免關連交易條款及新上限是否公平合理並符合本公司及股東之整體利益，獨立財務顧問給予獨立董事委員會及獨立股東之意見載於本通函第12頁至17頁。

其他資料

閣下務請注意載於本通函附錄內之其他資料。

此　致

列位本公司股東　台照

代表董事會
理文造紙有限公司
主席
李運強
謹啟

二零零六年九月十八日

理文造紙有限公司*
Lee & Man Paper Manufacturing Limited
(於開曼群島註冊成立之有限公司)
(股份編號：2314)

敬啟者：

持續關連交易

吾等獲理文造紙有限公司委任為獨立董事委員會委員，就有關通過持續關連交易及新上限之決議案向獨立股東提出意見；詳情已載於本公司通函「本通函」內「董事會函件」部份，而本函件為本通函其中一部份。除文義另有所指外，本通函所界定的詞彙與本函件所用者具相同涵義。

閣下務須留意「董事會函件」，獨立董事委員會及獨立股東的獨立財務顧問根據其職責為有關持續關連交易的條款及新上限是否公平合理並符合本公司及其股東整體利益提供意見，並載於本通函內「聯昌國際證券（香港）有限公司函件」及其他部份之額外資料。

吾等考慮過於此函件內獨立財務顧問之意見、並參考主要因素及理由後，吾等認為持續關連交易之條款及新上限公平合理並符合本公司及其股東整體利益。因此，吾等建議獨立股東就有關持續關連交易之決議案在特別股東大會上投贊成票。

此致

列位獨立股東 台照

獨立董事委員會
獨立非執行董事
王啟東
邢詒春
羅嘉穗
謹啟

二零零六年九月十八日

* *僅供識別*

下文為獨立財務顧問向獨立董事委員會及獨立股東之建議函件內容，以供收錄於本通函內。

CIMB

CIMB-GK Securities (HK) Limited

香港皇后大道中28號
中匯大廈25樓

敬啟者：

持續關連交易

吾等獲委聘擔任獨立董事委員會的獨立財務顧問，就有關　貴集團與理文實業訂立之新製成品協議及新蒸氣協議下持續關連交易(「持續關連交易」)提供意見，詳情載列於二零零六年九月十八日給予股東之通函(「通函」)，而本函件為本通函其中一部份。本通函所界定的詞彙與本函件所用者具相同涵意。

在達致有關推薦建議時，吾等依賴本通函所載或所述的資料及事實。此外，吾等亦假定本通函所載的資料及陳述於作出時乃屬真確，且於本通函寄發當日仍屬真確。吾等並無理由懷疑董事向吾等所提供資料及陳述的真實性、準確性及完整性。吾等另接獲董事通知，相信本通函並無遺漏任何重大事實。

吾等認為吾等已審閱足夠資料及文件及根據上市規則第13.8條(包括附錄)採取所需之合理步驟以符合吾等有合理基礎以評估持續關連交易條款之公平性及合理性，從而達成知情意見，並有理由倚賴本通函內的資料之準確性及為吾等之推薦建議提供一個合理基礎。吾等並無理由懷疑董事向吾等提供之料資及陳述之真實、準確及完整性。吾等另接獲董事通知，相信本通函並無遺漏任何重大事實。但是，吾等並無進行資料獨立核實或對　貴公司或理文實業或其各自之附屬公司或聯繫人士之業務及事務或前景進行任何形式之深入調查。

主要考慮因素

在達致對有關持續關連交易的意見時,吾等曾考慮以下主要因素及理由:

背景及原因

貴集團為大型造紙生產商,專門從事生產牛皮箱板紙及瓦楞芯紙。持續關連交易主要關於供應製成品(新製成品協議)及供應蒸氣(新蒸氣協議)給予理文實業,而 貴集團自 貴公司於二零零三年在聯交所上市時已一直根據一般商業條款向理文實業供應製成品及蒸氣。現行豁免免除 貴公司嚴格遵守披露及須獨立股東批准之要求於二零零六年三月三十一日到期。

根據於二零零六年八月二十五日訂立之新製成品協議及新蒸氣協議,東莞理文, 貴公司全資擁有之附屬公司,將會不時供應製成品如掛面箱板紙及瓦楞芯紙及蒸氣給理文實業在中國製造瓦楞紙包裝產品,為期三年,由二零零六年四月一日至二零零九年三月三十一日止。

鑑於上述及(i)持續關連交易之性質與 貴集團主要業務及營運相關;及(ii)持續關連交易以市場及一般商業條款或以下詳盡闡述之不遜於向獨立第三方提供之條款進行,吾等認為繼續該等持續關連交易符合 貴公司及其股東整體利益。

釐定基準

於評估新製成品協議及新蒸氣協議是否公平合理時,吾等已審閱(i)新製成品協議及新蒸氣協議下擬進行持續關連交易之條款;及(ii) 貴公司核數師就截至二零零六年三月三十一日止三個年度之過往持續關連交易乃根據有關協議條款訂立而向董事會作出之確認。吾等亦與 貴公司高級管理層討論有關新製成品協議及新蒸氣協議下所進行持續關連交易之基準。

新製成品協議

根據新製成品協議, 貴集團就供應製成品而徵收之價格將不低於獨立第三方於一般商業條款下徵收同類型產品的市場價格(如可能,在相同地區)。如沒有該等市場價格, 貴集團徵收之價格將不低於 貴集團向其他第三方提供同類型服務或產品所徵收之費用。吾等已審閱 貴集團向理文實業及其他獨立第三方發出之發票樣本,並注意到 貴集團向理文實業提供之條款可與向提供予其他獨立第三方之條款作比較。

新蒸氣協議

根據新蒸氣協議, 貴集團將就向理文實業供應蒸氣收取月費130,000港元,月費可於訂約方互相同意下作出調整(經計及蒸氣實際用量之任何轉變)。蒸氣費用之重續上限乃按照 貴集團就向理文實業供應蒸氣之估計每月用煤量加營運成本計算。有關上限乃相當於現行豁免下所載之過往上限。誠如 貴公司所表示, 貴集團產品之生產過程中需要使用蒸氣。除理文實業外, 貴公司無意向其他第三方供應蒸氣,而 貴集團生產之蒸氣亦不大可能出現其他需求。鑑於以上各項及所涉及金額對 貴集團而言並不重大,吾等認為,根據 貴集團所產生之成本向理文實業收取費用乃屬公平合理。

意見

根據上述,吾等認為新製成品協議及新蒸氣協議之基準就 貴公司及獨立股東而言,屬公平及合理。

年度上限

下表總括有關截至二零零六年三月三十一日止三個年度各年之歷史持續關連交易金額,轉錄自本通函內「董事會函件」部份:

	截至三月三十一日止年度		
持續關連交易種類	**二零零四年**	**二零零五年**	**二零零六年**
	港元	*港元*	*港元*
供應製成品	79,767,000	84,229,000	122,018,000
供應蒸氣	1,560,000	1,560,000	1,560,000

下表載列於新製成品協議及新蒸氣協議下,有關截至二零零九年三月三十一日止三個財政年度各年持續關連交易之年度上限(「新上限」):

	截至三月三十一日止年度		
持續關連交易種類	**二零零七年**	**二零零八年**	**二零零九年**
	港元	*港元*	*港元*
供應製成品	166,000,000	184,000,000	195,000,000
供應蒸氣	1,560,000	1,560,000	1,560,000

新製成品協議

吾等注意到新製成品協議下之持續關連交易新上限乃經董事參考以下各項因素後釐定:

(i) 貴集團與理文實業截至二零零六年三月三十一日止三個財政年度之過往交易金額及價值;

(ii) 理文實業之計劃及需要,以及在 貴集團擴大生產規模之情況下, 貴集團就應付理文實業需求之能力;及

(iii) 生產製成品所需原料成本。

吾等曾就上述釐定新製成品協議下新上限的相關因素主要基準與 貴公司管理層進行討論。吾等了解到董事於釐定新上限時,已考慮到(i) 貴集團因額外收購機器以致生產力增加;(ii)理文實業增加向 貴集團採購瓦楞芯紙及牛皮箱板紙之計劃;及(iii)生產製成品所需原料成本增加。

誠如 貴公司日期為二零零六年三月三十日之公佈所述, 貴集團已添置額外造紙機器,預期將令 貴集團之年產量由1,600,000公噸增加至約3,030,000公噸,讓 貴集團有能力生產更多產品以滿足客戶的需求。吾等自董事得悉,於截至二零零五年及二零零六年三月三十一日止兩個年度, 貴集團向理文實業提供之製成品分別平均達27,363及40,506公噸,佔理文實業所需製成品總數量約54%及67%。誠如 貴公司管理層指出,據其與理文實業進行之討論,於截至二零零七年、二零零八年及二零零九年三月三十一日止三個年度,預期理文實業將繼續增加向 貴集團採購製成品,估計理文實業向 貴集團採購製成品之數量將分別達約62,000公噸、

69,000公噸及73,000公噸。此外,吾等從　貴公司所提供資料及公開渠道如主要由中國造紙協會網站所獲得資料中注意到,生產製成品所需原料舊瓦楞紙板及紙箱之成本價格自二零零一年起一直上升,並於過去數年維持平穩。由於預期理文實業將會增加向　貴集團採購瓦楞芯紙及牛皮箱板紙,以及生產製成品所需原料之價格呈穩定跡象,吾等認為增加新上限乃屬合理。鑑於　貴集團徵收之價格將不低於獨立第三方於一般商業條款下徵收同類型產品的價格,就供應製成品增加新上限將讓　貴集團進一步運用其生產設施,同時就有關供應取得相應回報。

新蒸氣協議

吾等已就上述釐定新蒸氣協議新上限考慮的相關因素主要基準與　貴公司管理層進行討論。吾等從董事了解到,新上限已參考截至二零零六年三月三十一日止三個財政年度　貴集團與理文實業的過往交易金額及價值釐定。

吾等注意到,根據新蒸氣協議,　貴集團將會就供應蒸氣按相等於過往交易之價格向理文實業收取費用。誠如　貴公司指出,蒸氣收費乃按預計　貴集團每月向理文實業供應蒸氣的估計用煤量及所涉及之營運成本計算,吾等已審閱　貴公司就　貴集團向理文實業供應蒸氣的估計成本所作之計算,並注意到　貴公司已計入主要相關成本。吾等從董事得悉,倘理文實業業務並無任何重大變動,則預期每月向理文實業供應蒸氣的估計用煤量及所涉及之營運成本將保持穩定。

意見

基於以上多項因素，吾等認為該等因素及基礎以及有關新製成品協議及新蒸氣協議的上限對　貴公司及獨立股東而言屬公平合理。然而，由於新上限與未來發生的事情有關，此外亦根據未必能夠於截至二零零九年三月三十一日止整段期間維持有效的假設釐定，故此吾等未能就持續關連交易之實際交易量與新上限的差距提供意見。

推薦建議

吾等經考慮上述主要因素及理由後認為，該等持續關連交易為一般商業條款及符合　貴公司及其股東整體利益及就　貴公司及股東而言條款及新上限屬公平合理。因此，吾等建議獨立董事委員會向獨立股東建議就有關批准新製成品協議、新蒸氣協議及新上限之決議案在特別股東大會上投贊成票。

此　致

理文造紙有限公司
獨立董事委員會及獨立股東　台照

代表
聯昌國際證券（香港）有限公司
執行副總裁　　*高級副總裁*
劉志華　　**洪琬貽**
謹啟

二零零六年九月十八日

責任聲明

本通函遵照上市規則規定，旨在提供有關本集團的詳細資料。董事願意就本通函所載資料的準確性共同與個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏有關本集團的任何其他事實，致使本通函所載任何陳述產生誤導。

1. 披露權益

董事於本公司及相關法團股本的權益及淡倉

除下文所披露者外，於最後實際可行日期，董事並無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中擁有任何權益或淡倉，而根據證券及期貨條例第XV部第7及8分部的規定，須知會本公司及聯交所（包括根據證券及期貨條例第344及345條被視為擁有的權益及淡倉），或須根據《上市公司董事進行證券交易的標準守則》予以披露或須根據證券及期貨條例第352條規定列入該條所述登記冊。

董事的股份權益

董事姓名	身份	普通股數目	購股權所涉及的普通股數目	佔本公司已發行股本百分比
李運強	由受控制法團持有（*附註*）	718,718,000	–	73.86%
李文俊	由受控制法團持有（*附註*）	718,718,000	–	73.86%
李文斌	由受控制法團持有（*附註*）	718,718,000	–	73.86%
李經緯	實益擁有人	–	600,000	0.06%
陳錫鑫	實益擁有人	450,000	–	0.05%
王啟東	實益擁有人	400,000	–	0.04%
邢詒春	實益擁有人	1,578,000	–	0.16%

附註： 該等股份由Gold Best Holdings Ltd.（「Gold Best」）持有，Gold Best的全部已發行股本由Trustcorp Limited（「Trustcorp」）以The Fortune Star 1992 Trust的信託人身份持有。The Fortune Star 1992 Trust是一項全權信託，其全權受益人包括李運強先生、李文俊先生及李文斌先生（全部均為本公司董事）、彼等的若干家族成員及其他慈善團體。

董事在本公司相關法團的權益

董事姓名	身份	相聯法團名稱	普通股數目	佔相聯法團已發行股本百分比
李運強	由受控制法團持有 *(附註)*	Gold Best	5	100%
李文俊	由受控制法團持有 *(附註)*	Gold Best	5	100%
李文斌	由受控制法團持有 *(附註)*	Gold Best	5	100%

附註： 由於Gold Best擁有本公司50%以上權益，根據證券及期貨條例，Gold Best為本公司的相聯法團。Gold Best的全部已發行股本由Trustcorp以The Fortune Star 1992 Trust的信託人身份持有。The Fortune Star 1992 Trust是一項全權信託，其全權受益人包括李運強先生、李文俊先生及李文斌先生（全部均為本公司董事）、彼等的若干家族成員及其他慈善團體。

2. 主要股東

除下文所披露者外，於最後實際可行日期，據董事所知，並無任何人士於本公司股份或相關股份中擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露的權益或淡倉。

須予知會的股份權益

股東姓名	身份	普通股數目	佔本公司已發行股本百分比
Gold Best	實益擁有人	718,718,000	73.86%
Trustcorp	由受控制法團持有	718,718,000	73.86%
李黃惠娟	由配偶持有(*附註*)	718,718,000	73.86%

附註:根據證券及期貨條例,由於李黃惠娟是李運強(本公司董事)的配偶,故被視為擁有該718,718,000股普通股的權益。

3. 訴訟

本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁,而據董事所知,本集團亦無任何尚未了結或面臨的重大訴訟或仲裁。

4. 服務合約

各董事與本公司已簽訂服務合約,詳情如下:

董事姓名	服務合約生效日期	服務合約年期	年薪 *港元*
李運強	二零零三年九月一日	四年	無
李文俊	二零零三年九月一日	四年	2,016,000
李文斌	二零零四年八月十六日	三年	1,002,000
李經緯	二零零五年八月十二日	三年	600,000
陳錫鑫	二零零三年九月一日	四年	1,066,000
潘宗光	二零零六年二月一日	一年	無
王啟東	二零零六年九月十一日	一年	80,000
邢詒春	二零零六年九月十一日	一年	120,000
羅嘉穗	二零零六年一月一日	一年	無

5. 權益衝突

本公司董事(定義見上市規則)及彼等各自的聯繫人(定義見上市規則)與本集團業務概無亦不會存在任何業務權益衝突。

6. 重大逆轉

自二零零六年三月三十一日(即本集團最近期刊發之經審核財務報表結算日)起，董事認為本集團之財政及經營狀況並無重大逆轉。

7. 專業

(a) 以下為聯昌國際證券(香港)有限公司資歷，其意見及建議刊載於本通函內：

名稱	資歷
聯昌國際證券(香港)有限公司	於證券期貨條例下獲發牌之公司，可以進行第1類(證券買賣)、第4類(證券顧問)及第6類(公司財務顧問)受規管之活動

(b) 於最後實際可行日期，聯昌國際證券(香港)有限公司並無於本集團任何成員公司直接或間接擁有任何股權或可認購或提名他人認購本集團任何成員公司股份之權利(不論可否依法執行)，且並無於本集團任何成員公司自二零零六年三月三十一日(即本集團最近期刊發之經審核財務報表結算日)以來所收購或出售或租貸，或本集團任何成員公司擬收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

(c) 聯昌國際證券(香港)有限公司已發出同意書，同意本通函之刊發及按其所示形式及函義提述其名稱及函件，且迄今並無撤回同意書。

8. 董事於資產／合約內之權益及其他權益

(a) 自二零零六年三月三十一日，即本集團最近期刊發之經審核財務報表結算日，董事並無在(本集團任何成員所收購或出售或租貸或本集團任何成員擬收購或出售或租貨貸)任何資產中，擁有任何直接或間接權益。

(b) 董事並無於本通函刊發當日在本集團任何成員所訂立之任何協議或安排下，擁有重大權益及對本集團重要的相關業務。

9. 其他事項

(a) 張國強先生為本公司公司秘書兼本集團合資格會計師。張先生為特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies，而香港的主要辦事處位於香港觀塘敬業街61-63號利維大廈5字樓。

(c) 本通函中英文版內容如有歧義，概以英文本為準。

10. 可供查閱之文件

下列文件副本將由二零零六年九月十八日起為期14日於周日正常辦公時間(公眾假期除外)內於齊伯禮律師行(地址為香港中環遮打道16－20號歷山大廈20樓)可供查閱：

(a) 本通函；

(b) 本公司公司章程；

(c) 獨立董事委員會函件，內容載於本通函第11頁；

(d) 聯昌國際證券(香港)有限公司函件，內容載於本通函第12頁至17頁；

(e) 根據附錄內「專業」部份聯昌國際證券(香港)有限公司之書面同意；以及

(f) 新商業服務合約。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(於開曼群島註冊成立之有限公司)

(股份編號:2314)

茲通告理文造紙有限公司(「本公司」)謹訂於二零零六年十月六日上午九時三十分假座香港九龍觀塘敬業街61-63號利維大廈5字樓舉行特別股東大會，旨在考慮並酌情通過(有／無修訂)以下列本公司決議案：

普通決議案

「**動議**：

(a) 批准有關二零零六年八月二十五日，理文實業有限公司與東莞理文造紙廠有限公司簽訂有關供應蒸氣之新蒸氣協議下的交易(「新蒸氣協議」)包括，但不限於，新蒸氣協議下交易的上限(詳情載列於本公司二零零六年九月十八日的通函內)；

(b) 批准有關二零零六年八月二十五日，理文實業有限公司與東莞理文造紙廠有限公司簽訂有關供應製成品之新製品協議下的交易(「新製成品協議」)包括，但不限於，新製成品協議下交易的上限(詳情載列於本公司二零零六年九月十八日的通函內)；

(c) 授權本公司董事在認為必須、需要及適當環境下採取一切行動及簽署所有文件，以執行及確認有關新蒸氣協議及新製品協議之任何事情。

承董事會命
理文造紙有限公司*
公司秘書
張國強

香港，二零零六年九月十八日

* *僅供識別*

附註：

1. 有權出席股東特別大會及於會上表決之股東有權委任一名或以上人士(無論是否本公司股東)為其受委代表，出席大會及代其表決。受委代表毋須為本公司股東，惟必須親身出席大會，代表股東。

2. 本代表委任表格必須經由股東或獲股東正式書面授權之受權人簽署或如為公司則須加蓋公司印鑑或經由高級職員或受權人或獲正式授權之其他人士簽署。

3. 倘為股份聯名持有人，而超過一名該等聯名股東出席任何會議，則排名首位者不論親身或由受委代表表決後，其他聯名持有人之表決不予受理，而就此而言，排名先後按股東名冊之排名次序而定。

4. 代表委任表格連同授權書(如有)或其他簽署表格之授權文件或經公證人簽署證明之副本，必須於大會舉行時間48小時前交回本公司之股份過戶登記處香港分處卓佳證券登記有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)，方為有效。

5. 填妥及遞交代表委任表格後，股東仍可按意願出席股東特別大會及於會上表決。屆時，委任受委代表之文據將視作撤回論。

於本通函刊發日期，本公司董事會成員包括五位執行董事(即李運強先生、李文俊先生、李文斌先生、李經緯先生及陳錫鑫先生)；一位非執行董事(即潘宗光教授)及三位獨立非執行董事(即邢詒春先生、王啟東先生及羅嘉穗小姐)。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lee & Man Paper Manufacturing Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licenced securities dealer or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND CONVERTIBLE BONDS AND RE-ELECTION OF DIRECTORS

This circular includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Notice convening the AGM (as defined herein) of Lee & Man Paper Manufacturing Limited to be held on 15 August 2006 at 11:30 a.m. in Salon 1, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong and is set out on pages 14 to 18 of this circular. Whether or not Shareholders are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company's share registrar, Tricor Investor Services Ltd., at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

14 July 2006

* *for identification purposes only*

CONTENT

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	means the annual general meeting of the Company to be convened and held at Salon 1, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong, held on 15 August 2006 at 11:30 a.m.
"Articles "	means the articles of association of the Company adopted pursuant to written resolutions passed on 11 September 2003
"Associates"	bears the same meaning ascribed thereto in the Listing Rules
"CB Repurchase Mandate"	means a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Convertible Bonds on the terms set out in the Notice
"Company"	means Lee & Man Paper Manufacturing Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"Convertible Bonds"	means the zero coupon convertible bonds of an aggregate principal amount of HK$1,000 million due 2011 listed on the Stock Exchange on 16 January 2006 with a stock code of 2533, details of which are set out in the announcement of the Company dated 21 December 2005
"Director(s)"	means directors of the Company or the board of directors of the Company, as the context may require
"Group"	means the Company and its subsidiaries
"HK$"	means Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	means 14 July 2006, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Notice"	means the notice convening the AGM
"Repurchase Mandate"	means a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares on the terms set out in the Notice
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	means share(s) of par value of HK$0.10 each in the capital of the Company
"Share Option Scheme"	means the pre-IPO share option scheme and the share option scheme, both of which schemes were adopted by the Company on 11 September 2003
"Shareholder(s)"	means holders of the Shares
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Subsidiary"	means a subsidiary within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the time being of the Company whether incorporated in Hong Kong or elsewhere and "Subsidiaries" shall be construed accordingly
"Takeovers Code"	means the Hong Kong Code on Takeovers and Mergers
"%"	per cent.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

Executive Directors:
Lee Wan Keung Patrick *(Chairman)*
Lee Man Chun Raymond
Lee Man Bun
Li King Wai Ross
Tan Siak Him Alexander

Non-Executive Director:
Professor Poon Chung Kwong

Independent Non-Executive Directors:
Wong Kai Tung Tony
Heng Kwoo Seng
Law Kar Shui Elizabeth

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West
Indies

Principal Office:
5th Floor, Liven House
61-63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

14 July 2006

To Shareholders of the Company

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND CONVERTIBLE BONDS AND RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM to be held at Salon 1, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 15 August 2006 at 11:30 a.m. which, upon approval, would enable the Company to, among other things:–

(a) repurchase Shares not exceeding 10% of the aggregate nominal value of the Shares in issue as at the date of passing such resolution;

(b) issue new shares equivalent to 20% of the Shares in issue on the date of the passing the relevant resolution;

(c) to add to the new issue mandate in (b) above those Shares repurchased by the Company pursuant to the Repurchase Mandate set out in (a) above;

* *for identification purposes only*

(d) repurchase Convertible Bonds not exceeding 10% of the outstanding principal amount of the Convertible Bonds as at the date of passing such resolution ; and

(e) re-elect certain Directors.

PROPOSED GENERAL MANDATE AND REPURCHASE MANDATE

At the AGM, it will be proposed, by way of ordinary resolution, that the Directors be given a general mandate to (i) repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the ordinary resolution; (ii) allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal value of the issued share capital of the Company on the date of the passing of the ordinary resolution; (iii) to add to the new issue mandate in (ii) above those Shares repurchased by the Company pursuant to the Repurchase Mandate described in (i) above; and (iv) to authorize the Board to exercise the powers of the Company to repurchase Convertible Bonds not exceeding 10% of the outstanding principal amount of the Convertible Bonds as at the date of passing such resolution, at such price as the board of Directors from time to time determines during the period from the date of the AGM up to the next following annual general meeting of the Company.

An explanatory statement containing information relating to the Repurchase Mandate and the CB Repurchase Mandate as required pursuant to the Listing Rules, in particular Rule 10.06(1)(b), is set out on pages 6 to 10 to this circular. This explanatory statement provides you with information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution relating to the Repurchase Mandate and to the CB Repurchase Mandate.

PROPOSED RE-ELECTION OF CERTAIN DIRECTORS

In accordance with Article 86(3) and Article 87(1) of the Articles, each of Mr Lee Man Chun Raymond, Tan Siak Him Alexander and Li King Wai Ross will retire at the AGM and, being eligible, will offer himself for re-election. Information on such directors as required to be disclosed under the Listing Rules is set out in Appendix II to this circular.

THE AGM

The following are the details of the AGM:–

Date: 15 August 2006

Time: 11.30 a.m.

Venue: Salon 1, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong

The Notice is set out on pages 14 and 18 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company's share registrars, Tricor Investor Services Ltd., 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as possible and in any event so as to arrive not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

POLL PROCEDURE

Where a resolution is put to the vote at the AGM, the resolution shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:–

(a) by the chairman of the AGM; or

(b) by at least three Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy for the time being entitled to vote at the AGM; or

(c) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the AGM; or

(d) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and holding Shares conferring a right to vote at the AGM being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy.

RECOMMENDATION

The Directors consider that the proposals referred to in this circular are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully
For and on behalf of
Lee & Man Paper Manufacturing Limited
Lee Wan Keung Patrick
Chairman

This is an explanatory statement given to all Shareholders relating to a resolution to be proposed at the AGM authorizing the Repurchase Mandate and the CB Repurchase Mandate.

This explanatory statement contains all reasonable information required pursuant to Rule 10.06(1)(b) and other relevant provisions of the Listing Rules which are set out as follows:

1. EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued ordinary share capital of the Company comprised 972,058,000 Shares.

As at the Latest Practicable Date, there was an aggregate principal amount of HK$1,000 million of the Convertible Bonds outstanding.

Subject to the passing of Ordinary Resolution No. 3(ii) at the AGM and on the basis that no further Shares are issued or repurchased prior to the AGM nor outstanding options, if any, granted under the Share Option Scheme being exercised, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 97,205,800 Shares.

Subject to the passing of the Ordinary Resolution No. 4 at the AGM and on the basis that none of the outstanding Convertible Bonds are exercised or redeemed, the Company would be allowed under the CB Repurchase Mandate to repurchase a maximum principal amount of HK$100 million of Convertible Bonds.

The expiry of the Repurchase Mandate and the CB Repurchase Mandate will be the earlier of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(c) the revocation or variation of the resolution (if passed) proposed at the AGM in relation to the Repurchase Mandate and the CB Repurchase Mandate by an ordinary resolution of the shareholders of the Company in a general meeting.

As at the Latest Practicable Date, none of the Convertible Bonds were converted or redeemed.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to

enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and Shareholders as a whole. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and Shareholders as a whole.

Although the Company has the option under the terms of the Convertible Bonds to redeem them, there are timing restrictions and set premium which the Company is required to pay to redeem the Convertible Bonds. The proposed mandate to authorize the Board to exercise the powers of the Company to repurchase the Convertible Bonds from the market and will allow the Company to reduce the potentially dilutive effects on shareholding upon conversion and (depending on the price at which the Convertible Bonds are acquired) may allow the Company to profit from repurchases. Accordingly, the board of Directors considers that the proposed mandate to authorize the board of Directors to exercise the powers of the Company to repurchase the Convertible Bonds is in the best interests of the Company and Shareholders as a whole.

3. FUNDING OF REPURCHASES

Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with the Company's memorandum of association and Articles and the applicable laws of the Cayman Islands. A listed company may not repurchase its own shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

It is presently proposed that any repurchase of Shares or the Convertible Bonds would be made out of capital paid up on the repurchased Shares, profits of the Company or out of the proceeds of a fresh issue of Shares made for the purpose and, in the case of any premium payable on such repurchase, from profits of the Company or from the Company's share premium account. The repurchase of Shares or the Convertible Bonds made out of capital will be conditional upon the fact that immediately following the date on which payment out of capital is proposed to be made, the Company shall be able to pay its debts as they fall due in the ordinary course of business.

4. STATUS OF REPURCHASED SHARES AND THE REPURCHASED CONVERTIBLE BONDS

The Listing Rules provide that the listing of all repurchased Shares is automatically cancelled and that the certificates for those shares must be cancelled and destroyed. Under the law of the Cayman Islands, a company's repurchased shares shall be treated as cancelled and its issued share capital (but not the authorized share capital) will be reduced accordingly. The repurchased Convertible Bonds will also be automatically cancelled and the certificates shall also be cancelled and destroyed.

5. EFFECT OF EXERCISE OF THE REPURCHASE MANDATE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements contained in the annual report for the financial year ended 31 March 2006) in the event that the Repurchase Mandate and/or the Convertible Bonds Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

6. DISCLOSURE OF INTERESTS

None of the Directors and, to the best of their knowledge, having made all reasonable enquiries, none of their respective associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that they have a present intention to sell Shares to the Company if the Repurchase Mandate is exercised and neither have any of the connected persons undertaken not to sell his Shares to the Company in the event the Repurchase Mandate is exercised.

As far as the Company is aware, no connected person (as defined in the Listing Rules) and none of the Directors and their respective associates holds any Convertible Bonds.

Accordingly, none of the Directors and, to the best of their knowledge, having made all reasonable enquiries, none of their respective associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Convertible Bonds (if any) to the Company.

Similarly, no connected person (as defined in the Listing Rules) has notified the Company that they have a present intention to sell any Convertible Bonds (if any) to the Company if the CB Repurchase Mandate is exercised and neither have any of the connected persons undertaken not to sell any Convertible Bonds (if any) to the Company in the event the Repurchase Mandate is exercised.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate and the CB Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

8. TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeover Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the Shareholder's interests, may obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 and 32 of the Takeovers Code. The Directors are not aware of any consequences which could arise under the Takeovers Code as a consequence of any repurchases pursuant to the Repurchase Mandate.

As at the Latest Practicable Date, Gold Best Holdings Ltd, which is a controlling shareholder of the Company, held approximately 718,718,000 Shares, representing approximately 73.94% of the Shares issued by the Company. If the Repurchase Mandate is exercised in full, assuming that there are no further changes in the ownership structure of the Company and none of the Convertible Bonds are exercised, Gold Best Holdings Ltd. will be interested in approximately 82.15% of the Shares of the Company which will result in the Company not having sufficient public float. However, as at the Latest Practicable Date, the Company does not have any intention to exercise the Repurchase Mandate to the extent which would result in the Company not having sufficient public float. As at the Latest Practicable Date, the Directors are not aware of any consequences for Gold Best Holdings Ltd under the Takeover Code as a result, solely, of the Directors exercising the Repurchase Mandate in full.

9. SHARE OR CONVERTIBLE BONDS PURCHASE MADE BY THE COMPANY

No repurchases of securities or Convertible Bonds have been made by the Company in the previous six months, whether on the Stock Exchange or otherwise.

10. SHARE OR CONVERTIBLE BOND PRICES

The highest and lowest prices of the Shares as quoted by the Stock Exchange in each of the previous twelve months before the Latest Practicable Date were as follows:-

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2005		
July	7.20	6.60
August	7.25	6.70
September	7.35	6.90
October	8.00	7.05
November	8.65	7.30
December	8.80	8.05
2006		
January	9.30	7.80
February	11.10	8.75
March	11.05	9.80
April	12.10	10.45
May	13.75	11.45
June	12.50	10.40

There has been no trading in the Convertible Bonds since they were listed on the Stock Exchange since 16 January 2006.

Pursuant to the Articles, the details of the Directors who are required to retire at the AGM according to the Articles and who, being eligible, offer themselves for re-election at the AGM are as follows:

(1) Mr Lee Man Chun Raymond BBS – Executive Director

Mr Lee Man Chun Raymond BBS, aged 35, Chief Executive Officer as well as founder of the Company, is primarily in charge of corporate planning, investment projects and acquisition of heavy production machines. Mr Lee has over ten years of operational experience in paper manufacturing and is experienced in professional formula of paper making and product development. He holds a bachelor's degree in applied science from the University of British Columbia. Mr Lee is also involved in a number of public engagements including being a standing member of the Political Consultative Committee of Hainan, the Vice-chairman of Rehabilitation Advisory Committee, the member of Yan Chai Hospital Advisory Board, the Honorary President of the Kowloon region of the Scout Association of Hong Kong and the President of the Hong Kong Road Safety Association. Mr Lee has also been awarded honorary citizenship of Dongguan and reputational citizenship of Changshu. In November 2002, Mr Lee was awarded the "Young Industrialist Award of HongKong 2002" by the Federation of the Hong Kong Industries. In addition, in November 2003, Mr Lee was also awarded the "2003 Hong Kong Ten Outstanding Young Persons Selection Awardee" by Hong Kong Junior Chamber. In 2005, Mr Lee received the "Bronze Bauhinia Star" (BBS) from the Government of the Hong Kong Special Administrative Region. Mr Lee is the eldest son of Mr Lee Wan Keung Patrick, Chairman of the Company. He is also related to Mr Lee Man Bun and Mr Li King Wai Ross, both of whom are Directors and the son and son-in-law respectively of Mr Lee Wan Keung Patrick.

Mr Lee entered into a service contract with the Company on 11 September 2003 for a term of 4 years from 1 September 2003 and such contract shall continue thereafter unless and until terminated by either the Company or Mr Lee giving to the other not less than 3 months' notice in writing to terminate the service contract. Pursuant to the service agreement with Mr Lee, he is entitled to receive an annual remuneration of HK$2,016,000 and a discretionary bonus to be decided by the majority of the Directors provided that the total amount of bonus payable to all the Directors in respect of any one financial year shall not exceed 10% of the consolidated profit after taxation of the Group for the relevant year. The Company's policy on remuneration for executive directors is based on that director's experience, responsibility, workload and the time devoted to the Group.

As at the Latest Practicable Date, Gold Best Holdings Ltd., the controlling shareholder of the company was wholly-owned by Trustcorp Limited as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which includes Mr Lee. As at the Latest Practicable Date, Gold Best Holdings Ltd. held 718,718,000 Shares, representing approximately 73.94% of the Shares then in issue. In accordance with the meaning of Part XV of the SFO, as at the Latest Practicable Date, and save as disclosed herein, Mr Lee was not interested or deemed to be interested in the Shares or underlying Shares.

(2) **Mr Tan Siak Him Alexander** – Executive Director

Mr Tan Siak Him Alexander, aged 48, is stationed overseas responsible for the procurement of OCC businesses. Mr Tan Joined the Group in October 2000. He has over 28 years of experience in the management of both multinational and local manufacturing companies in China.

Mr Tan entered into a service contract with the Company on 11 September 2003 for a term of 4 years from 1 September 2003 and such contract shall continue thereafter unless and until terminated by either the Company or Mr Tan giving to the other not less than 3 months' notice in writing to terminate the service contract. Pursuant to the service agreement with Mr Tan, he is entitled to receive an annual remuneration of HK$1,066,000 and a discretionary bonus to be decided by the majority of the Directors provided that the total amount of bonus payable to all the Directors in respect of any one financial year shall not exceed 10% of the consolidated profit after taxation of the Group for the relevant year. The Company's policy on remuneration for executive directors is based on that director's experience, responsibility, workload and the time devoted to the Group. Mr Tan is not related to any other Directors.

In accordance with the meaning of Part XV of the SFO, as at the Latest Practicable Date, Mr Tan was interested or deemed to be interested in 1,566,000 Shares or underlying Shares.

(3) **Mr Li King Wai Ross** – Executive Director

Mr Li King Wai Ross, aged 31, is the executive manager of Huangyong factory responsible for the daily factory management of Huangyong factory, purchasing of OCC as well as maintaining relationship of various government departments in Dongguan. Mr Li holds a Masters Degree in Science (Electrical Engineering) from Stanford University in U.S.A. and a bachelor's degree of Applied Science (Computer Engineering) from University of British Columbia in Canada. Mr Li has over 7 years of experience in production management and in technological research & development. Prior to joining the group, Mr Li was involved in the management of computer graphics design at Sun Microsystems, Silicon Valley, U.S.A. He joined the Group in December 2002.

Mr Li entered into a service contract with the Company on 12 August 2005 for 3 years unless and until terminated by either the Company or Mr Li giving to the other not less than 3 months' notice in writing to terminate the service contract. Pursuant to the service agreement with Mr Li, he is entitled to receive an annual remuneration of HK$600,000 and a discretionary bonus to be decided by the majority of the Directors provided that the total amount of bonus payable to all the Directors in respect of any one financial year shall not exceed 10% of the consolidated profit after taxation of the Group for the relevant year. The Company's policy on remuneration for executive directors is based on that director's experience, responsibility, workload and the time devoted to the Group.

Mr Li is the husband of a daughter to the Chairman of the Company, Mr Lee Wan Keung Patrick ("Mr Patrick Lee"). As Mr Lee Man Chun Raymond and Mr Lee Man Bun (both of whom are executive directors) are the sons of Mr Patrick Lee, they are also relatives of Mr Li.

In accordance with the meaning of Part XV of the SFO, as at the Latest Practicable Date, Mr Li was interested or deemed to be interested in 600,000 Shares or underlying Shares.

Save as disclosed above, each of Mr Lee Man Chun Raymond, Mr Tan Siak Him Alexander and Mr Li King Wai Ross and the Company are not aware of any information which needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any other matters regarding the appointment which need to be brought to the attention of the Shareholders.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting ("AGM") of Lee & Man Paper Manufacturing Limited (the "Company") will be held at Salon 1, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 15 August 2006 at 11.30 a.m. for the following purposes:–

As ordinary business, to consider and if thought fit, pass the following resolutions:–

ORDINARY RESOLUTIONS

1. to receive, consider and adopt the audited financial statements and the reports of the directors and of the auditors of the Company for the year ended 31 March 2006;

2. (i) to declare a final dividend for the year ended 31 March 2006;

   (ii) to re-elect Mr Lee Man Chun Raymond as an executive director of the Company;

   (iii) to re-elect Mr Tan Siak Him Alexander as an executive director of the Company;

   (iv) to re-elect Mr Li King Wai Ross as an executive director of the Company;

   (v) to authorize the board of directors of the Company to fix the remuneration of all directors of the Company who are newly elected or re-elected at the AGM provided that the total amount (excluding bonuses in favour of executive directors) shall not exceed the amount of HK$6,000,000 for the year ending 31 March 2007. The bonuses in favour of the executive directors shall be decided by the majority of the board of directors of the Company provided that the total amount of bonus payable to all the directors in respect of any one financial year shall not exceed 10% of the consolidated profit after taxation of the Group for the relevant year;

   (vi) to re-appoint auditors for the ensuing year and authorize the board of directors to fix their remuneration; and

* *for identification purpose only*

As special business, to consider and, if thought fit, pass the following resolutions:–

ORDINARY RESOLUTIONS

3. (i) "THAT:–

(a) subject to paragraph (c), the exercise by the board of directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company adopted on 11 September 2003, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(III) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in a general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the board of directors of the Company to shareholders of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the board of directors of the Company may deem necessary or expedient in

relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

(ii) "**THAT**:–

(a) the exercise by the board of directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required to be held by any other applicable law of the Cayman Islands or the articles of association of the Company; and

(III) the revocation or variation of this resolution of the Shareholders in a general meeting."

(iii) "**THAT** conditional upon resolution number 3(ii) above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the board of directors of the Company as mentioned in resolution number 3(ii) above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the board of directors of the Company pursuant to resolution number 3(i) above."

4. "**THAT**:–

(i) the exercise by the board of directors of the Company during the Relevant Period of all powers of the Company to purchase the zero coupon convertible bonds due 2011 (issued in an aggregate principal amount of HK$1,000 million by the Company on 16 January 2006), subject to and in accordance with all applicable laws and the requirements of the Rules governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(ii) the aggregate principal amount of the convertible bonds of the Company to be purchased by the Company pursuant to the approval in paragraph (i) during the Relevant Period shall not exceed 10% of the aggregate outstanding principal amount of the convertible bonds of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (i) of this resolution shall be limited accordingly; and

(iii) for the purpose of this resolution,

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required to be held by any other applicable law of the Cayman Islands or the articles of association of the Company; and

(c) the revocation or variation of this resolution of the Shareholders in a general meeting."

By Order of the Board
Mr. Cheung Kwok Keung
Company Secretary

Hong Kong, 14 July 2006

Principal Office:
5th Floor Liven House
61-63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

Notes:

1. Any member entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3. The form of proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority must be deposited at the Company's Hong Kong branch share registrar, Tricor Investor Services Ltd, 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the AGM, and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the AGM (or any adjourned meeting thereof) should they so wish.

4. In accordance with the Company's articles of association, the following categories of members may demand that the vote in respect of any resolution to be put to the general meeting should be taken on a poll:–

   (a) at least three members present in person (or in the case of a member being a corporation by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

   (b) any member or members present in person (or in the case of a member being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

   (c) any member or members present in person (or in the case of a Member being a corporation by its duly authorized representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

   (d) the chairman of such meeting.

A poll may be so demanded before or on the declaration of the result of the show of hands.

此乃要件 請即處理

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表明概不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的理文造紙有限公司股份全部**出售或轉讓**，應立即將本通函及隨附的代表委任表格送交買主或承讓人或經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(於開曼群島註冊成立之有限公司)

(股份代號：2314)

股東週年大會通告
有關發行及購回股份及可換股債券的
一般授權及重選董事

本通函乃遵照香港聯合交易所有限公司證券上市規則而刊載，旨在提供有關本公司的資料。各董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

理文造紙有限公司謹訂於二零零六年八月十五日上午十一時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳I舉行股東週年大會（定義見本通函），大會召開通告載於本通函第14至第18頁。無論股東能否出席股東週年大會，務請盡快按照隨附的代表委任表格上所印列的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處卓佳證券登記有限公司（地址為香港皇后大道東28號金鐘匯中心26樓）及無論如何必須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會（或其任何續會），並於會上投票。

二零零六年七月十四日

* *僅供識別*

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年八月十五日上午十一時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳I召開及舉行的股東週年大會
「公司細則」	指	本公司根據二零零三年九月十一日通過的書面決議案採納的組織章程細則
「聯繫人士」	指	上市規則賦予該詞的涵義
「可換股債券購回授權」	指	建議授予董事的一般授權，以行使本公司按通告所載條款購回可換股債券的權力
「本公司」	指	理文造紙有限公司，於開曼群島註冊成立的有限公司，其股份在聯交所上市
「可換股債券」	指	總本金金額10億港元於二零一一年到期之零息可換股債券，於二零零六年一月十六日在聯交所上市，股份編號為2533，詳情已載於本公司於二零零五年十二月二十一日的公告
「董事」	指	本公司董事或本公司董事會（視文義而定）
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，中國香港特別行政區的法定貨幣
「最後實際可行日期」	指	二零零六年七月十四日，即本通函付印前的最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「通告」	指	召開股東週年大會的通告
「購回授權」	指	建議按通告所載條款授予董事，有關行使本公司權力購回股份的一般授權
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元的股份
「購股權計劃」	指	本公司於二零零三年九月十一日採納的公開招股前購股權計劃及購股權計劃
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	當時為本公司附屬公司的公司(定義見香港法例第32章公司條例)，不論是在香港或其他地方註冊成立
「收購守則」	指	香港公司收購及合併守則
「%」	指	百分比

理文造紙有限公司*
Lee & Man Paper Manufacturing Limited
(於開曼群島註冊成立之有限公司)
(股份代號：2314)

執行董事：
李運強 *(主席)*
李文俊
李文斌
李經緯
陳錫鑫

非執行董事：
潘宗光教授

獨立非執行董事：
王啟東
邢詒春
羅嘉穗

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
British West
Indies

總辦事處：
香港九龍觀塘
敬業街61-63號
利維大廈5字樓

敬啟者：

股東週年大會通告
有關發行及購回股份及可換股債券的
一般授權及重選董事

緒言

本通函旨在向　閣下提供將於二零零六年八月十五日上午十一時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳I舉行的股東週年大會上提呈的決議案的資料。如有關決議案獲批准，則本公司將可（其中包括）：－

(a) 購回不超逾有關決議案獲通過當日的已發行股份面值總額10%的股份；

(b) 發行相等於有關決議案獲通過當日已發行股份20%的新股份；

(c) 就以上(b)段，本公司根據上文(a)段所述購回授權所購回股份而增設新的發行授權；

* *僅供識別*

(d) 購回金額不超逾有關決議案獲通過當日可換股債券未償還本金金額10%；

(e) 重選若干董事。

建議一般授權及購回授權

於股東週年大會上，本公司將會透過普通決議案形式，建議授予董事一般授權，以(i)購回股份，惟其面值總額不得超逾有關普通決議案獲通過當日本公司已發行股本面值總額10%；(ii)配發、發行及以其他方式處置不超逾有關普通決議案獲通過當日本公司已發行股本面值總額20%及本公司已購回股份面值；(iii)就以上第(ii)項由本公司根據第(i)項所述購回授權所購回股份而增設新的發行授權；及(iv)授權董事會行使本公司權力，按董事會不時釐定的有關價格，於股東週年大會日期起至本公司下一屆股東週年大會止期間購回可換股債券，金額不超逾通過該決議案當日可換股債券未償還本金金額10%。

根據上市規則（特別是第10.06(1)(b)條）規定而提供，載列購回授權及可換股債券購回授權資料的說明函件載於本通函第6至第10頁。此說明函件向　閣下提供合理所需資料，以便　閣下就投票贊成或反對有關購回及可換股債券購回授權的決議案作出知情決定。

建議重選董事

根據公司細則第86(3)條及第87(1)條的規定，李文俊先生、陳錫鑫先生及李經緯先生將於股東週年大會上退任，惟彼等合符資格並願意膺選連任。上市規則規定須予披露有關上述董事的資料載於本通函附錄二。

股東週年大會

股東週年大會詳情如下：－

日期：　二零零六年八月十五日

時間：　上午十一時三十分

地點：　香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳I

通告載於本通函第14至第18頁。隨附股東週年大會適用的代表委任表格。無論　閣下會否出席股東週年大會，務請　閣下儘快按照隨附的代表委任表格上所印列的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處卓佳證券登記有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)及無論如何必須於股東週年大會指定舉行時間48小時前交回。在交回代表委任表格後，　閣下仍可親身出席股東週年大會(或其任何續會)，並於會上投票。

投票表決

任何在股東週年大會上提呈投票表決的決議案均須以舉手方式表決，除非(在宣佈舉手投票結果之前或當時，或在任何其他有關投票表決的要求獲撤銷時)以下人士要求以投票方式表決：

(a) 股東週年大會主席；或

(b) 最少三名當時有權在股東週年大會上投票的股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席大會)；或

(c) 佔全體有權在股東週年大會上投票的股東的投票權總額不少於十分之一的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席大會)；或

(d) 持有獲賦予股東週年大會投票權的股份的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席大會)，而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一。

在投票表決時，股東可親身或委派代表投票。

推薦意見

董事認為，本通函所載的各項建議均符合本公司及各股東的整體最佳利益，故建議全體股東投票贊成將於股東週年大會上提呈的所有決議案。

此致

列位本公司股東　台照

代表董事會
理文造紙有限公司
主席
李運強
謹啟

二零零六年七月十四日

本附錄是就將於股東週年大會上提呈有關批准購回授權的決議案而致予全體股東的說明函件。

本說明函件載有上市規則第10.06(1)(b)條規定必須提供的一切合理資料，現概述如下：

1. 行使購回授權

於最後實際可行日期，本公司的已發行普通股股本包括972,058,000股股份。

於最後實際可行日期，總本金金額10億港元的可換股債券為尚未行使。

待第3(ii)項普通決議案在股東週年大會上獲通過後，並假設本公司在股東週年大會舉行前再無發行或購回任何股份，亦無任何根據購股權計劃授出惟尚未行使的購股權（如有）獲行使，則本公司可根據購回授權購回最多達97,205,800股股份。

待第(4)項普通決議案在股東週年大會上獲通過後，並假設並無尚未行使可換股債券獲行使或贖回，則本公司可根據可換股債券購回授權購回金額最高達1億港元的可換股債券。

購回授權及可換股債券購回授權將於下列較早的日期屆滿：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司的公司細則或任何適用法律規定本公司須舉行下屆股東週年大會的期限屆滿之日；及

(c) 本公司股東於股東大會以普通決議案撤銷或修訂就有關購回授權及可換股債券購回授權於股東週年大會提呈的決議案（如通過）之日。

於最後實際可行日期，概無可換股債券獲兌換或贖回。

2. 進行購回的原因

董事相信，董事會獲股東授予一般授權，使本公司得以在市場上購回股份，符合本公司及各股東的整體最佳利益。購回股份事項僅會在董事認為其整體上有利

於本公司及各股東的情況下進行。購回股份事項或可提高本公司及其資產的淨值及／或每股盈利，惟視乎當時的市場情況及資金安排而定，且僅會在董事認為其整體上有利於本公司及各股東的情況下進行。

儘管本公司可選擇按可換股債券的條款贖回可換股債券，惟因存在著時間限制及本公司須就贖回可換股債券繳付預先固定之溢價。授權董事會行使本公司權力以從市場上購回可換股債券的建議授權，將致使本公司減低換股後潛在的持股量攤薄效應，（視乎可換股債券獲收購的價格）並可能讓本公司自購回中獲利。因此，董事會認為，授權董事會行使本公司權力以購回可換股債券的建議授權乃符合本公司及股東的整體利益。

3.　購回的資金

在購回股份時，本公司僅可利用根據本公司組織章程大綱、公司細則及開曼群島適用法律規定可合法作此用途的資金。上市公司不得以現金以外的代價或聯交所不時有效的交易規則所規定以外的結算方式在聯交所購回本身的股份。

現建議公司可利用購回股份或可換股債券的已繳股本、本公司的盈利，或為此目的而發行新股份所得的款項購回股份，而購回股份所須支付的溢價則可從本公司的盈利或本公司的股份溢價賬撥付。利用股本購回股份或可換股債券的條件為，緊隨建議以股本付款之日後，本公司須有能力支付其日常業務過程中到期應付的債項。

4.　購回股份及購回可換股債券的地位

上市規則規定，所有購回股份的上市地位將自動取消，而有關股票亦須註銷及毀滅。根據開曼群島法律，公司已購回的股份將被視作已註銷論，而其已發行股本（而非法定股本）亦將因而減少。被購回之可換股債券會自動取消及証書亦會取消及銷毀。

5. 行使購回授權的影響

全面行使購回授權及或回購可換購債券或會對本公司的營運資金或資產負債情況構成重大不利影響(相對於本公司截至二零零六年三月三十一日之財政年度的年報內所載的經審核財務報表所披露者)。然而,倘董事認為行使購回授權及／或回購可換股債券授權將會對本公司宜不時具備的營運資金或資本負債水平構成重大不利影響,則董事不擬行使購回授權。

6. 權益披露

各董事及(就彼等在作出一切合理查詢後所知)彼等各自的聯繫人士,現時均無意於購回授權獲行使後出售任何股份予本公司。

各關連人士(定義見上市規則)並無知會本公司,彼等目前有意在購回授權獲行使後出售股份予本公司,亦無承諾不會作出此舉。

就本公司至今所知悉,概無關連人士(定義見上市規則),亦無董事及彼等各自的聯繫人士持有任何可換股債券。

因此,概無董事以及(經各董事進行合理查詢後,就彼等所深知)彼等各自的聯繫人士目前有意在購回授權獲行使後,向本公司出售任何可換股債券(如有)。

同樣地,概無關連人士(定義見上市規則)通知本公司,表示彼等目前有意在可換股債券購回授權獲行使後,向本公司出售任何可換股債券(如有),亦無任何關連人士承諾倘購回授權獲行使後,不會向本公司出售任何可換股債券(如有)。

7. 董事承諾

董事已向聯交所承諾,在適用的情況下,彼等將按照上市規則及開曼群島適用法律的規定,行使購回授權及購回可換股債券授權。

8. 收購守則的後果

倘購回股份會導致某位股東在本公司的投票權所佔權益比例增加，則根據收購守則，該項增幅將被視為收購事項處理。因此，任何一名股東或一群行動一致的股東將可獲得或鞏固其於本公司的控制權（取決於股東權益的增幅）時，須根據收購守則第26條及第32條提出強制收購建議。據董事所知，根據購回授權購回股份是不會產生收購守則所指的後果。

於最後實際可行日期，本公司的控股股東Gold Best Holdings Ltd持有718,718,000股股份，佔本公司已發行股份約73.94%。倘購回授權獲全面行使，假設本公司的擁有權架構概無進一步變動且並無可換股債券獲行使，則Gold Best Holdings Ltd.將擁有本公司股份約82.15%權益，此舉將令本公司的公眾持股量不足。然而，於最後實際可行日期，本公司無意行使購回授權至導致本公司公眾持股量不足的程度。於最後實際可行日期，據董事所知，董事全面行使購回授權不會令Gold Best Holdings Ltd產生收購守則所指的後果。

9. 本公司購回股份或可換股債券

於過去六個月，本公司並無在聯交所或透過其他途徑，購回任何證券。

10. 股份或可換股債券價格

於最後實際可行日期前十二個月，股份在聯交所錄得的每月最高及最低股價如下：

	股份	
	最高價	**最低價**
	港元	*港元*
二零零五年		
七月	7.20	6.60
八月	7.25	6.70
九月	7.35	6.90
十月	8.00	7.05
十一月	8.65	7.30
十二月	8.80	8.05
二零零六年		
一月	9.30	7.80
二月	11.10	8.75
三月	11.05	9.80
四月	12.10	10.45
五月	13.75	11.45
六月	12.50	10.40

自二零零六年一月十六日於聯交所上市後，可換股債券並無任何交易。

根據公司細則的規定須於股東週年大會上退任惟合符資格並願意膺選連任的董事的資料如下:

(1) **李文俊先生－執行董事**

李文俊先生 銅紫荊星章,35歲,本集團行政總裁,亦為本公司創辦人,負責本集團整體策劃、投資項目及重型機器購置。李先生在造紙業擁有逾十年營運經驗,對造紙業的專業程式及產品開發擁有豐富經驗。李先生持有加拿大英屬哥倫比亞大學應用科學學士學位。彼亦擔任海南省政協之常務委員、康復咨詢委員會副主席、仁濟醫院顧問局委員、香港童軍九龍地域名譽會長、香港交通安全委員會會長等公職,並獲頒授東莞市及常熟市榮譽市民。彼於二零零二年十一月獲香港工業總會頒發「二零零二香港青年工業家獎」,並於二零零三年度十一月獲香港青年商會頒發「二零零三年香港十大傑出青年」獎。於二零零五年李先生獲香港特別行政區政府頒發銅紫荊星章。李文俊先生為本集團主席李運強先生之長子。彼與李文斌先生及李經緯先生(彼等均為董事,分別是李運強先生的兒子及女婿)亦有關連。

李先生於二零零三年九月十一日與本公司訂立服務合約,年期由二零零三年九月一日起計,為期4年;此後一直存續,直至本公司或李先生向對方發出不少於三個月的書面通知終止有關服務合約為止。根據本公司與李先生訂立的服務合約,李先生每年的酬金為2,016,000港元,並可享有酌情花紅,而酌情花紅的金額將由董事以大比數投票方式決定,惟於任何一個財政年度支付予所有董事的花紅總額不得超逾本集團於有關年度的除稅後綜合盈利10%。本公司執行董事的薪酬政策按有關董事的經驗、責任、工作量及奉獻給本集團的時間而定。

於最後實際可行日期,本公司的控股股東Gold Best Holdings Ltd.由Trustcorp Limited作為The Fortune Star 1992 Trust的受託人全資擁有。The Fortune Star 1992 Trust為一項全權信託,全權受益人包括李先生。於最後實際可行日期,Gold Best Holdings Ltd.持有718,718,000股股份,佔當時已發行股份約73.94%。於最後實際可行日期及除本文所披露者外,李先生並無擁有或被視作擁有證券及期貨條例第十五部所指的股份或相關股份權益。

(2)　**陳錫鑫先生**－執行董事

陳錫鑫先生，48歲，駐外國，負責本集團的廢紙採購業務。陳先生於二零零零年十月加入本集團，擁有逾二十八年管理跨國和中國本地製造業公司經驗。

陳先生於二零零三年九月十一日與本公司訂立服務合約，年期由二零零三年九月一日起計，為期4年；此後一直存續，直至本公司或陳先生向對方發出不少於三個月的書面通知終止有關服務合約為止。根據本公司與陳先生訂立的服務合約，陳先生每年的酬金為1,066,000港元，並可享有酌情花紅，而酌情花紅的金額將由董事以大比數投票方式決定，惟於任何一個財政年度支付予所有董事的花紅總額不得超逾本集團於有關年度的除稅後綜合盈利10%。本公司執行董事的薪酬政策按有關董事的經驗、責任、工作量及奉獻給本集團的時間而定。陳先生與其他董事並無關連。

於最後實際可行日期及除本文所披露者外，陳先生擁有或被視作擁有證券及期貨條例第十五部所指的1,566,000股份或相關股份權益。

(3)　**李經緯先生**－執行董事

李經緯先生，31歲，瀇涌工廠之行政經理，負責瀇涌工廠日常廠務管理、廢紙採購及維繫與東莞市各政府部門的關係。彼持有美國史丹福大學科學（電子工程）碩士學位及加拿大英屬哥倫比亞大學應用科學（電腦工程）學士學位，擁有逾七年生產管理及技術研究開發經驗。加入本集團前，彼曾於美國矽谷Sun Microsystems公司參與電腦圖像設計管理工作。彼於二零零二年十二月加入本集團。

李先生擬與本公司訂立一項服務合約，合約為期3年，除非本公司或李先生向對方發出不少於3個月的書面通知終止有關服務合約為止。根據本公司擬與李先生訂立的服務合約，李先生每年的酬金為600,000港元，並可享有由董事以大比數投票方式決定的酌情花紅，惟於任何一個財政年度支付予所有董事的花紅總額不得超逾本集團於有關年度的除稅後綜合盈利10%。本公司執行董事的薪酬政策按有關董事的經驗、責任、工作量及奉獻給本集團的時間而定。

李先生為本公司主席李運強先生(「李運強先生」)之女婿,本公司的兩位執行董事李文俊先生及李文斌先生乃李運強先生之兒子,所以亦為李先生的親屬。

於最後實際可行日期,李先生擁有或被視作擁有證券及期貨條例第十五部所指的600,000股份或相關股份權益。

除上文披露者外,就李文俊先生、陳錫鑫先生及李經緯先生與本公司各自所知悉,概無任何資料須根據上市規則第13.51(2)(h)至(v)條予以披露,亦無任何其他有關委任的事宜須知會股東。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(於開曼群島註冊成立之有限公司)

(股份代號:2314)

茲通告理文造紙有限公司(「本公司」)謹訂於二零零六年八月十五日上午十一時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳I舉行股東週年大會(「股東週年大會」),以處理下列事項:—

作為一般事項,考慮並酌情通過下列決議案:—

普通決議案

1. 省覽及採納本公司截至二零零六年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. (i) 宣派截至二零零六年三月三十一日止年度末期股息;

   (ii) 重選李文俊先生為本公司執行董事;

   (iii) 重選陳錫鑫先生為本公司執行董事;

   (iv) 重選李經緯先生為本公司執行董事;

   (v) 授權本公司董事會釐定本公司所有在股東週年大會上新當選或再度當選之董事之酬金,惟於截至二零零六年三月三十一日止年度的酬金總額(不包括執行董事的花紅)不得超逾6,000,000港元。執行董事的花紅將由本公司董事會以大比數投票方式決定,惟於任何一個財政年度支付予所有董事的花紅總額不得超逾本集團於有關年度的除稅後綜合盈利10%;及

   (vi) 重新委任來年的核數師,並授權董事會釐定其酬金。

* *僅供識別*

作為特別事項，考慮並酌情通過下列決議案：－

普通決議案

3. (i) 「**動議**：－

(a) 在第(c)段的規限下，一般及無條件批准本公司董事會於有關期間內行使本公司所有權力，以配發、發行及處置本公司股本中的額外股份，以及作出或授出或須行使該等權力的售股建議、協議及購股權；

(b) 第(a)段的批准授權本公司董事會於有關期間內作出或授出或須於有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 本公司董事會根據第(a)段的批准所配發或有條件或無條件同意配發（不論是根據購股權或其他原因配發）的股本面值總額（不包括配售新股或因本公司於二零零三年九月十一日採納的購股權計劃下的認購權獲行使而發行者），不得超逾本決議案獲通過當日本公司已發行股本面值總額的20%，上述批准亦須受此限制；及

(d) 就本決議案而言：－

「有關期間」指本決議案獲通過當日起至下列三者中較早的日期止的期間：－

(I) 本公司下屆股東週年大會結束時；

(II) 本公司的公司細則或任何適用法律規定本公司須舉行下屆股東週年大會的期限屆滿之日；及

(III) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案之日。

「配售新股」指本公司董事會於指定期間向於指定記錄日期名列股東名冊的本公司股東按彼等當時的持股量提呈發售股份（惟本公司董事會

有權就零碎配額或就香港以外任何地區的法例或任何認可監管機構或任何證券交易所的規定的任何限制或責任，作出彼等認為必須或適宜的豁免或其他安排）。」

(ii) 「**動議**：－

(a) 一般及無條件批准本公司董事會於有關期間內行使本公司所有權力，根據及按照所有適用法律及聯交所證券上市規則的規定，購回本身的股份；

(b) 本公司根據第(a)段的批准於有關期間內購回的本公司股份面值總額，不得超逾本決議案獲通過當日本公司已發行股本面值總額的10%，而本決議案第(a)段的批准亦須受此限制；及

(c) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列三者中較早的日期止的期間：

(I) 本公司下屆股東週年大會結束時；

(II) 任何開曼群島適用法律或本公司的公司細則規定本公司須舉行下屆股東週年大會的期限屆滿之日；及

(III) 股東於股東大會上撤銷或修訂本決議案之日。」

(iii) 「**動議**待上文第3(ii)項決議案獲通過後，把本公司根據上文第3(ii)項決議案授予本公司董事會的授權所購回的本公司股本中的股份面值總額，加入本公司董事會根據上文第3(i)項決議案可能配發或有條件或無條件同意配發的股本面值總額內。」

4. 「**動議**：－

(i) 一般及無條件批准本公司董事會於有關期間內行使本公司所有權力，根據及按照所有適用法律及聯交所證券上市規則的規定，購入二零一一年到期零息可換股債券（由本公司於二零零六年一月十六日發行總本金金額10億港元）；

(ii) 本公司根據第(i)段的批准於有關期間內購回的本公司可換股債券總本金金額，不得超逾本決議案獲通過當日本公司已發行可換股債券未償還總本金金額的10%，而本決議案第(i)段的授權亦須受此限制；及

(iii) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列較早的日期止的期間：－

(a) 本公司下屆股東週年大會結束時；

(b) 任何開曼群島適用法律或本公司的公司細則規定本公司須舉行下屆股東週年大會的期限屆滿之日；及

(c) 股東於股東大會上撤銷或修訂本決議案之日。」

承董事會命
公司秘書
張國強

香港，二零零六年七月十四日

總辦事處：
香港九龍觀塘
敬業街61-63號
利維大廈5樓

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

於本通函刊發日期，本公司董事會成員包括五位執行董事（即李運強先生、李文俊先生、李文斌先生、李經緯先生及陳錫鑫先生）；一位非執行董事（即潘宗光教授）及三位獨立非執行董事（即邢詒春先生、王啟東先生及羅嘉穗小姐）。

附註：

1. 凡有權出席股東週年大會並於會上投票的股東均可根據本公司的公司細則的規定，委派一位或以上代表代其出席大會，並代其投票。受委代表毋須為本公司股東。

2. 如為任何股份的聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或委派代表出席大會，則只有在本公司股東名冊內就有關股份排名首位的持有人方有權就有關股份投票。

3. 代表委任表格及經簽署的授權書或其他授權文件（如有）或經公證人簽署的授權書或授權文件副本，必須於股東週年大會指定舉行時間48小時前交回本公司的股份過戶登記處香港分處卓佳證券登記有限公司（地址為香港皇后大道東28號金鐘匯中心26樓）；否則，代表委任表格將屬無效。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會（或其任何續會），並於會上投票。

4. 根據本公司的公司細則，以下類別股東可要求就股東大會上提呈的任何決議案以投票方式表決：

   (a) 最少三名當時有權於會上投票的股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會）；或

   (b) 佔全體有權於會上投票的股東的投票權總額不少於十分之一的一名或多名股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會）；或

   (c) 持有獲賦予大會投票權股份的一名或多名股東（不論是親身（或如股東為法人團體，則其正式授權代表）或委託代表出席大會），而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一；或

   (d) 大會主席。

有關人士可在宣佈舉手投票結果之前或當時，要求以投票方式表決。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Lee & Man Paper Manufacturing Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

DISCLOSEABLE TRANSACTIONS

---

* *for identification purpose only*

12 April 2006

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisitions"	the acquisition of the PM IX Asset, the PM X Asset and the PM XI Asset pursuant to the First Agreement, the Second Agreement and the Third Agreement respectively
"associates"	has the meaning ascribed thereto the Listing Rules
"Board"	the board of Directors
"Company"	Lee & Man Paper Manufacturing Limited
"Directors"	the directors of the Company
"EURO"	Euro dollars. For information only, EURO have been translated to HK$ as to 1 EURO to HK$9.38. No representation is made that such amounts were or could be exchanged at such rates
"First Agreement"	the agreement dated 27 March 2006, entered into between Metso Paper Inc. as the First Vendor and the Purchaser relating to the Acquisition of Paper Machine IX
"Further Acquisitions"	further acquisitions of production equipment and services for Paper Machine IX, Paper Machine X and Paper Machine XI, as the case may be
"First Vendor"	Metso Paper Inc., vendor of production equipment for Paper Machine IX
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Parties"	independent third parties not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates
"Latest Practicable Date"	11 April 2006

"Lee & Man Industries" or "Purchaser"	Lee & Man Industries Company Limited, an indirect wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MT"	metric tones
"Paper Machine IX"	a linerboard paper machine custom built in accordance with the specifications of the Company to be assembled in Hongmei in accordance with the First Agreement
"Paper Machine X"	a linerboard paper machine custom built in accordance with the specifications of the Company to be assembled in Chongqing in accordance with the Second Agreement
"Paper Machine XI"	a linerboard paper machine custom built in accordance with the specifications of the Company to be assembled in Hongmei in accordance with the Third Agreement
"PM IX Asset"	a main unit of a paper machine for Paper Machine IX to be purchased by the Purchaser pursuant to the First Agreement
"PM X Asset"	a main unit of a paper machine for Paper Machine X to be purchased by the Purchaser pursuant to the Second Agreement
"PM XI Asset"	a main unit of a paper machine for Paper Machine XI to be purchased by the Purchaser pursuant to the Third Agreement
"Second Agreement"	the agreement dated 27 March 2006, entered into between Kanematsu Corporation and Kobayashi Engineering Works, Ltd., as the Second Vendors and the Purchaser relating to the Acquisition of Paper Machine X
"Second Vendors"	Kanematsu Corporation and Kobayashi Engineering Works, Ltd., vendors of production equipment for Paper Machine X and Paper Machine XI
"Shares"	ordinary shares of HK$0.10 in the capital of the Company

"Shareholders"	holders of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Third Agreement"	the agreement dated 27 March 2006, entered into between Kanematsu Corporation and Kobayashi Engineering Works, Ltd., as the Second Vendors and the Purchaser relating to the Acquisition of Paper Machine XI
"¥"	Japanese Yen, the lawful currency of Japan For information only, ¥ have been translated to HK$ as to ¥1 to HK$0.0678. No representation is made that such amounts were or could be exchanged at such rates

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

Executive Directors:
Lee Wan Keung Patrick *(Chairman)*
Lee Man Chun Raymond
Lee Man Bun
Li King Wai Ross
Tan Siak Him Alexander

Non-executive Directors:
Professor Poon Chung Kwong

Independent Non-executive Directors:
Wong Kai Tung Tony
Heng Kwoo Seng
Law Kar Shui Elizabeth

Registered Office
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Principal Place of Business in Hong Kong
5th Floor, Liven House
61-63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

12 April 2006

To Shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS

INTRODUCTION

The Company has, in an announcement dated 30 March 2006, announced that its indirect wholly-owned subsidiary, Lee & Man Industries, has entered into the following agreements as part of the Group's plans to establish three additional production lines, namely, Paper Machines IX to XI:–

(1) the First Agreement with the First Vendor (an Independent Third Party) on 27 March 2006 to purchase a main unit of a paper machine for Paper Machine IX for EURO 26,138,958 (approximately HK$245,183,000);

(2) the Second Agreement with the Second Vendors (an Independent Third Party) on 27 March 2006 to purchase a main unit of a paper machine for Paper Machine X for ¥1,786,100,000 (approximately HK$121,098,000);

* *for identification purpose only*

(3) the Third Agreement with the Second Vendors (an Independent Third Party) on 27 March 2006 to purchase a main unit of a paper machine for Paper Machine XI for ¥1,786,100,000 (approximately HK$121,098,000).

The transactions disclosed in the Announcement and those contemplated under the First Agreement are both entered into by the Group with the First Vendor and, for the purposes of the Listing Rules, have been aggregated accordingly. Similarly, the transactions contemplated under the Second Agreement and the Third Agreement are both entered into by the Group with the Second Vendors and have also, for the purposes of the Listing Rules, been aggregated accordingly. Each of (i) the transactions contemplated under each of the First Agreement, the Second Agreement and the Third Agreement, (ii) the aggregate of the transactions under the First Agreement and the acquisition disclosed in the Announcement and (iii) the aggregate of the transactions contemplated under the Second Agreement and the Third Agreement constitutes a discloseable transaction of the Company under the Listing Rules. This circular contains details of the First Agreement, the Second Agreement and the Third Agreement.

Set out below are the material terms of the First Agreement, Second Agreement and the Third Agreement:

THE FIRST AGREEMENT

Date:	27 March 2006	
Parties:	First Vendor:	Metso Paper Inc. being an Independent Third Party. To the best of the Directors knowledge and belief, the First Vendor and its ultimate beneficial owner are third parties independent of the Company and connected persons (as such term is defined in the Listing Rules) of the Company. The Company came to know the First Vendor through its reputation in the market.
	Purchaser:	Lee & Man Industries Company Limited, an indirect wholly-owned subsidiary of the Company
Asset:	a main unit of a paper machine for Paper Machine IX to be assembled in Hongmei	
Consideration:	The consideration of EURO 26,138,958 (approximately HK$245,183,000) was agreed after arm's length negotiations between the Vendors and the Purchaser by reference to the current market value of paper machines.	

The Purchaser is required to pay 10% of the total consideration (EURO 2,613,896 (approximately HK$24,518,000)) as down payment on or before 30 March, 2006. The remainder of the consideration will be paid upon delivery of the asset. Therefore payment schedule will be subject to the shipment schedule. It is expected that all of the consideration will be paid on or before May 2007.

As there are only a few number of suppliers for paper machine of this kind, the Directors consider it fair and reasonable to obtain one alternative quote only, having regard to an alternative quote from another potential vendor for a machine with similar specifications, the Directors consider the terms of the Acquisition under the First Agreement to be a fair reflection of the current market value. The Directors are therefore of the view that the terms of the First Agreement are fair and reasonable and the Acquisition under the First Agreement is made in the best interest of the Shareholders and the Company.

Other Information: The First Agreement was entered into in the ordinary and usual course of business of the Group.

THE SECOND AGREEMENT

Date: 27 March 2006

Parties:

Second Vendors: Kanematsu Corporation and Kobayashi Engineering Works, Ltd., each being an Independent Third Party. To the best of the Directors knowledge and belief, the Second Vendor and its ultimate beneficial owner are third parties independent of the Company and connected persons (as such term is defined in the Listing Rules) of the Company. The Company came to know the Second Vendors through their reputation in the market.

Purchaser: Lee & Man Industries Company Limited, an indirect wholly-owned subsidiary of the Company

Asset: a main unit of a paper machine for Paper Machine X to be assembled in Chongqing

Consideration: The consideration of ¥1,786,100,000 (approximately HK$121,098,000) was agreed after arm's length negotiations between the Second Vendors and the Purchaser by reference to the current market value of paper machines.

The Purchaser is required to pay 10% of the total consideration (¥178,610,000 (approximately HK$12,110,000)) as down payment on or before 31 March, 2006. The remainder of the consideration will be paid upon delivery of the asset. Therefore payment schedule will be subject to the shipment schedule. It is expected that all of the consideration will be paid on or before March 2008.

As there are only a few number of suppliers for paper machine of this kind, the Directors consider it fair and reasonable to obtain one alternative quote only, having regard to an alternative quote from another potential vendor for a machine with similar specifications, the Directors consider the terms of the Acquisition under the Second Agreement to be a fair reflection of the current market value. The Directors are therefore of the view that the terms of the Second Agreement are fair and reasonable and the Acquisition under the Second Agreement is made in the best interest of the Shareholders and the Company.

Other Information: The Second Agreement was entered into in the ordinary and usual course of business of the Group.

THE THIRD AGREEMENT

Date: 27 March 2006

Parties:

Second Vendors: Kanematsu Corporation and Kobayashi Engineering Works, Ltd., each being an Independent Third Party. To the best of the Directors knowledge and belief, the Second Vendor and its ultimate beneficial owner are third parties independent of the Company and connected persons (as such term is defined in the Listing Rules) of the Company. The Company came to know the Second Vendors through its reputation in the market.

Purchaser: Lee & Man Industries Company Limited, an indirect wholly-owned subsidiary of the Company

Asset: a main unit of a paper machine for Paper Machine XI to be assembled in Hongmei.

Consideration: The consideration of ¥1,786,100,000 (approximately HK$121,098,000) was agreed after arm's length negotiations between the Second Vendors and the Purchaser by reference to the current market value of paper machines.

The Purchaser is required to pay 10% of the total consideration (¥178,610,000 (approximately HK$12,110,000)) as down payment to be paid on or before 31 March, 2006. The remainder of the consideration will be paid upon delivery of the asset. Therefore payment schedule will be subject to the shipment schedule. It is expected that all of the consideration will be paid on or before July 2008.

As there are only a few number of suppliers for paper machine of this kind, the Directors consider it fair and reasonable to obtain one alternative quote only, having regard to an alternative quote from another potential vendor for a machine with similar specifications, the Directors consider the terms of the Acquisition under the Third Agreement to be a fair reflection of the current market value. The Directors are therefore of the view that the terms of the Third Agreement are fair and reasonable and the Acquisition under the Third Agreement is made in the best interest of the Shareholders and the Company.

Other Information: The Third Agreement was entered into in the ordinary and usual course of business of the Group.

PROPOSED FURTHER ACQUISITIONS OF ASSETS

The Group plans to acquire production equipment (such as stock preparation unit and pumps) in the coming 12 months from the date of the each of the First Agreement, the Second Agreement and the Third Agreement in relation, specifically, to Paper Machine IX, Paper Machine X and Paper Machine XI. Paper Machine IX and Paper Machine X are expected to commence operations in the third quarter of 2007 whilst Paper Machine XI is expected to commence operations in the last quarter of 2007.

In its previous purchase of assets for the establishment of its production lines, the Stock Exchange has exercised its discretion under the Listing Rules to aggregate purchases made in respect of each production line for the purpose of the notifiable transaction rules under the Listign Rules. The Group also proposes Further Acquisitions in relation to each of Paper Machine IX, Paper Machine X and Paper Machine XI. To the extent any individual Further Acquisition constitutes a discloseable transaction under the Listing Rules, the Company shall comply with the Listing Rules in that regard. If the Further Acquisitions are required to be aggregated with the Acquisitions under the Listing Rules and constitute a major or other type of notifiable transaction under the Listing Rules, the Company shall comply with the requirements of the Listing Rules accordingly.

REASONS FOR THE ACQUISITION

The PM IX Asset, the PM X Asset and the PM XI Asset were purchased to further enhance the Group's annual production capacity of different linerboard and corrugating medium products. Each of Paper Machine IX, Paper Machine X and Paper Machine XI is a distinct plant producing linerboard and corrugating medium products with different specifications and operate independently. The production capacity of each of Paper Machine IX, Paper Machine X and Paper Machine XI is approximately 430,000 MT, 300,000 MT and 300,000 MT respectively and will increase the capacity of the Group's annual capacity to approximately 3,030,000 MT.

The Group expects to fund the Acquisitions through bank borrowings and/or internal resources. To the extent, as intended, that the Acquisition will be financed by bank borrowings, this is expected to increase the Group's bank borrowings and thus its liabilities. Apart from the payments required for the Acquisitions, the Group does not expect that there will be any material impact on the earnings of the Group until the Paper Machine IX, Paper Machine X and Paper Machine XI commence operations. In addition, there is not expected to be any significant impact on the net asset value of the Group as a result of the Acquisitions.

INFORMATION ON THE GROUP, THE FIRST VENDOR AND THE SECOND VENDORS

The Group is a large-scale paper manufacturer and specialises in production of linerboard and corrugating medium.

The First Vendor is incorporated in Finland and whose shares are listed on the New York Stock Exchange and the Helsinki Stock Exchange. It specialises in pulp and paper industry process, machinery, equipment and related processes.

Each of the Second Vendors is incorporated in Japan. Kanematsu Corporation is a company whose shares are listed on the Tokyo and Osaka stock exchanges and a general trading firm in Japan which handles not only machinery but also steel, natural resources, food stuff, electric products, textile, health care products. Kobayashi Engineering Works, Ltd. is an equipment manufacturer which specialises in paper machine production equipment and is a private company in Japan.

GENERAL

The transactions disclosed in the Announcement and those contemplated under the First Agreement are both entered into by the Group with the First Vendor and have been aggregated accordingly. Similarly, the transactions contemplated under the Second Agreement and the Third Agreement are both entered into by the Group with the Second Vendors and have also been aggregated accordingly. Each of (i) the transactions contemplated under each of the First Agreement, the Second Agreement and the Third Agreement, (ii) the aggregate of the transactions under the First Agreement and the acquisition disclosed in the Announcement and (iii) the aggregate of the transactions contemplated under the Second Agreement and the Third Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

By order of the Board
Lee & Man Paper Manufacturing Limited
Lee Wan Keung Patrick
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group the omission of which would make any statement herein misleading.

1. DISCLOSURE OF INTERESTS

Interests and short positions of Directors and chief executive in the share capital of the Company and its associated corporation

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive had any interest or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would be required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions which they would be deemed to taken to have under Sections 344 and 345 of the SFO) or which would be required to be disclosed pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the register referred therein pursuant to Section 352 of the SFO.

Directors' interests in the Shares

Name of Director	Capacity	Number of ordinary shares	Number of ordinary shares subject to options granted under the Pre-IPO Share Option Scheme	Percentage of the issued share capital of the Company
Lee Wan Keung Patrick	Held by controlled corporation *(Note)*	718,718,000	–	74.28%
Lee Man Chun Raymond	Held by controlled corporation *(Note)*	718,718,000	–	74.28%
Lee Man Bun	Held by controlled corporation *(Note)*	718,718,000	–	74.28%
Li King Wai Ross	Beneficial owner	–	600,000	0.06%
Tan Siak Him Alexander	Beneficial owner	–	1,566,000	0.16%
Wong Kai Tung Tony	Beneficial owner	–	1,000,000	0.10%
Heng Kwoo Seng	Beneficial owner	–	1,578,000	0.16%

Note: These shares were held by Gold Best Holdings Ltd. ("Gold Best"), whose entire issued share capital is held by Trustcorp Limited ("Trustcorp") as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond and Mr Lee Man Bun (all of them are directors of the Company), certain of their family members and other charitable objects.

Directors' interests in associated corporations of the Company

Name of Director	Capacity	Name of associated corporation	Number of ordinary shares	Percentage of the issued shares capital of associated corporation
Lee Wan Keung Patrick	Held by controlled corporation *(Note)*	Gold Best	5	100%
Lee Man Chun Raymond	Held by controlled corporation *(Note)*	Gold Best	5	100%
Lee Man Bun	Held by controlled corporation *(Note)*	Gold Best	5	100%

Note: As Gold Best owns more than 50% interest of the Company, Gold Best is an associated corporation of the Company under the SFO. The entire issued share capital of Gold Best is owned by Trustcorp as trustee for The Fortune Star 1992 Trust, a discretionary trust the discretionary objects of which include Mr Lee Wan Keung Patrick, Mr Lee Wan Chun Raymond and Mr Lee Man Bun (all of them are directors of the Company), certain of their family members and other charitable objects.

2. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive are aware of any other person who had an interest or short position in the Shares or the underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Notifiable interests in Shares

Name of shareholder	Capacity	Number of ordinary shares	Percentage of the issued share capital of the Company
Gold Best	Beneficial owner	718,718,000	74.28%
Trustcorp	Held by controlled corporation	718,718,000	74.28%
Lee Wong Wai Kuen	Held by spouse *(Note)*	718,718,000	74.28%

Note: Under the SFO, Lee Wong Wai Kuen is deemed to be interested in these 718,718,000 ordinary shares as she is the spouse of Lee Wan Keung Patrick, a director of the Company.

3. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Group.

4. SERVICE CONTRACTS

Each of the directors has entered into a service contract with the Company, details of which are set out below:

Name of Director	Service Contract Effective Date	Service Terms	Salaries per annum *HK$*
Lee Wan Keung Patrick	1 September 2003	Four years	Nil
Lee Man Chun Raymond	1 September 2003	Four years	2,016,000
Lee Man Bun	16 August 2004	Three years	1,002,000
Li King Wai Ross	12 August 2005	Three years	600,000
Tan Siak Him Alexander	1 September 2003	Four years	1,066,000
Poon Chung Kwong	1 February 2006	One year	Nil
Wong Kai Tung Tony	11 September 2005	One year	80,000
Heng Kwoo Seng	11 September 2005	One year	120,000
Law Kar Shui Elizabeth	1 January 2006	One year	Nil

5. COMPETING INTERESTS

None of the Directors of the Company (as defined in the Listing Rules) and their respective associates (as defined in the Listing Rules) have any interest in a business, which competes or may compete with the business of the Group.

6. MISCELLANEOUS

(a) The company secretary as well the qualified accountant of the Company is Mr Cheung Kwok Keung. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies. The principle place of business of the Company in Hong Kong is located at 5th Floor, Liven House, 61-63 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

(c) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的理文造紙有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓的銀行經理、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(於開曼群島註冊成立之有限公司)

(股份編號：2314)

須予披露交易

* *僅供識別*

二零零六年四月十二日

目　錄

頁次

在本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「收購事項」	指	根據第1份協議、第2份協議及第3份協議下購置第九號、第十號及第十一號造紙機資產
「聯繫人」	指	具有上市規則所賦予的涵義
「董事會」	指	董事會
「本公司」	指	理文造紙有限公司
「董事」	指	本公司董事
「歐元」	指	歐元。歐元兑港元乃按1歐元可兑9.38港元的匯率換算，惟僅供參考之用，這並不代表該等款項已經或可以按該等匯率兑換
「第1協議」	指	第1賣方Metso Paper Inc. 及買方於二零零六年三月二十七日就有關第九號造紙機收購簽訂之協議
「額外收購事項」	指	就第九號、第十號及第十一號造紙機額外收購的生產設備及服務
「第1賣方」	指	Metso Paper Inc. 第九號造紙機之供應商
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「獨立第三方」	指	與本公司董事、行政人員或主要股東或本公司之附屬公司或彼等各自的聯繫人並無任何關連之獨立第三方
「最後實際可行日期」	指	二零零六年四月十一日

「理文工業」或「買方」	指	理文工業有限公司，為本公司一家間接全資附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「公噸」	指	公噸
「第九號造紙機」	指	根據第1協議下按本公司規格要求而建造的牛皮箱板紙造紙機並於洪梅組裝
「第十號造紙機」	指	根據第2協議下按本公司規格要求而建造的牛皮箱板紙造紙機並於重慶組裝
「第十一號造紙機」	指	根據第3協議下按本公司規格要求而建造的牛皮箱板紙造紙機並於洪梅組裝
「第九號造紙機資產」	指	在第1協議下買方購置之第九號造紙機主機
「第十號造紙機資產」	指	在第2協議下買方購置之第十號造紙機主機
「第十一號造紙機資產」	指	在第3協議下買方購置之第十一號造紙機主機
「第2協議」	指	第2賣方兼松株式會社及小林製作所與買方於二零零六年三月二十七日就有關第十號造紙機收購簽訂之協議
「第2賣方」	指	兼松株式會社及小林製作所，為第十號造紙機之供應商
「股份」	指	本公司股本內每股面值0.10港元的普通股

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「第3協議」	指	第2賣方兼松株式會社及小林製作所與買方於二零零六年三月二十七日就有關第十一號造紙機收購簽訂之協議
「日元」	指	日本法定貨幣日元。日元兑港元乃按1日元可兑0.0678港元的匯率換算，惟僅供參考之用，這並不代表該等款項已經或可以按該等匯率兑換

理文造紙有限公司*
Lee & Man Paper Manufacturing Limited
(於開曼群島註冊成立之有限公司)
(股份編號:2314)

執行董事:
李運強先生 *(主席)*
李文俊先生
李文斌先生
李經緯先生
陳錫鑫先生

非執行董事:
潘宗光教授

獨立非執行董事:
王啟東先生
邢詒春先生
羅嘉穗小姐

註冊辦事處:
Century Yard
Cricket House
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

香港主要辦事處:
香港
九龍
觀塘
敬業街61-63號
利維大廈5字樓

敬啟者:

須予披露交易

緒言

就本公司於二零零六年三月三十日之公佈宣佈,本公司一家間接全資附屬公司理文工業,按本集團部份計劃下訂立協議添置另外三條生產線,即第九號至第十一號造紙機:

(1) 與第1賣方於二零零六年三月二十七日訂立第1協議,藉此購置第九號造紙機主機,代價為26,138,958歐元(約相當於245,183,000港元)。

(2) 與第2賣方於二零零六年三月二十七日訂立第2協議,藉此購置第十號造紙機主機,代價為1,786,100,000日元(約相當於121,098,000港元)。

* *僅供識別*

(3) 與第2賣方於二零零六年三月二十七日訂立第3協議，藉此購置第十一號造紙機主機，代價為1,786,100,000日元（約相當於121,098,000港元）。

集團與第1賣方簽訂之第1協議下擬進行的收購事項及於公佈中披露之交易已根據上市規則彙集處理。同樣，集團與第2賣方簽訂之第2協議及第3協議下擬進行的收購事項亦已根據上市規則彙集處理。根據上市規則，下列各項均構成本公司一項須予披露交易：(i)第1、第2及第3協議下擬進行的收購事項；(ii)第1協議及於公佈內透露之收購交易彙集處理後；(iii)第2及第3協議下擬進行的收購事項。此通函載有第1、第2及第3協議收購事項詳情。

第1協議、第2協議及第3協議之重大條款如下：

第1協議

訂立日期： 二零零六年三月二十七日

訂約方： 第1賣方： Metso Paper Inc.,為獨立第三方。據董事所知及深信，第1賣方及其最終實益擁有人均為獨立第三方，並非本公司的關連人士（有關詞彙的定義見上市規則）。本公司因第1賣方在市場上的聲譽而認識第1賣方。

買方： 理文工業有限公司，為本公司一家間接全資附屬公司

該項資產： 第九號造紙機主機並於洪梅組裝

代價： 代價為26,138,958歐元（約相當於245,183,000港元），經第1賣方及買方公平磋商，並參考造紙機目前的市價後釐定。

買方於二零零六年三月三十一日或之前支付代價百分之十作為首期，即2,613,896歐元（約相當於24,518,000港元）。餘數將於資產到貨後支付，付款時間將按船期表制定，預期可於二零零七年五月或之前悉數支付。

由於只有數間生產商供應該等造紙機器，董事認為只提供多一份報價是公平合理。就另一位賣方所提供相同規格機器的報價而論，董事認為第1協議收購事項的條款能合理反映現有市場價值。董事認為第1協議收購事項的條款公平合理，且收購事項亦符合股東及公司的最佳利益。

其他資料：　第1協議是在本集團一般及日常業務過程中訂立。

第2協議

訂立日期：　二零零六年三月二十七日

訂約方：　第2賣方：　兼松株式會社及小林製作所，為獨立第三方。據董事所知及深信，第2賣方及其最終實益擁有人均為獨立第三方，並非本公司的關連人士（有關詞彙的定義見上市規則）。本公司因第2賣方在市場上的聲譽而認識第2賣方。

買方：　理文工業有限公司，為本公司一家間接全資附屬公司

該項資產：　第十號造紙機主機並於重慶組裝

代價：　代價為1,786,100,000日元（約相當於121,098,000港元），經第2賣方及買方公平磋商，並參考造紙機目前的市價後釐定。

買方於二零零六年三月三十一日或之前支付代價百分之十作為首期，即178,610,000元（約相當於12,110,000港元）。餘數將於資產到貨後支付，付款時間將按船期表制定，預期可於二零零八年三月或之前悉數支付。

由於只有數間生產商供應該等造紙機器，董事認為只提供多一份報價是公平合理。就另一位賣方所提供相同規格機器的報價而論，董事認為第2協議收購事項的條款能合理反映現有市場價值。董事認為第2協議收購事項的條款公平合理，且收購事項亦符合股東及公司的最佳利益。

其他資料： 第2協議是在本集團一般及日常業務過程中訂立。

第3協議

訂立日期： 二零零六年三月二十七日

訂約方： 第2賣方： 兼松株式會社及小林製作所，為獨立第三方。據董事所知及深信，第2賣方及其最終實益擁有人均為獨立第三方，並非本公司的關連人士（有關詞彙的定義見上市規則）。本公司因第2賣方在市場上的聲譽而認識第2賣方。

買方： 理文工業有限公司，為本公司一家間接全資附屬公司

該項資產： 第十一號造紙機主機並於洪梅組裝

代價： 代價為1,786,100,000日元（約相當於121,098,000港元），經第2賣方及買方公平磋商，並參考造紙機目前的市價後釐定。

買方於二零零六年三月三十一日或之前支付代價百分之十作為首期，即178,610,000元（約相當於12,110,000港元）。餘數將於資產到貨後支付，付款時間將按船期表制定，預期可於二零零八年七月或之前悉數支付。

由於只有數間生產商供應該等造紙機器，董事認為只提供多一份報價是公平合理。就另一位賣方所提供相同規格機器的報價而論，董事認為第3協議收購事項的條款能合理反映現有市場價值。董事認為第3協議收購事項的條款公平合理，且收購事項亦符合股東及公司的最佳利益。

其他資料： 第3協議是在本集團一般及日常業務過程中訂立。

就該項資產進行額外收購事項的計劃

本集團計劃自第1協議、第2協議及第3協議訂立當日起計未來十二個月內，就有關第九號、第十號及第十一號造紙機方面購置生產設備（如製漿系統及泵）。預期第九及第十號造紙機將於二零零七年第三季度投產，而第十一號造紙機預計於二零零七年第四季度投入生產。

以往在設立生產線之收購資產事項中，聯交所曾運用上市規則下之酌情權，就須予公佈交易規則，對每一條生產線之收購作彙集處理。本集團亦建議就第九號、第十號及第十一號造紙機進行額外收購事項。倘若任何一項個別額外收購事項構成上市規則下須予披露交易，則本公司須就此遵守上市規則規定。倘若額外收購事項與收購事項彙集處理後，即構成上市規則下的主要交易或其他類別須予公佈交易，則本公司亦須據此遵守上市規則規定。

進行收購事項的理由

本公司購置第九號、第十號及第十一號造紙機資產，冀能藉此進一步擴充本集團生產牛皮箱板紙及瓦楞芯紙的產能。第九號、第十號及第十一號造紙機，每部機器皆獨立操作並生產不同規格的牛皮箱板紙及瓦楞芯紙。第九號、第十號及第十一號造紙機生產能力分別約為43萬公噸、30萬公噸及30萬公噸，令本集團每年總生產量增加至約3,030萬公噸。

本集團預期會以銀行借貸和／或內部資源進行是項收購。倘若，按預期，是項收購以銀行借貸集資，本集團的銀行借貸及負債預計將會增加。除收購事項所需之款項外，直至第九號、第十號及第十一號造紙機開始生產後，本集團並未預期本集團之盈利會有重大影響。再者，收購事項亦不會對本集團資產淨值構成任何重大影響。

本集團資料及第1賣方、第2賣方資料

本集團為大型造紙商，專門從事牛皮箱板紙及瓦楞芯紙的生產。

第1賣方為一間於芬蘭註冊之公司，其股份在紐約聯合交易所及赫爾辛基聯合交易所上市。賣方專門從事木漿及紙張工業程序、機械、設備及相關程序。

第2賣方為兩間於日本註冊之公司。兼松株式會社其股份在東京及大板聯合交易所上市，是一間日本貿易公司，除經營機器外，業務還包括鋼材、天然資源、食品、電器產品、紡織及健康產品。小林製作所為一間專門從事造紙生產機器之設備生產商，是一間日本私營公司。

一般資料

本集團與第1賣方簽訂之第1協議下擬進行的收購事項及於公佈中披露之交易已彙集處理。同樣，本集團與第2賣方簽訂之第2協議及第3協議下擬進行的收購事項亦已彙集處理。根據上市規則，下列各項均構成本公司一項須予披露交易：(i)第1、第2及第3協議下擬進行的收購事項；(ii)第1協議及於公佈內透露之收購交易彙集處理後；(iii)第2及第3協議下擬進行的收購事項。

此致

本公司列位股東　台照

承董事會命
理文造紙有限公司
主席
李運強

二零零六年四月十二日

責任聲明

本通函遵照上市規則規定，旨在提供有關本集團的詳細資料。董事願意就本通函所載資料的準確性共同與個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏有關本集團的任何其他事實，致使本通函所載任何陳述產生誤導。

1. 披露權益

董事於本公司及相關法團股本的權益及淡倉

除下文所披露者外，於最後實際可行日期，董事並無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中擁有任何權益或淡倉，而根據證券及期貨條例第XV部第7及8分部的規定，須知會本公司及聯交所（包括根據證券及期貨條例第344及345條被視為擁有的權益及淡倉），或須根據《上市公司董事進行證券交易的標準守則》予以披露或須根據證券及期貨條例第352條規定列入該條所述登記冊。

董事的股份權益

董事姓名	身份	普通股數目	首次公開售股前購股權計劃授出的購股權所涉及的普通股數目	佔本公司已發行股本百分比
李運強	由受控制法團持有 *(附註)*	718,718,000	–	74.28%
李文俊	由受控制法團持有 *(附註)*	718,718,000	–	74.28%
李文斌	由受控制法團持有 *(附註)*	718,718,000	–	74.28%
李經緯	實益擁有人	–	600,000	0.06%
陳錫鑫	實益擁有人	–	1,566,000	0.16%
王啟東	實益擁有人	–	1,000,000	0.10%
邢詒春	實益擁有人	–	1,578,000	0.16%

附註： 該等股份由Gold Best Holdings Ltd.（「Gold Best」）持有，Gold Best的全部已發行股本由Trustcorp Limited（「Trustcorp」）以The Fortune Star 1992 Trust的信託人身份持有。The Fortune Star 1992 Trust是一項全權信託，其全權受益人包括李運強先生、李文俊先生及李文斌先生（全部均為本公司董事）、彼等的若干家族成員及其他慈善團體。

董事在本公司相關法團的權益

董事姓名	身份	相聯法團名稱	普通股數目	佔相聯法團已發行股本百分比
李運強	由受控制法團持有 *(附註)*	Gold Best	5	100%
李文俊	由受控制法團持有 *(附註)*	Gold Best	5	100%
李文斌	由受控制法團持有 *(附註)*	Gold Best	5	100%

*附註：*由於Gold Best擁有本公司50%以上權益，根據證券及期貨條例，Gold Best為本公司的相聯法團。Gold Best的全部已發行股本由Trustcorp以The Fortune Star 1992 Trust的信託人身份持有。The Fortune Star 1992 Trust是一項全權信託，其全權受益人包括李運強先生、李文俊先生及李文斌先生（全部均為本公司董事）、彼等的若干家族成員及其他慈善團體。

2. 主要股東

除下文所披露者外，於最後實際可行日期，據董事所知，並無任何人士於本公司股份或相關股份中擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露的權益或淡倉。

須予知會的股份權益

股東姓名	身份	普通股數目	佔本公司已發行股本百分比
Gold Best	實益擁有人	718,718,000	74.28%
Trustcorp	由受控制法團持有	718,718,000	74.28%
李黃惠娟	由配偶持有*（附註）*	718,718,000	74.28%

*附註：*根據證券及期貨條例，由於李黃惠娟是李運強（本公司董事）的配偶，故被視為擁有該718,718,000股普通股的權益。

3. 訴訟

本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，而據董事所知，本集團亦無任何尚未了結或面臨的重大訴訟或仲裁。

4. 服務合約

各董事與本公司已簽訂服務合約，詳情如下：

董事姓名	服務合約生效日期	服務合約年期	年薪 *港元*
李運強	二零零三年九月一日	四年	無
李文俊	二零零三年九月一日	四年	2,016,000
李文斌	二零零四年八月十六日	三年	1,002,000
李經緯	二零零五年八月十二日	三年	600,000
陳錫鑫	二零零三年九月一日	四年	1,066,000
潘宗光	二零零六年二月一日	一年	無
王啟東	二零零五年九月十一日	一年	80,000
邢詒春	二零零五年九月十一日	一年	120,000
羅嘉穗	二零零六年一月一日	一年	無

5. 權益衝突

本公司董事(定義見上市規則)及彼等各自的聯繫人(定義見上市規則)與本集團業務概無亦不會存在任何業務權益衝突。

6. 其他事項

(a) 張國強先生為本公司公司秘書兼本集團合資格會計師。張先生為特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies，而香港的主要辦事處位於香港觀塘敬業街61-63號利維大廈5樓。

(c) 本通函中英文版內容如有歧義，概以英文本為準。

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

INTERIM RESULT ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

FINANCIAL HIGHLIGHTS

- Turnover increased by 30% to HK$2,423 million
- Profit attributable to shareholders increased by 33% to HK$411 million
- Earnings per share increased by 32% to HK42.27 cents

INTERIM RESULTS

The board of directors of Lee & Man Paper Manufacturing Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2006 together with the comparative figures as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2006

	Notes	**2006 (unaudited) *HK$'000***	2005 (unaudited) *HK$'000*
Turnover	2	**2,422,625**	1,869,320
Cost of sales		**(1,819,260)**	(1,489,600)
Gross profit		**603,365**	379,720
Other income		**36,293**	43,136
Distribution costs		**(75,674)**	(29,153)
Administrative expenses		**(85,831)**	(60,877)
Finance costs	3	**(55,029)**	(19,321)
Profit before taxation		**423,124**	313,505
Taxation	4	**(12,201)**	(4,155)
Profit for the period	5	**410,923**	309,350
Attributable to:			
Equity holders of the Company		**410,700**	309,350
Minority interests		**223**	–
Profit for the period		**410,923**	309,350
Dividends:	6		
– Final dividend paid		**233,238**	173,409
– Interim dividend proposed		**155,700**	–
Earnings per share	7		
– Basic		**42.27 cents**	32.11 cents
– Diluted		**41.84 cents**	31.99 cents

* *for identification purposes*

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 September 2006

	Notes	30 September 2006 (unaudited) HK$'000	31 March 2006 (audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	8	**4,113,573**	3,575,000
Prepaid lease payments – non-current portion		**212,175**	176,441
Deposits paid for acquisition of property, plant and equipment and land use right		**333,537**	155,649
Deferred tax assets		**26,297**	19,956
Retirement benefit assets		**607**	607
		4,686,189	3,927,653
CURRENT ASSETS			
Inventories	9	**821,860**	774,259
Prepaid lease payments – current portion		**4,548**	3,850
Trade receivable	10	**695,503**	676,364
Bills receivable	10	**219,543**	130,753
Deposits, prepayments and other receivables		**271,696**	125,597
Amount due from a related company		**–**	22,938
Derivative financial instruments		**11,862**	1,131
Restricted bank deposits		**–**	1,154
Bank balances and cash		**198,148**	110,317
		2,223,160	1,846,363
CURRENT LIABILITIES			
Trade and bills payable	11	**265,556**	169,689
Accruals and other payable		**306,945**	181,575
Amount due to a related company		**3,805**	–
Taxation payable		**9,576**	12,358
Derivative financial instruments		**2,194**	2,028
Bank overdraft		**847**	504
Bank borrowings – due within one year		**416,178**	782,107
		1,005,101	1,148,261
NET CURRENT ASSETS		**1,218,059**	698,102
TOTAL ASSETS LESS CURRENT LIABILITIES		**5,904,248**	4,625,755
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year		**1,114,000**	100,000
Deferred tax liabilities		**35,333**	30,266
Convertible bonds		**935,069**	901,006
Retirement benefit liabilities		**17,439**	17,439
		2,101,841	1,048,711
		3,802,407	3,577,044
CAPITAL AND RESERVES			
Share capital		**97,312**	96,761
Reserves		**3,681,098**	3,480,283
Equity attributable to equity holders of the Company		**3,778,410**	3,577,044
Minority Interests		**23,997**	–
		3,802,407	3,577,044

Note:

1. **BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES**

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements set out in Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in the preparation of the condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 March 2006 except that the Group has changed certain of its accounting policies following its adoption of the new/revised Hong Kong Financial Reporting Standards ("HKFRS") and HKAS (collectively referred to as "New HKFRSs") which have become effective for accounting periods commencing on or after 1 January 2006. The applicable New HKFRSs adopted in this interim financial statements are set out below:

HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures
HKAS 21 (Amendment)	Net investment in a foreign operation
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option
HK(IFRIC) – Int 4	Determining whether an arrangement contains a lease

The adoption of the above new HKFRSs did not have a material effect on how the results of operations and financial position of the Group are prepared and presented.

No early adoption of the following New HKFRSs that have been issued but are not yet effective. The adoption of such New HKFRSs will have no material impact on the accounts of the Group and will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – Int 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of embedded derivatives

2. **SEGMENTS INFORMATION**

Business segments

For management purposes, the Group is currently organised into two operating businesses – manufacture and sales of paper, and manufacture and sales of pulp. These businesses are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

2006

Consolidated income statement

	Paper *HK$'000*	**Pulp** *HK$'000*	**Eliminations** *HK$'000*	**Consolidated** *HK$'000*
Turnover – External sales	**2,194,988**	**227,637**	**–**	**2,422,625**
Inter-segment sales	**–**	**150,021**	**(150,021)**	**–**
	2,194,988	**377,658**	**(150,021)**	**2,422,625**
SEGMENT RESULTS	**446,896**	**29,780**	**–**	**476,676**
Interest income				**1,477**
Finance costs				**(55,029)**
Profit before taxation				**423,124**
Taxation				**(12,201)**
Profit for the period				**410,923**

2005

Consolidated income statement

	Paper *HK$'000*	Pulp *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover – External sales	1,651,333	217,987	–	1,869,320
Inter-segment sales	–	124,432	(124,432)	–
	1,651,333	342,419	(124,432)	1,869,320
SEGMENT RESULTS	315,397	17,018	–	332,415
Interest income				411
Finance costs				(19,321)
Profit before taxation				313,505
Taxation				(4,155)
Profit for the period				309,350

Geographical segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods:

	Six months ended 30 September Sales revenue by geographical market		Contribution to profit before taxation	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
People's Republic of China other than Hong Kong (the "PRC")	**1,304,543**	1,083,009	**259,474**	195,068
Export sales delivered in the PRC *(Note)*	**795,364**	672,657	**161,595**	128,474
Other Asian countries	**154,489**	113,654	**21,733**	8,873
America	**73,294**	–	**14,887**	–
Others	**94,935**	–	**18,987**	–
	2,422,625	1,869,320	**476,676**	332,415
Interest income			**1,477**	411
Finance costs			**(55,029)**	(19,321)
Profit before taxation			**423,124**	313,505
Taxation			**(12,201)**	(4,155)
Profit for the period			**410,923**	309,350

Note: These are sales to PRC customers who ultimately export the goods outside the PRC.

3. FINANCE COSTS

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Interest on bank borrowings wholly repayable within five years	**33,267**	19,321
Interest on convertible bonds	**31,249**	–
	64,516	19,321
Less:		
Portion capitalized	**(9,487)**	–
	55,029	19,321

4. TAXATION

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
The charge comprises:		
PRC Foreign Enterprise Income Tax	**13,475**	5,328
Deferred taxation in respect of:		
– recognition of income	**5,067**	–
– tax losses	**(6,341)**	(1,173)
	12,201	4,155

The Group's profit is subject to taxation from the place of its operations where its profit is generated. Taxation is calculated at the rates prevailing in the relevant jurisdictions as set out below.

The subsidiaries in the PRC are entitled to exemption from PRC Foreign Enterprise Income Tax for the two years starting from their first profit-making year, followed by a 50% relief for the three years thereafter.

The subsidiary in Malaysia carries on offshore trading activities in Labuan, Malaysia, in a currency other than the Malaysian currency with other group companies which are non-residents of Malaysia. The tax rate for offshore trading companies in Labuan is charged at a fixed annual rate of Malaysian RM20,000.

Under Decree-Law No. 58/99/M, a Macau company incorporated under that Law (called "58/99/M Company") is exempted from Macau complementary tax (Macau income tax) as long as the 58/99/M Company does not sell its products to a Macau resident company.

In the opinion of the directors, the Group is not subject to taxation in any other jurisdictions in which the Group operates.

The deferred taxation credit represents deferred tax asset resulted from tax losses of a subsidiary in the United States of America recognized during the period.

5. **PROFIT FOR THE PERIOD**

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Profit for the period has been arrived at after charging:		
Directors' emoluments	**2,785**	1,914
Other staff costs	**118,687**	96,806
Retirement benefits scheme contributions	**1,913**	1,174
Total staff costs	**123,385**	99,894
Amortisation of prepaid lease payments	**1,027**	978
Depreciation of property, plant and equipment	**58,275**	46,930
Loss arising from change in fair value of derivative financial instrument	**1,363**	–
Loss on disposal of property, plant and equipment	**224**	–
Operating lease rentals in respect of land and buildings	**2,897**	6,345
and after crediting:		
Gain arising from change in fair value of derivative financial instrument	**11,928**	–
Interest income	**1,477**	411
Net foreign exchange gain	**15,275**	33,092

6. **DIVIDENDS**

A final dividend for the year ended 31 March 2006 of HK24 cents (for the year ended 31 March 2005: HK18 cents) per share was paid to shareholders during the current period, and was reflected in the condensed consolidated statement of changes in equity.

The Directors have determined that an interim dividend of HK16 cents per share (2005: nil) should be paid to the shareholders of the Company whose names appear in the Register of Members on 11 December 2006.

7. **EARNINGS PER SHARE**

The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Earnings for the purpose of basic earnings per share	**410,700**	309,350
Interest on Convertible Bonds	**31,249**	–
Earnings for the purpose of diluted earnings per share	**441,949**	309,350
	Number of shares	Number of shares
Weighted average number of share for the purpose of basic earnings per share	**971,502,230**	963,384,000
Potential dilutive effect arising from		
– share options	**1,623,236**	3,668,607
– convertible bonds	**83,056,478**	–
Weighted average number of share for the purpose of diluted earnings per share	**1,056,181,944**	967,052,607

8. **ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT**

During the period, the Group spent HK$635 million (six months ended 30 September 2005: HK$275 million) on property, plant and equipment to expand its operations.

9. **INVENTORIES**

	30 September 2006 HK$'000	31 March 2006 HK$'000
At cost:		
Raw materials	**738,948**	663,605
Finished goods	**82,912**	110,654
	821,860	774,259

10. TRADE AND BILLS RECEIVABLE

The credit terms granted by the Group to its customers normally range from 45 to 60 days.

An aging analysis of the trade and bills receivable is as follows:

	30 September 2006 *HK$'000*	31 March 2006 *HK$'000*
Aged:		
Less than 30 days	**411,136**	467,520
31 – 60 days	**299,320**	187,184
61 – 90 days	**98,820**	104,210
Over 90 days	**105,770**	48,203
	915,046	807,117

11. TRADE AND BILLS PAYABLE

An aging analysis of the trade and bills payable is as follows:

	30 September 2006 *HK$'000*	31 March 2006 *HK$'000*
Aged:		
Less than 30 days	**202,178**	155,877
31 – 60 days	**39,495**	7,991
61 – 90 days	**7,433**	5,074
Over 90 days	**16,450**	747
	265,556	169,689

BUSINESS REVIEW AND OUTLOOK

For the first half of fiscal year of 2006/2007, the Group achieved a turnover of HK$2,423 million and has recorded a net profit of HK$411 million. This represents an increase in turnover of 30% and an increase in net profit of 33% over same period last year. All of our pulp and paper production lines are now currently running at maximum capacity.

During the period, we saw a strong demand for containerboards worldwide. Our superior technological know-how and our experienced management team allow us to produce excellent quality products at low cost. Thus, we believe we can be extremely competitive in both the domestic market and export market.

For the second half, we will be starting our eighth production line (PM8) at our Changshu plant. Within the next ten months, we will be starting our ninth, tenth and eleventh production lines (PM9, PM10, and PM11). With this expansion, the Group's annual paper capacity will exceed 3,100,000MT, making the Group one of the largest containerboard producers in the world.

Going forward, we will continue to expand our containerboard capacities. We will also invest into pulp making to further integrate our business and to strengthen our position as a leading player in our industry.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of operation

Turnover and net profit attributable to shareholders for the six months ended 30 September 2006 was HK$2,423 million and HK$411 million respectively, representing an increase of 30% and 33%, as compared to HK$1,869 million and HK$309 million, for the corresponding period last year. The earnings per share for the period was HK42.27 cents as compared to HK32.11 cents for the corresponding period last year.

The increase in turnover and net profit were mainly attributable to the significant increase in the Group's sales of containerboard due to the full period commercial operation of the paper machine VII in 2006.

Distribution costs and administrative expenses

The Group's distribution costs and administrative expenses increased by approximately 160% and 41% from HK$29.2 million and HK$60.9 million for the six months ended 30 September 2005 to HK$75.7 million and HK$85.8 million for the six months ended 30 September 2006 respectively as a result of the expansion in the operation of the Group and the increase in the Group's turnover during this period. The distribution costs and administrative expenses represented about 3.1% and 3.5% of the turnover, respectively, for the six months ended 30 September 2006, and were comparable to the year ended 31 March 2006.

Interest expenses

The Group's interest expenses increased by approximately 185% from HK$19.3 million for the six months ended 30 September 2005 to HK$55.0 million for the six months ended 30 September 2006. The increase was mainly due to the increase in average amount of outstanding bank loans during the period.

Inventories, debtors' and creditors' turnover
The inventory turnover of the Group's raw materials and finished products decreased from 100 days and 11 days, respectively, for the year ended 31 March 2006 to 85 days and 6 days, respectively, for the six months ended 30 September 2006. This exhibits continued strong demand from our customers.

The Group's debtors' turnover days were 52 days for the six months ended 30 September 2006 as compared to 65 days for the year ended 31 March 2006. This is in line with the credit terms of 45 days to 60 days granted by the Group to its customers.

The Group's creditors' turnover days were 30 days for the six months ended 30 September 2006 as compared to 26 days for the year ended 31 March 2006 and is in line with the credit terms granted by the Group's suppliers to the Group.

Liquidity, financial resources and capital structure
The total shareholders' fund of the Group as at 30 September 2006 was HK$3,778 million (31 March 2006: HK$3,577 million). As at 30 September 2006, the Group had current assets of HK$2,223 million (31 March 2006: HK$1,846 million) and current liabilities of HK$1,005 million (31 March 2006: HK$1,148 million). The current ratio was 2.21 as at 30 September 2006 as compared to 1.61 at 31 March 2006.

The Group generally finances its operations with internally generated cashflow and credit facilities provided by its principal bankers in Hong Kong and the PRC. As at 30 September 2006, the Group had outstanding bank borrowings of HK$1,530 million (31 March 2006: HK$883 million). These bank loans were secured by corporate guarantees provided by certain subsidiaries of the Company. In addition, the Group issued HK$1,000 million zero coupon convertible bonds due in 2011 in January 2006. The Group's net debt-to-equity ratio (total borrowings net of cash and cash equivalents over shareholders' equity) increased from 0.47 as at 31 March 2006 to 0.60 as at 30 September 2006 as a result of the capital expenditure spent on paper machine VIII, IX, X and XI during the period.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future investments for expansion.

The Group's transactions and the monetary assets are principally denominated in Renminbi, Hong Kong dollars or United States dollars. The Group has not experienced any material difficulties or effects on its operations or liquidity as a result of fluctuations in currency exchange rates during the six months ended 30 September 2006.

During the six months ended 30 September 2006, the Group has used currency structured instruments, foreign currency borrowings or other means to hedge its foreign currency exposure. In this regards, the Group considered its currency risk is significantly reduced.

Employees
As at 30 September 2006, the Group had a workforce of more than 3,900 employees. Salaries of employees are maintained at a competitive level and are reviewed annually, with close reference to the relevant labour market and economic situation. The Group also provides internal training to staff and provides bonuses based upon staff performance and profits of the Company.

The Group has not experienced any significant problems with its employees or disruption to its operations due to labour disputes nor has it experienced any difficulty in the recruitment and retention of experienced staff. The Group maintains a good relationship with its employees.

The Group has a Share Option Scheme whereby employees of the Group are granted options to acquire shares in the Company.

Interim dividend
The Board has resolved to declare an interim dividend of HK16 cents (2005: nil) per share for the six months ended 30 September 2006 to shareholders whose names appear on the Register of Members on 11 December 2006. It is expected that the interim dividend will be paid around 20 December 2006.

Closure of register of members
The Register of Members will be closed from 7 December 2006 to 11 December 2006, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accomplished by the relevant share certificates must be lodged with the Company's Branch Share Registrars, Tricor Investor Services Limited, at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong for registration no later than 4.00 pm on 6 December 2006.

Purchase, sale or redemption of the Company's listed securities
During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Model code for securities transactions
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as a code of conduct regarding directors' securities transactions. All the members of the Board have confirmed, following specific enquiry by the Company that they have complied with the required standards set out in the Model Code throughout the six months ended 30 September 2006. The Model Code also applies to other specified senior management of the Group.

Code on corporate governance practices
In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 September 2006.

Audit committee
The Audit Committee of the Company comprised of three independent non-executive directors namely, Mr Heng Kwoo Seng, Mr Wong Kai Tung Tony and Ms Law Kar Shui Elizabeth.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control procedures and financial reporting matters including the review of the Group's unaudited interim financial statements for the six months ended 30 September 2006.

Remuneration committee
To comply with the Code, a remuneration committee was established on 28 September 2005 with specific written terms of reference which deal clearly with its authority and duties. The members of the remuneration committee comprises Mr Heng Kwoo Seng, Mr Wong Kai Tung Tony and Ms Law Kar Shui Elizabeth. All members of the remuneration committee are independent non-executive directors.

On behalf of the Board
Lee Wan Keung Patrick
Chairman

Hong Kong, 21 November 2006

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

"Please also refer to the published version of this announcement in The Standard."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

CONTINUING CONNECTED TRANSACTIONS

The Group has certain business relationships with Lee & Man Manufacturing, which constitute Continuing Connected Transactions of the Company. Certain of such business relationships have taken place since the Company's listing on the Stock Exchange in the year 2003 and the Group has obtained the Existing Waiver in respect of such Continuing Connected Transactions which exempts the Company from strict compliance with disclosure and where applicable, independent shareholders' approval requirements under the Listing Rules. The Existing Waiver expired on 31 March 2006. The Directors expect such business relationships to continue and accordingly the Company has entered into the New Business Services Agreements on 25 August 2006 for such Continuing Connected Transactions. Set out in this Announcement is further information in relation to the Continuing Connected Transactions.

The New Business Services Agreements include the New Finished Goods Agreement and the New Steam Agreement.

As both the New Finished Goods Agreement and the New Steam Agreement involve the supply of finished goods or steam to Lee & Man Manufacturing, a connected person, their Annual Caps for each year are aggregated for the purposes of considering whether the transactions contemplated thereunder require independent shareholders' approval. As the Annual Caps for the New Finished Goods Agreement and the New Steam Agreement in aggregate is equal to more than 2.5% and is less than 25% of the applicable percentage ratios in respect of the Company and is greater than HK$10,000,000, the New Finished Goods Agreement and the New Steam Agreement and their respective Annual Caps are subject to reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

Lee & Man Manufacturing is wholly owned by Mr. Lee Wan Keung, the chairman of the Company and a Director. Mr. Lee Wan Keung and his associates will abstain from voting at the EGM of the Company to be convened for this purpose. The votes of the Independent Shareholders in the EGM will be taken by poll.

A circular containing, among other things, details of the New Finished Goods Agreement and the New Steam Agreement, a letter from the Independent Board Committee to the Independent Shareholders, a letter of advice from CIMB-GK Securities (HK) Limited to the Independent Board Committee and Independent Shareholders and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

A. BACKGROUND

The Group is a large-scale paper manufacturer and specializes in the production of linerboard and corrugating medium. The Group has certain business relationships with Lee & Man Manufacturing, which is wholly-owned by Mr. Lee Wan Keung, Patrick, the chairman of the Company and a Director, which constitute Continuing Connected Transactions of the Company. The principal business of Lee & Man Manufacturing is in the manufacturing of corrugated paper packaging products in the PRC. The Group is able to provide steam and finished goods to Lee & Man Manufacturing which are not in the same line of business or which do not operate in the areas in which the Group has its core operations.

The business relationships between the Group and Lee & Man Manufacturing have taken place since the Company's listing on the Stock Exchange in the year 2003. Under the listing rules of the Stock Exchange in force at that time, such Continuing Connected Transactions were subject to reporting and announcement requirements and, where applicable, Independent Shareholders' approval. As the continuing connected

* *For identification purposes only*

transactions are essential for the continued operation and growth of the business of the Group, it was impractical for the Group to operate its business effectively if the Company is required to make disclosures and where necessary, to obtain Independent Shareholders' approval, before entering into such transactions. Accordingly, the Group obtained the Existing Waiver dated 26 September 2003 in respect of certain continuing connected transactions of the Group. The Existing Waiver exempts the Group from full compliance with the Listing Rules in respect of such Continuing Connected Transactions. The Existing Waiver expired on 31 March 2006. The Directors intend that such business relationships continue and accordingly, the Company has entered into the New Business Services Agreements for such Continuing Connected Transactions. The New Business Services Agreements include the New Finished Goods Agreement and the New Steam Agreement. Set out in this announcement is further information in relation to the Continuing Connected Transactions.

B. NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS WHICH REQUIRE REPORTING, ANNOUNCEMENT AND INDEPENDENT SHAREHOLDERS' APPROVAL

Set out below is a summary of the Continuing Connected Transactions:

Transactions with Connected Persons under the New Finished Goods Agreements and the New Steam Agreement

Type of Transaction	Nature of Transaction
New Finished Goods Agreement	
Supply of finished goods by Dongguan Lee & Man to Lee & Man Manufacturing	The New Finished Goods Agreement dated 25 August 2006 is for a term of three years commencing from 1 April 2006 till 31 March 2009 pursuant to which Dongguan Lee & Man from time to time supplies finished goods such as test liners and corrugated medium paper to Lee & Man Manufacturing for manufacturing corrugated paper packaging products in the PRC.
New Steam Agreement	
Supply of steam by Dongguan Lee & Man to Lee & Man Manufacturing	Under the New Steam Agreement dated 25 August 2006, Dongguan Lee & Man will supply steam to Lee & Man Manufacturing at a monthly fee of HK$130,000, subject to adjustments (taking into account any changes in actual usage of steam) as may be mutually agreed between the parties. The term of the New Steam Agreement is for three years commencing on 1 April 2006 till 31 March 2009.

To comply with the requirements of the Listing Rules, Dongguan Lee & Man has entered into the New Finished Goods Agreement and the New Steam Agreement.

Under the New Finished Goods Agreement, the price to be charged by the Group in respect of the supply of finished goods shall not be lower than the market price charged to independent third parties under normal commercial terms for similar products (where possible, in the same region). If there is no such market price, the price to be charged by the Group shall not be lower than the price charged against other third parties for similar services or products. The New Finished Goods Agreement is conditional upon the approval of the Independent Shareholders at the EGM.

Under the New Steam Agreement, the steam fee charges were based on the estimated monthly coal consumption and overheads of the Group. The steam fee charges will be paid by cash by Lee & Man Manufacturing. The New Steam Agreement is conditional upon the approval of the Independent Shareholders at the EGM.

The aggregate consideration received by the Group from Lee & Man Manufacturing for finished goods or steam supplied to Lee & Man Manufacturing for each of the financial years ended 31 March 2004, 2005 and 2006 were as follows:

		Amount (HK$)		
	Type of Transaction	**2004**	**2005**	**2006**
1.	**Supply of finished good**	79,767,000	84,229,000	122,018,000
	Annual cap in respect of supply of finished goods under the Existing Waiver	105,000,000	120,000,000	138,000,000
2.	**Supply of steam**	1,560,000	1,560,000	1,560,000
	Annual cap in respect of supply of steam under the Existing Waiver	*(Note)*	*(Note)*	*(Note)*

Note: Under the Existing Waiver, the annual cap in relation to the supply of steam is the higher of HK$10,000,000 or 3% of the book value of the net tangible assets of the Group as at the relevant year-end.

The revenue ratio in respect of the transactions which fall under the New Finished Goods Agreement and the New Steam Agreement in aggregate has exceeded 0.1% on April 2006 and in accordance with Rule 14A.34, the reporting and announcement requirements under Rules 14A.45 to 14A.47 has been triggered. A transaction in respect of the provision of finished goods involves the making/receiving of an order for the finished goods, providing a quotation and then invoicing the price for such order, delivery, clearance with the relevant custom requirements and confirmation of acceptance. This process (including the recording of the transaction in the accounts of the Company) normally takes approximately 2 months. Upon the expiry of the Existing Waiver, the Company required the full 2006 transaction figures as well as its production figures to assist with the projections on the output and allocation the Company can make in relation to its provision of finished goods. In addition, the Group also needs additional time to finalise its projections taking into account of the recent expansion of the Company with its increase in production lines. Accordingly, the Company did not make any announcement until this Announcement (when the projections, the New Finished Goods Agreement and the New Steam Agreement were finalised). From the expiry of the Existing Waiver on 31 March 2006 and up to the date of this announcement, the Company confirms that the percentage ratios in respect of the aggregate value of the transactions which fall under the New Finished Goods Agreement and the New Steam Agreement were less than 2.5% .

C. THE ANNUAL CAPS

The Company proposes that the maximum aggregate annual consideration to be received or paid by the Group in respect of New Finished Goods Agreement and the New Steam Agreement set out above will not exceed the respective cap amounts (in respect of which Independent Shareholders approval is proposed to be sought at the EGM) as shown in the table below for each of the three financial years ending 31 March 2007, 2008 and 2009:

	Amount (HK$)		
Type of Transaction	**Year ending 31 March 2007**	**Year ending 31 March 2008**	**Year ending 31 March 2009**
Supply of finished goods by Dongguan Lee & Man to Lee & Man Manufacturing *(Note 1)*	166 million	184 million	195 million
Supply of steam by Dongguan Lee & Man to Lee & Man Manufacturing *(Note 2)*	1,560,000	1,560,000	1,560,000

Note 1: The relevant caps have been determined by reference to (i) the amount and value of historical transactions between the Group and Lee & Man Manufacturing for the three financial years ended 31 March 2004, 2005 and 2006; (ii) the plans and requirements of Lee & Man Manufacturing and the ability of the Group to meet the requirements of Lee & Man Manufacturing given the expansion of the scale of production of the Group (as described in the announcement of the Company dated 30 March 2006, the Group has acquired additional paper machines which is expected to increase the Group's annual capacity from 1,600,000 metric tons to approximately 3,030,000 metric tons). As the production capacity of the Group increases, the Group will be able to produce more to meet the requirements of its customers. Given that the prices to be paid to the Group by Lee & Man Manufacturing are not lower than the market price charged to independent third parties under normal commercial terms for similar products, the increase in the Annual Caps in respect of the supply of finished goods will allow the Group to further utilise its production facilities whilst obtaining a return for such supply; and (iii) the increase in costs of the raw materials required for the finished goods.

Note 2: The relevant caps have been determined by reference to the amount and value of historical transactions between the Group and Lee & Man Manufacturing for the three financial years ended 31 March 2004, 2005 and 2006.

D. LISTING RULES COMPLIANCE IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS REQUIRING SHAREHOLDERS' APPROVAL

As certain of the percentage ratios in respect of the above Continuing Connected Transactions Requiring Shareholders Approval on an annual and aggregated basis exceed 2.5%, the above Continuing Connected Transactions will constitute "non-exempt continuing connected transactions" of the Company under the Listing Rules requiring the approval of Independent Shareholders. Accordingly, Independent Shareholders' approval are proposed to be sought in respect of the Continuing Connected Transactions subject to the following conditions:–

(A) the Continuing Connected Transactions will be:–

(i) entered into in the ordinary and usual course of business of the Company;

(ii) conducted on normal commercial terms or, if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than the terms available to or from independent third parties as appropriate; and

(iii) entered into in accordance with the relevant terms and conditions governing them which are fair and reasonable so far as the Shareholders are concerned and in the interest of the Company and its shareholders as a whole;

(B) the value of the Continuing Connected Transactions shall not exceed the caps set out above for each of the three years ending 31 March 2007, 31 March 2008 and 31 March 2009 respectively;

(C) the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of any of the Continuing Connected Transactions exceeds the relevant caps, or that there are any material amendment to the terms of the agreements in respect of the Continuing Connected Transactions.

The Company will comply with the relevant continuing obligations required under the Listing Rules in respect of its continuing connected transactions.

E. REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Group is a large-scale paper manufacturer and specializes in the production of linerboard and corrugating medium. The Continuing Connected Transactions have taken place since the Company's listing on the Stock Exchange in the year 2003 and are essential for the continued operation and growth of the business of the Group. The Group is also able to provide steam and finished goods to Lee & Man Manufacturing who is not in the same line of business or who do not operate in the areas in which the Group has its core operations.

The New Business Services Agreements have been negotiated and agreed on at arms' length basis between the Group and Lee & Man Manufacturing based on normal commercial terms. The terms of the New Business Services Agreements (in terms of pricing policies and payment policies) are substantially the same as the terms of the transactions under the Existing Waiver. The Directors (including the independent non-executive Directors who have formed a preliminary view) consider the terms of the New Finished Goods Agreement and New Steam Agreement to be fair and reasonable and in the interests of the Company and its Shareholders as a whole. The formal advice and recommendation to the shareholders by the independent non-executive Directors will be included in the circular to the Shareholders after they have received advice from the Independent Financial Adviser.

F. GENERAL

Since Lee & Man Manufacturing is indirectly wholly owned by Mr. Lee Wan Keung, Patrick, the provision by the Group of finished goods or steam (as the case may be) under the New Business Services Agreements constitute continuing connected transactions of the Company under the Listing Rules.

The New Business Services Agreements include the New Finished Goods Agreement and the New Steam Agreement.

As both the New Finished Goods Agreement and the New Steam Agreement involve the supply of materials or steam to Lee & Man Manufacturing, a connected person, their Annual Caps for each year are aggregated for the purposes of considering whether the transactions contemplated thereunder require independent shareholders' approval. The Annual Caps for the New Finished Goods Agreement and the New Steam Agreement, as their Annual Caps in aggregate is equal to more than 2.5% and is less than 25% of the applicable percentage ratios in respect of the Company and is greater than HK$10,000,000, and accordingly the New Finished Goods Agreement and the New Steam Agreement and their respective Annual Caps are subject to reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35 of the Listing Rules. Lee & Man Manufacturing is wholly owned by Mr. Lee Wan Keung, Patrick, the chairman of the Company and a Director. Apart from the New Business Services Agreements, the Company has confirmation from Mr. Lee Wan Keung, Patrick, that he and his associates do not have any other transactions with the Group that are subsisting and are subject to aggregation pursuant to Rules 14A.25 to 14A.27 of the Listing Rules with the New Business Services Agreements. Mr. Lee Wan Keung, Patrick, and his associates will abstain from voting at the EGM of the Company to be convened for this purpose. The votes of the Independent Shareholders in the EGM will be taken by poll.

An Independent Board Committee will be constituted to make recommendations to the Independent Shareholders in respect of the resolution to approve the New Finished Goods Agreement and the New Steam Agreement and their respective Annual Caps. CIMB-GK Securities (HK) Limited has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the New Finished Goods Agreement and the New Steam Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole and whether each of the Annual Caps is fair and reasonable.

A circular containing, among other things, details of the New Finished Goods Agreement and the New Steam Agreement, a letter from the Independent Board Committee to the Independent Shareholders, a letter of advice from CIMB-GK Securities (HK) Limited to the Independent Board Committee and Independent Shareholders and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

G. DEFINITIONS

The following defined terms are used in this announcement:

"Annual Caps"	the maximum annual consideration to be paid or received (as the case may be) by the Group to Lee & Man Manufacturing for materials and/or to be supplied to Lee & Man Manufacturing for each of the three financial years ending 31 March 2007, 2008 and 2009 details of which are set out in Section B in this Announcement;
"associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	Lee & Man Paper Manufacturing Limited, a company incorporated in the Cayman Islands, the shares of which are listed on the Stock Exchange;
"Continuing Connected Transactions"	the continuing connected transactions between the Group and Lee & Man Manufacturing, which is wholly owned by Mr. Lee Wan Keung, Patrick, which constitute continuing connected transactions of the Company which require reporting, announcement and Independent Shareholders' approval;
"Director(s)"	the director(s) of the Company;
"Dongguan Lee & Man"	Dongguan Lee & Man Paper Factory Co., Ltd., a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of the Company;
"EGM"	the extraordinary general meeting of the Company to be convened to approve, among other things, the New Business Services Agreements, the transactions contemplated thereunder and each of the Annual Caps;
"Existing Waiver"	the waiver granted by the Stock Exchange in relation to certain existing continuing connected transactions of the Group which expired on 31 March 2006;
"Group"	the Company and its subsidiaries;
"IFA"	CIMB-GK Securities (HK) Limited, the independent financial advisers of the Company;
"Independent Board Committee"	a board committee comprising of the independent non-executive Directors of the Company to be constituted to make recommendations to the Independent Shareholders in respect of the Annual Caps;
"Independent Shareholders"	Shareholders other than Mr. Lee Wan Keung, Patrick, and its associates;
"Lee & Man Manufacturing"	Lee & Man Industrial Manufacturing Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Business Services Agreements"	the New Finished Goods Agreement and the New Steam Agreement;
"New Finished Goods Agreement"	the legally binding supply agreement dated 25 August 2006 entered into between Dongguan Lee & Man and Lee & Man Manufacturing pursuant to which Dongguan Lee & Man supplies finished goods (such as test liners and corrugated medium paper) to Lee & Man Manufacturing;
"New Steam Agreement"	the legally binding agreement dated 25 August 2006 entered into between Dongguan Lee & Man, Lee & Man Manufacturing pursuant to which Dongguan Lee & Man supplies steam to Lee & Man Manufacturing;
"PRC"	the People's Republic of China;
"Shareholder(s)"	holder(s) of shares of the Company; and

"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By order of the Board
Lee & Man Paper Manufacturing Limited
Lee Wan Keung, Patrick
Chairman

25 August 2006

As at the date of this announcement, the board of directors of the Company comprises five executive directors, namely Mr. Lee Wan Keung, Patrick, Mr. Lee Man Chun, Raymond, Mr. Lee Man Bun, Mr. Li King Wai Ross and Mr. Tan Siak Him, Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr. Wong Kai Tung, Tony, Mr. Heng Kwoo Seng and Ms. Law Kar Shui Elizabeth.

"Please also refer to the published version of this announcement in The Standard."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules. The Company together with the Subsidiaries (as warrantors) have on 31 July 2006 entered into a Facility Agreement with the Lenders which contains certain requirements in respect of the obligations of the controlling shareholder of the Company.

This announcement is made pursuant to Rule 13.18 of the Listing Rules. The Company, together with certain of its subsidiaries (as warrantors), have on 31 July 2006 entered into a Facility Agreement with the Lenders. Under the Facility Agreement, the Lenders have agreed to make available to the Company a Hong Kong dollar term loan facility in an aggregate amount of up to HK$1,000,000,000.

Under the Facility Agreement, an event of default will arise if, among other things:

- Gold Best does not or ceases to beneficially own, directly or indirectly, not less than 51% of the issued share capital of the Company; or
- Gold Best does not exercise, or is not or ceases to be entitled to exercise management control over the Company; or
- the Lee Family does not or ceases to beneficially own, directly or indirectly, 100% of the shares of and equity interests in, Gold Best; or
- the Lee Family does not exercise, or is not or ceases to be entitled to exercise, management control over Gold Best.

DEFINITIONS

The following defined terms are used in this announcement:

"Company"	Lee & Man Paper Manufacturing Limited
"Directors"	the directors of the Company
"Facility Agreement"	the facility agreement dated 31 July 2006 between, among other parties, the Company (as borrower), certain of its subsidiaries (as guarantors), the Lenders and Citicorp International Limited (as agent)
"Gold Best"	Gold Best Holdings Ltd., a company incorporated under the laws of the British Virgin Islands
"Lee Family"	Mr. Patrick Lee Wan Keung, his family members and trustees of trusts whose principal beneficiaries and/or principal discretionary objects are Mr. Patrick Lee Wan Keung and/or his family members
"Lenders"	Citigroup; Agricultural Bank of China, Hong Kong Branch; Bank of Communications Co., Ltd. Hong Kong Branch; The Bank of Tokyo-Mitsubishi UFJ, Ltd., Hong Kong Branch; BNP Paribas Hong Kong Branch; China Construction Bank Corporation, Hong Kong Branch; Export Development Canada; Fortis Bank S.A./N.V. Hong Kong Branch; Industrial and Commercial Bank of China (Asia) Limited; Mizuho Corporate Bank Ltd., Hong Kong Branch; Sumitomo Mitsui Banking Corporation; United Overseas Bank Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Lee & Man Paper Manufacturing Limited
Cheung Kwok Keung
Company Secretary

Hong Kong, 31 July 2006

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting ("AGM") of Lee & Man Paper Manufacturing Limited (the "Company") will be held at Salon 1, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 15 August 2006 at 11.30 a.m. for the following purposes:–

As ordinary business, to consider and if thought fit, pass the following resolutions:–

ORDINARY RESOLUTIONS

1. to receive, consider and adopt the audited financial statements and the reports of the directors and of the auditors of the Company for the year ended 31 March 2006;

2. (i) to declare a final dividend for the year ended 31 March 2006;

   (ii) to re-elect Mr Lee Man Chun Raymond as an executive director of the Company;

   (iii) to re-elect Mr Tan Siak Him Alexander as an executive director of the Company;

   (iv) to re-elect Mr Li King Wai Ross as an executive director of the Company;

   (v) to authorize the board of directors of the Company to fix the remuneration of all directors of the Company who are newly elected or re-elected at the AGM provided that the total amount (excluding bonuses in favour of executive directors) shall not exceed the amount of HK$6,000,000 for the year ending 31 March 2007. The bonuses in favour of the executive directors shall be decided by the majority of the board of directors of the Company provided that the total amount of bonus payable to all the directors in respect of any one financial year shall not exceed 10% of the consolidated profit after taxation of the Group for the relevant year;

   (vi) to re-appoint auditors for the ensuing year and authorize the board of directors to fix their remuneration; and

As special business, to consider and, if thought fit, pass the following resolutions:–

ORDINARY RESOLUTIONS

3. (i) "**THAT**:–

   (a) subject to paragraph (c), the exercise by the board of directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

* *for identification purpose only*

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company adopted on 11 September 2003, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(III) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in a general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the board of directors of the Company to shareholders of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the board of directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

(ii) "**THAT**:–

(a) the exercise by the board of directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required to be held by any other applicable law of the Cayman Islands or the articles of association of the Company; and

(III) the revocation or variation of this resolution of the Shareholders in a general meeting."

(iii) "**THAT** conditional upon resolution number 3(ii) above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the board of directors of the Company as mentioned in resolution number 3(ii) above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the board of directors of the Company pursuant to resolution number 3(i) above."

4. "**THAT**:–

(i) the exercise by the board of directors of the Company during the Relevant Period of all powers of the Company to purchase the zero coupon convertible bonds due 2011 (issued in an aggregate principal amount of HK$1,000 million by the Company on 16 January 2006), subject to and in accordance with all applicable laws and the requirements of the Rules governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(ii) the aggregate principal amount of the convertible bonds of the Company to be purchased by the Company pursuant to the approval in paragraph (i) during the Relevant Period shall not exceed 10% of the aggregate outstanding principal amount of the convertible bonds of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (i) of this resolution shall be limited accordingly; and

(iii) for the purpose of this resolution,

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required to be held by any other applicable law of the Cayman Islands or the articles of association of the Company; and

(c) the revocation or variation of this resolution of the Shareholders in a general meeting."

By Order of the Board
Mr. Cheung Kwok Keung
Company Secretary

Hong Kong, 17 July 2006

Principal Office:
5th Floor Liven House
61-63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

Notes:

1. Any member entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3. The form of proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority must be deposited at the Company's Hong Kong branch share registrar, Tricor Investor Services Ltd, 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the AGM, and in default the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members from attending and voting in person at the AGM (or any adjourned meeting thereof) should they so wish.

4. In accordance with the Company's articles of association, the following categories of members may demand that the vote in respect of any resolution to be put to the general meeting should be taken on a poll:–

   (a) at least three members present in person (or in the case of a member being a corporation by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

   (b) any member or members present in person (or in the case of a member being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

   (c) any member or members present in person (or in the case of a Member being a corporation by its duly authorized representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

   (d) the chairman of such meeting.

A poll may be so demanded before or on the declaration of the result of the show of hands.

"Please also refer to the published version of this announcement in The Standard."

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

CLOSURE OF REGISTER OF MEMBERS

With reference to the annual result announcement for the year ended 31 March 2006 of the Company published on 27 June 2006, the Register of Members of the Company will be closed from 10 August 2006 to 15 August 2006, both days inclusive, during which period no transfer of shares in the Company can be registered. In order to qualify for the final dividend and to attend the forthcoming annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars, Tricor Investor Services Limited, at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration no later than 4:00 p.m. on 9 August 2006.

By order of the Board
Cheung Kwok Keung
Company Secretary

Hong Kong, 28 June 2006

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

* *for identification purposes*

"Please also refer to the published version of this announcement in The Standard."

END